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10015048

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Karl~~ Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05022

FISCAL YEAR 9-30-09

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 1/7/10



Annual Report **2009**

KUALA LUMPUR KEPONG BERHAD

(15043-V)

CORPORATE PROFILE

KUALA LUMPUR KEPONG BERHAD ("KLK") a company incorporated in Malaysia, employs under its Group more than 25,000 employees worldwide. It is listed on the Main Market of Bursa Malaysia Securities Berhad and has a market capitalisation of approximately RM14.7 billion as at 30 September 2009.

Started as a plantation company more than 100 years ago, plantations, oil palm and rubber, still lead as KLK's core business activity. The Group has a plantation land bank of more than 240,000 hectares in Malaysia (Peninsular and Sabah) and Indonesia (Belitung, Sumatera and Kalimantan). Since the 1990s, the Group has diversified into resource-based manufacturing (oleochemicals, derivatives and specialty chemicals), property development and retailing (personal care products, toiletries and fine foods) with a worldwide operational and retailing presence.

37th Annual General Meeting

Venue : Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak, Malaysia

Date : 24 February 2010
Time : 12.00 noon

CONTENTS

FINANCIAL CALENDAR

FINANCIAL YEAR END

30 September 2009

ANNOUNCEMENT OF RESULTS

First Quarter	18 February 2009
Second Quarter	27 May 2009
Third Quarter	26 August 2009
Fourth Quarter	24 November 2009

PUBLISHED ANNUAL REPORT AND FINANCIAL STATEMENTS

Notice of Annual General Meeting	23 December 2009
37th Annual General Meeting	24 February 2010

DIVIDENDS

Interim

Announcement	27 May 2009
Entitlement Date	16 July 2009
Payment Date	10 August 2009

Final

Announcement	24 November 2009
Entitlement Date	25 February 2010
Payment Date	17 March 2010

CORPORATE INFORMATION

BOARD OF DIRECTORS

R. M. Alias
Chairman
Dato' Seri Lee Oi Hian
Chief Executive Officer
YM Tengku Robert Hamzah
Dato' Lee Hau Hian
Tan Sri Dato' Thong Yaw Hong
Datuk Abdul Rahman bin Mohd. Ramli
Dato' Yeoh Eng Khoon
Roy Lim Kiam Chye
Executive Director
Kwok Kian Hai (Appointed on 27 May 2009)

COMPANY SECRETARIES

Yap Miow Kien
Fan Chee Kum (Appointed on 30 September 2009)
J. C. Lim (Resigned on 30 September 2009)

AUDITORS

KPMG

PLACE OF INCORPORATION AND DOMICILE

In Malaysia as a public limited liability company

REGISTERED OFFICE / PRINCIPAL PLACE OF BUSINESS

Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak, Malaysia
Tel : 605-241 7844
Fax : 605-253 5018
Web : www.klk.com.my

SHARE REGISTRARS

Symphony Share Registrars Sdn Bhd
55 Medan Ipoh 1A
Medan Ipoh Bistari
31400 Ipoh
Perak, Malaysia
Tel : 605-547 4833
Fax : 605-547 4363

PRINCIPAL BANKERS

Malayan Banking Berhad
HSBC Bank Malaysia Berhad
OCBC Bank (Malaysia) Berhad
Public Bank Berhad
CIMB Bank Berhad

STOCK EXCHANGE LISTING

Bursa Malaysia Securities Berhad
Main Market
Listed since 1974

PROFILE OF DIRECTORS



R. M. ALIAS

Chairman
Independent
Non-Executive Director
Aged 77
Malaysian

Has served on the Board since 1 July 1978 and assumed the position of Chairman of KLK on 1 May 2008. He is also the Chairman of the Remuneration Committee and a member of the Nomination Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from the University of Malaya, Singapore, a Certificate in Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Programme at Harvard Business School, US.

His directorships in other listed companies include Batu Kawan Berhad and Cerebos Pacific Limited (Singapore). He is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.



DATO' SERI LEE OI HIAN

Chief Executive Officer
Executive Director
Aged 58
Malaysian

Joined the Board on 1 February 1985 and is the CEO of KLK. He is also Chairman of Batu Kawan Berhad. He also serves as a trustee of several charitable organisations. He was formerly the Chairman of the Malaysian Palm Oil Council.

He graduated with a Bachelor of Agricultural Science (Honours) degree from the University of Malaya and obtained his Masters in Business Administration from Harvard Business School, US.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO and held the position until 2008, when he relinquished his role as Chairman. He remains as Executive Director and CEO of the Group.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. Dato' Seri Lee is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related party transactions with the KLK Group. He has attended all the six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.

PROFILE OF DIRECTORS



YM TENGKU ROBERT HAMZAH

Independent
Non-Executive Director
Aged 70
Malaysian

Joined the Board on 1 May 1976. During the year, he relinquished his position as Chairman of the Audit Committee of the Board, but remains a member of the Audit Committee.

He is also a director of Batu Kawan Berhad. An architect by profession, he graduated from the AA School of Architecture and is a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He has been Chairman of T.R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.



DATO' LEE HAU HIAN

Non-Independent
Non-Executive Director
Aged 56
Malaysian

Joined the Board on 20 December 1993. He is a member of the Nomination Committee and the Remuneration Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association. Besides serving as a director of Yayasan De La Salle and See Sen Chemical Berhad, he is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a Masters in Business Administration degree from Stanford University, US.

He is the brother of Dato' Seri Lee Oi Hian who is the CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related party transactions with the KLK Group. He has attended all the six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.

PROFILE OF DIRECTORS



TAN SRI DATO' THONG YAW HONG

Independent
Non-Executive Director
Aged 79
Malaysian

Joined the Board on 8 March 1995. He is the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Board. He is a Fellow of the Institute of Bankers Malaysia.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad and Public Mutual Berhad, Chairman of Berjaya Sports Toto Bhd. His directorships in other public companies are Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Public Islamic Bank Berhad, Public Investment Bank Bhd and LPI Capital Berhad. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation, Malaysian Institute of Economic Research and Yayasan Wah Seong. He is also a member of the Working Group of the Executive Committee for the National Implementation Task Force and a member of the Investment Committee for the Unit Trust Funds managed by Public Mutual Berhad.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Programme from Harvard Business School. Tan Sri was the Pro-Chancellor of Universiti Putra Malaysia till June 2006. On 17 September 2006, he was conferred the Honorary Doctorate of Economics by Universiti Putra Malaysia.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended four (4) out of six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.

PROFILE OF DIRECTORS



DATUK ABDUL RAHMAN BIN MOHD. RAMLI

Non-Independent
Non-Executive Director
Aged 70
Malaysian

Joined the Board on 11 September 1999. He serves as a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently a Board member of DRB-HICOM Berhad, a public listed company.

He is a nominee director of Permodalan Nasional Berhad, a shareholder of KLK. Save as disclosed he has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended five (5) out of six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.



DATO' YEOH ENG KHOON

Independent
Non-Executive Director
Aged 62
Malaysian

Was appointed to the Board on 24 February 2005. During the year, he was redesignated as Chairman of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad, as well as a trustee of Yayasan KLK. His past working experience included banking, manufacturing and the retail business.

He obtained his Bachelor of Arts (Honours) degree in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.

PROFILE OF DIRECTORS



ROY LIM KIAM CHYE

Executive Director
Aged 59
Malaysian

Was appointed to the Board on 1 June 2007.

Mr. Lim holds a Bachelor of Economics (Honours) degree and a Diploma in Education (Distinction) from the University of Malaya. He has also attended the Senior Management Development Programme from Harvard Business School and Advanced Management Programme from INSEAD.

Mr. Lim is the KLK Group Plantations Director. He has been with the KLK Group since 1975. Prior to his current position, he was the Marketing Director overseeing commodities trading for the plantations division. He is also a council member of the Malaysian Agricultural Producers Association and Malaysian Palm Oil Association.

He has no family relationship with any director/major shareholder of KLK. He has no personal interest in any transactions involving the KLK Group carried out in the ordinary course of business. He has attended all the six (6) Board of Directors' meetings held in the financial year ended 30 September 2009.



KWOK KIAN HAI

Independent
Non-Executive Director
Aged 65
Singaporean

Joined the Board on 27 May 2009.

He graduated from the University of Singapore with a degree in Chemistry and Mathematics.

He was a Managing Director of a Sime Darby unit before joining Kuok Group as General Manager of Pasir Gudang Edible Oil. He served as Managing Director of Kuok Oils and Grains until 2008 and thereafter was appointed Joint Chief Operation Officer of Wilmar International Ltd. before retiring in 2009. In addition, he was a Council member of Malaysian Palm Oil Council and a Board member of Palm Oil Refiners Association of Malaysia ("PORAM") for 15 years. He also previously served as Chairman of PORAM. He is currently a Board member of Kuok Singapore Limited and Piala Holdings Pte Limited.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the three (3) Board of Directors' meetings held after his appointment in the financial year ended 30 September 2009.

Note: None of the Directors of KLK has been convicted of any offence.



SIMPLIFIED GROUP ASSETS & LIABILITIES

AS AT 30 SEPTEMBER 2009

TOTAL ASSETS

2009


22%
29%
15%
12%
18%
4%

RM Million

- Property, Plant and Equipment RM2,488
- Prepaid Lease Payments RM357
- Biological Assets RM1,576
- Other Non-Current Assets RM994
- Cash and Cash Equivalents RM1,292
- Other Current Assets RM1,897

2008


25%
28%
14%
12%
17%
4%

RM Million

- Property, Plant and Equipment RM2,372
- Prepaid Lease Payments RM348
- Biological Assets RM1,426
- Other Non-Current Assets RM1,048
- Cash and Cash Equivalents RM1,160
- Other Current Assets RM2,156

TOTAL EQUITY & LIABILITIES

2009


11%
20%
4%
65%

RM Million

- Shareholders' Funds RM5,634
- Minority Interests RM309
- Borrowings RM1,750
- Other Liabilities RM911

2008


12%
21%
2%
65%

RM Million

- Shareholders' Funds RM5,537
- Minority Interests RM203
- Borrowings RM1,780
- Other Liabilities RM990

GROUP HIGHLIGHTS

Financial		**2009**	**2008**	**2007**	**2006**	**2005**
Revenue	(RM'000)	6,658,308	7,855,425	5,067,627	3,916,649	3,789,897
Profit:						
before taxation	(RM'000)	887,362	1,445,481	886,458	588,554	576,072
attributable to equity holders of the Company	(RM'000)	612,500	1,040,653	694,154	436,230	421,315
Earnings per share	(sen)	57.51	97.72	65.18	40.96	39.56
Dividend per share:						
gross	(sen)	40.0	70.0	50.0	33.3	26.7
net	(sen)	40.0	54.9	36.9	24.3	20.3
Net tangible assets	(RM'000)	5,305,482	5,243,498	4,609,566	4,370,513	4,169,809
Net tangible assets per share	(RM)	4.98	4.92	4.33	4.10	3.92

Key Corporate Ratios	**2009**	**2008**	**2007**	**2006**	**2005**
Dividend Yield^	2.9%	7.3%	3.8%	4.6%	5.2%
Dividend Payout Ratio†	69.5%	56.1%	56.6%	59.2%	51.4%
Return on Equity#	10.9%	18.8%	14.1%	9.7%	9.9%
Return on Total Assets@	7.1%	12.2%	9.9%	7.7%	8.1%
Net Debts to Equity~	8.1%	11.2%	11.5%	-	-

^ Based on Gross Dividend expressed as a percentage of KLK Share Price as at 30 September 2009
† Based on Net Dividend expressed as a percentage of Basic Earnings Per Share
# Based on Net Profit attributable to Equity Holders expressed as a percentage of Total Equity attributable to Equity Holders
@ Based on Net Profit attributable to Equity Holders expressed as a percentage of Total Assets
~ Based on Net Debts (being Total Borrowings less Cash and Cash Equivalents) expressed as a percentage of Total Equity attributable to Equity Holders

Production		**2009**	**2008**	**2007**	**2006**	**2005**
Fresh Fruit Bunches	(tonnes)	2,859,929	2,803,792	2,360,061	2,422,487	2,250,808
Rubber	('000 kgs)	22,381	21,958	22,942	24,257	24,870

Quarterly Financial		**Year 2009**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**
Revenue	(RM'000)	6,658,308	1,799,574	1,537,292	1,438,560	1,882,882
Operating profit	(RM'000)	921,576	349,673	251,155	165,092	155,656
Profit before taxation	(RM'000)	887,362	342,819	239,341	158,108	147,094
Profit attributable to equity holders of the Company	(RM'000)	612,500	243,730	190,244	112,681	65,845
Earnings per share						
– basic	(sen)	57.51	22.89	17.86	10.58	6.18
Dividend per share						
– gross	(sen)	40	30	-	10	-

FINANCIAL HIGHLIGHTS


100
90
80
70
60
50
40
30
20
10
0
39.6
41.0
65.2
97.7
57.5
2005
2006
2007
2008
2009

Earnings Per Share
(sen)


6000
5000
4000
3000
2000
1000
4,247,839
4,494,889
4,919,053
5,537,094
5,634,009
2005
2006
2007
2008
2009

Shareholders' Funds
(RM'000)


7
6
5
4
3
2
1
0
5.2
4.6
3.8
7.3
2.9
2005
2006
2007
2008
2009

Dividend Yield
(percentage)


80
70
60
50
40
30
20
10
0
51.4
59.2
56.6
56.1
69.5
2005
2006
2007
2008
2009

Dividend Payout Ratio
(percentage)


20
18
16
14
12
10
8
6
4
2
0
9.9
9.7
14.1
18.8
10.9
2005
2006
2007
2008
2009

Return on Equity
(percentage)


12
10
8
6
4
2
0
8.1
7.7
9.9
12.2
7.1
2005
2006
2007
2008
2009

Return on Total Assets
(percentage)


5
4
3
2
1
0
3.92
4.10
4.33
4.92
4.98
2005
2006
2007
2008
2009

Net Tangible Assets Per Share
(RM)


15
12
9
6
3
0
11.5
11.2
8.1
2005
2006
2007
2008
2009

Net Debts to Equity
(percentage)

5-YEAR PLANTATION STATISTICS

		2009	2008	2007	2006	2005
OIL PALM						
FFB Production						
– own estates	(tonnes)	2,859,929	2,803,792	2,360,061	2,422,487	2,250,808
– sold	(tonnes)	73,997	126,285	68,748	62,104	32,021
– purchased	(tonnes)	893,143	861,076	851,981	1,016,033	1,002,701
– total processed	(tonnes)	3,679,075	3,538,583	3,143,294	3,376,416	3,221,488
Yield per mature hectare	(tonnes FFB)	22.87	24.66	22.25	24.15	22.89
Profit per mature hectare						
(before replanting expenditure)	(RM)	7,326	10,684	5,790	3,599	3,744
Average selling prices:						
Refined palm						
products	(RM/tonne ex-refinery)	2,174	3,296	2,147	1,478	1,448
Crude palm oil	(RM/tonne ex-mill)	2,309	2,913	1,929	1,401	1,391
Palm kernel oil	(RM/tonne ex-mill)	2,167	3,597	2,175	1,899	2,179
Palm kernel cake	(RM/tonne ex-mill)	192	445	259	160	132
Palm kernels	(RM/tonne ex-mill)	1,181	1,714	1,131	872	986
FFB	(RM/tonne)	433	670	465	285	282
RUBBER						
Production						
– own estates	('000 kgs)	22,381	21,958	22,942	24,257	24,870
– sold	('000 kgs)	49	-	-	-	-
– purchased	('000 kgs)	2,764	4,699	5,285	7,050	6,356
– total processed	('000 kgs)	25,096	26,657	28,227	31,307	31,226
Yield per mature hectare	(kgs)	1,367	1,394	1,450	1,499	1,563
Profit per mature hectare						
(before replanting expenditure)	(RM)	3,467	7,059	6,070	6,696	3,961
Average selling price						
(net of cess)	(sen/kg)	683	893	786	761	539
PLANTED AREA						
(weighted average hectares):						
OIL PALM						
Mature		125,041	113,708	106,076	100,308	98,348
Immature		29,457	29,476	29,010	23,079	22,910
RUBBER						
Mature		16,369	15,753	15,819	16,179	15,916
Immature		4,140	3,798	3,799	3,748	4,298
TOTAL PLANTED AREA		175,007	162,735	154,704	143,314	141,472

5-YEAR FINANCIAL STATISTICS

	2009 RM'000	2008 RM'000	2007 RM'000	2006 RM'000	2005 RM'000
REVENUE					
Palm products	3,212,982	3,564,120	1,956,142	1,580,038	1,446,789
Rubber	163,893	236,150	208,725	224,385	159,759
Manufacturing	2,585,788	3,222,971	2,014,487	1,231,692	1,358,868
Retailing	605,180	703,504	775,118	764,891	736,773
Property development	30,804	42,164	63,868	63,664	44,258
Investment income	37,958	65,691	43,185	42,974	34,665
Other income	21,703	20,825	6,102	9,005	8,785
	6,658,308	7,855,425	5,067,627	3,916,649	3,789,897
GROUP PROFIT					
Palm products	906,830	1,223,256	582,862	357,546	357,207
Rubber	48,280	105,367	94,749	101,354	60,201
Manufacturing	35,524	117,044	61,624	14,282	76,915
Retailing	(77,514)	(4,259)	14,354	(12,047)	(13,923)
Property development	10,320	11,741	12,056	23,220	10,149
Others	(3,902)	(3,065)	(912)	(141)	7,004
Share of results of associates	34,555	42,232	31,899	18,060	17,513
Investment income	37,958	65,691	43,185	42,974	34,665
Finance costs	(68,769)	(64,200)	(36,139)	(14,215)	(6,744)
Corporate	(35,920)	(48,326)	82,780	57,521	33,085
Profit before taxation	887,362	1,445,481	886,458	588,554	576,072
Tax expense	(244,751)	(355,976)	(172,009)	(148,568)	(149,570)
Profit for the year	642,611	1,089,505	714,449	439,986	426,502
Attributable to:					
Equity holders of the Company	612,500	1,040,653	694,154	436,230	421,315
Minority interests	30,111	48,852	20,295	3,756	5,187
	642,611	1,089,505	714,449	439,986	426,502
ASSETS					
Property, plant and equipment	2,487,800	2,372,018	2,093,208	1,582,213	1,207,822
Investment properties	5,086	5,137	5,188	5,241	15,514
Prepaid lease payments	357,441	347,725	242,809	214,639	186,280
Biological assets	1,575,878	1,426,545	1,189,512	1,136,557	1,081,833
Land held for property development	195,790	195,378	194,735	194,305	194,839
Goodwill on consolidation	296,950	255,940	264,698	101,061	60,369
Intangible assets	31,577	37,656	44,789	23,315	17,661
Investment in associates	210,379	258,495	172,455	141,341	135,803
Other investments	244,452	288,770	438,705	449,178	462,614
Deferred tax assets	9,833	6,888	11,634	7,232	8,664
Current assets	3,189,145	3,315,692	2,345,559	1,837,678	1,835,414
Total assets	8,604,331	8,510,244	7,003,292	5,692,760	5,206,813

5-YEAR FINANCIAL STATISTICS

	2009 RM'000	2008 RM'000	2007 RM'000	2006 RM'000	2005 RM'000
EQUITY					
Share capital	1,067,505	1,067,505	1,067,505	712,516	712,516
Reserves	4,579,951	4,483,036	3,864,995	3,795,820	3,548,770
Cost of treasury shares	(13,447)	(13,447)	(13,447)	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,634,009	5,537,094	4,919,053	4,494,889	4,247,839
Minority interests	308,760	202,913	176,159	168,795	145,965
Total equity	5,942,769	5,740,007	5,095,212	4,663,684	4,393,804
LIABILITIES					
Deferred tax liabilities	251,072	220,278	195,218	186,911	159,442
Provision for retirement benefits	44,165	27,136	32,951	40,809	41,878
Borrowings	1,122,726	920,844	566,893	98,578	69,648
Obligations under finance leases	-	-	-	28	60
Current liabilities	1,243,599	1,601,979	1,113,018	702,750	541,981
Total liabilities	2,661,562	2,770,237	1,908,080	1,029,076	813,009
Total equity and liabilities	8,604,331	8,510,244	7,003,292	5,692,760	5,206,813
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	57.51	97.72	65.18	40.96	39.56
Share price at 30 September – RM	13.80	9.60	13.20	7.25	5.15
Gross dividend rate – sen	40.0	70.0	50.0	33.3	26.7
Dividend yield at 30 September	2.9%	7.3%	3.8%	4.6%	5.2%
P/E ratio at 30 September	24.0	9.8	20.3	17.7	13.0

AREA STATEMENT

	Age in Years	2009 Hectares	2009 % Under Crop	2009 % of Total Planted Area	2008 Hectares	2008 % Under Crop	2008 % of Total Planted Area
OIL PALM	4 to 9	48,017	28		47,379	32	
	10 to 18	69,801	41		55,642	37	
	19 and above	19,509	12		15,336	10	
	Mature	137,327	81	70	118,357	79	70
	Immature	32,744	19	17	31,905	21	19
	Total	170,071	100	87	150,262	100	89
RUBBER	6 to 10	2,859	11		2,382	12	
	11 to 15	3,827	14		2,204	12	
	16 to 20	10,491	40		9,320	48	
	21 and above	3,840	15		2,058	11	
	Mature	21,017	80	10	15,964	83	9
	Immature	5,343	20	3	3,381	17	2
	Total	26,360	100	13	19,345	100	11
TOTAL PLANTED		196,431		100	169,607		100
Plantable Reserves		30,363			33,103		
Conservation Areas		6,614			5,399		
Dispute Areas		2,578			2,544		
Building Sites, etc.		9,769			8,352		
GRAND TOTAL		245,755			219,005		

Oil Palm Planted Area/FFB Production


2,251
98,684
22,346
2,422
100,998
22,464
2,360
107,182
27,799
2,804
118,357
31,905
2,860
137,327
32,744
2005
2006
2007
2008
2009
FFB Production ('000 tonnes)
Planted Area - mature (hectares)
Planted Area - immature (hectares)

Rubber Planted Area/Rubber Production


24,870
16,547
3,739
24,257
16,259
3,518
22,942
15,897
3,687
21,958
15,964
3,381
22,381
21,017
5,343
2005
2006
2007
2008
2009
Rubber Production ('000 kgs)
Planted Area - mature (hectares)
Planted Area - immature (hectares)

CHAIRMAN'S STATEMENT



R. M. ALIAS
Chairman

At first sight, KLK's financial year 2009 results pale in comparison with last year's, when net profit was a record-breaking RM1.04 billion. For financial year 2009, KLK turned in a net profit of RM612.5 million, which is 41% down from the previous year, but in line with market expectations given that commodity prices could not but fall in view of the global economic crisis and the unprecedented highs of 2008.

To put things into perspective, KLK's net profit for financial year 2009 are its 3rd highest ever and achieved in the face of the worst financial crisis in decades. We believe that the effects of the crisis are now subsiding due in part to the stimulus packages implemented by governments worldwide and improved consumer confidence, but remain concerned over the strength and sustainability of any recovery. Now is not the time to let-up on those lean measures adopted in the past year, but to go further and develop an even tougher mindset to manage the next phase of growth.

Dividends

Consistent with our overall performance, the Board is recommending a final single tier dividend of 30 sen per share. Upon this recommendation being approved by shareholders at the Annual General Meeting, this will, together with the earlier interim single tier dividend of 10 sen per share already paid, amount to a total payout of RM426 million equivalent to 70% of net profit for the year.

Plantations

For the year under review, the Plantation Division was the significant contributor to the Group's profit, underpinning the strong performance of the Group. Although Group FFB production had increased slightly from 2.80 million tonnes to 2.86 million tonnes, FFB yield per hectare had deteriorated to 22.87 tonnes from 24.66 tonnes a year ago. The average price achieved for crude palm oil was RM2,309 per tonne ex-mill and RM1,181 per tonne ex-mill for palm kernels. Although these prices are lower than those of last year, we believe that with the overall recovery of commodity prices, the average prices for next year will improve.

We had earlier this year entered into a joint venture with PT. Perkebunan Nusantara 2 ("PTPN 2"), an Indonesian state-owned enterprise, to lease and manage over 20,000 hectares of oil palm and rubber plantations belonging to PTPN 2 in North Sumatera. This joint venture marks KLK's first partnership with an Indonesian government body with the objective to turn the leased assets into model plantations with productivity comparable to those of the industry leaders. We are proud to partner with an Indonesian government body and it is our fervent hope that such partnerships will continue to foster better understanding and stronger ties between two neighbours.

Capital investments in plantations continue to be high, and next year will see more than half of the capital expenditure budget earmarked for new plantings mainly in Kalimantan. The Group's new plantings in Kalimantan have grown by 10% or 1,952 hectares in the year under review. Group FFB production for the next financial year is expected to increase due to improvements in FFB yield and with additional areas being brought into maturity.

Manufacturing

Our Oleochemicals Division recorded an overall drop of 38% in pre-tax profit at RM109 million for financial year 2009, mainly due to the effects of the worldwide recession which saw reduced demand, surplus supply and consequently margins being squeezed. In particular, the oleochemicals business unit in China suffered a major write-down in inventories. We are however confident that the Division will bounce back higher next year as there are positive indicators that a global recovery is at hand.

Our expansion projects, in particular de-bottlenecking our fatty acid plants, our new esters capacity in basic oleochemicals and the new detergent intermediates or MES plant, are progressing well. We look forward to all the plants being commissioned or operational by 2010.

The other manufacturing operations had an indifferent year. In particular, Davos Life Science, our nutraceutical arm, continued to make losses but Management has taken measures to cut costs and to consolidate the business whilst waiting for our tocotrienol product to realise its potential.

Retail

Reduced consumer spending worldwide has negatively impacted the retail and wholesale businesses of Crabtree & Evelyn, our personal care products subsidiary. To deal with this challenging economic condition, Crabtree's US operations filed for Chapter 11 restructuring and pursuant thereto, it has downsized its operations by closing non-performing retail stores and negotiating rental reductions for existing stores. We believe that the measures taken will help to improve Crabtree's performance in the next financial year.

Corporate Responsibility and Corporate Governance

Our employees are our major asset and here at KLK, we value their trust and support. As trust is a two-way path, we make it our responsibility to improve their quality of life, just as they contribute to the better performance of the Group. In recognition of the Group's commitment to corporate responsibility, KLK continued to win several awards, amongst them, the "Best CSR Practitioner Award 2009" by the Ministry of Plantation Industries and Commodities. Our efforts to provide our employees with a safe and healthy workplace have also been recognised by the Ministry of Human Resources in the award of "Best Estate OSH Practice in Perak".

Over in Indonesia, our Plantations Division continues to participate in the KKPA Scheme (Kredit Koperasi Primer) or Primary Co-operative Members Loan, whereby KLK assists in the development of oil palm plantations for the benefit of communities in the vicinity of its operations. KLK's support of the KKPA Scheme has over the years, provided employment opportunities and a sustainable income to the local community, resulting in their enjoyment of a better quality of life.

I am also proud to announce that KLK's high standards of corporate governance have been recognised and that we are this year's recipient of the Merit Award in the "Malaysian Business – CIMA Enterprise Governance Awards 2009".

Outlook

Over in Asia, we have been fortunate that the worst effects of the recession such as high unemployment and inflation have not been as acute as in the West. Since the second half of 2009, we have seen a sharp rise in commodity prices which bodes well for our business. The soybean crop failure in Argentina coupled with steady demand for crude palm oil from India and China, have provided some stability to crude palm oil prices and given us the confidence to renew our aggressive planting programme in Kalimantan.

Amidst the signs of improvement in the global economy, we are cautiously optimistic that the economic crisis is behind us and that we shall see better earnings and profits in the next financial year.

Acknowledgement

On behalf of the Board, I take this opportunity to thank our loyal shareholders as well as our management, staff, customers, business partners, bankers and all stakeholders for their support throughout this challenging year.

We would also like to place on record our heartfelt thanks to our director, YM Tengku Robert Hamzah who will be retiring without seeking re-appointment at this AGM. YM Tengku Robert Hamzah has served continuously on the KLK Board since 1976, that is, for close to 34 years, and will be longest serving director in KLK's history on his retirement. He will be sorely missed as he has served KLK Group with dedication, professionalism and integrity of the highest standards. Please join us in wishing him the best in all his future undertakings.

Thank you.

KENYATAAN PENGERUSI

Selayang pandang prestasi KLK bagi tahun kewangan 2009 memperlihatkan keputusan kurang memberangsangkan berbanding tahun sebelumnya yang mencatat keuntungan bersih dengan rekod tertinggi iaitu sebanyak RM1.04 bilion. Bagi tahun kewangan 2009, KLK memperoleh keuntungan bersih sebanyak RM612.5 juta, 41% lebih rendah dari tahun lepas, selaras dengan jangkaan pasaran memandangkan kejatuhan harga komoditi berikutan krisis ekonomi global dan tahap pasaran yang tinggi pada tahun 2008.

Secara perbandingan, keuntungan bersih KLK bagi tahun kewangan 2009 adalah yang ke-3 tertinggi pernah dicapai walaupun terpaksa menghadapi krisis kewangan paling buruk pernah melanda sejak beberapa tahun yang lalu. Walaupun kita berpendapat bahawa kesan krisis tersebut kini semakin reda, sebahagiannya hasil daripada pakej rangsangan yang dilaksanakan oleh kerajaan di seluruh dunia dan keyakinan pengguna yang semakin meningkat, namun kita masih bimbang terhadap kekukuhan dan keteguhan sebarang pemulihan yang dicapai. Kita merasakan belum masanya untuk menghentikan langkah berjimat-cermat yang telah diterima pakai pada tahun sebelum ini, malah adalah lebih baik untuk kita mengambil langkah seterusnya dan mencorakkan cara berfikir yang lebih berhati-hati untuk mengendalikan fasa pertumbuhan seterusnya.

Dividen

Selaras dengan prestasi keseluruhan, Lembaga Pengarah mengesyorkan dividen akhir satu peringkat tunggal sebanyak 30 sen sesaham. Apabila syor tersebut diluluskan oleh pemegang saham pada Mesyuarat Agung Tahunan, berserta dengan dividen interim satu peringkat sebanyak 10 sen sesaham yang telah terlebih dahulu dibayar, jumlah pembayaran dividen yang akan dibayar adalah sebanyak RM426 juta bersamaan dengan 70% daripada keuntungan bersih pada tahun ini.

Perladangan

Hasil daripada prestasi kukuh Kumpulan pada tahun yang ditinjau, Bahagian Perladangan adalah penyumbang yang penting kepada keuntungan sebelum cukai Kumpulan. Walaupun pengeluaran BTS Kumpulan mencatat peningkatan kecil daripada 2.80 juta tan kepada 2.86 juta tan, namun hasil BTS sehektar menurun kepada 22.87 tan berbanding 24.66 tan setahun lalu. Harga purata yang diperoleh bagi minyak sawit mentah adalah sebanyak RM2,309 setiap tan di kilang dan RM1,181 setiap tan di kilang bagi isirung sawit. Sungguhpun harga tersebut lebih rendah berbanding tahun lepas, kita percaya bahawa dengan pemulihan menyeluruh harga komoditi, harga purata bagi tahun depan akan bertambah baik.

Pada awal tahun ini, kita telah memeterai satu usahasama dengan PT. Perkebunan Nusantara 2 ("PTPN 2"), sebuah syarikat milik kerajaan Indonesia, untuk memajak dan menguruskan lebih 20,000 hektar ladang sawit dan getah milik PTPN 2 di Sumatera Utara. Usahasama tersebut adalah perkongsian pertama KLK dengan sebuah badan kerajaan Indonesia yang bertujuan untuk menukar aset pajakan menjadi ladang-ladang model yang mencatat produktiviti dan mampu menyaingi syarikat-syarikat lain yang berprestasi. Kita berasa bangga kerana berpeluang menjalin kerjasama dengan sebuah badan kerajaan Indonesia dan benar-benar berharap agar permuafakatan sedemikian akan terus dapat mengukuhkan persefahaman yang lebih baik dan jalinan yang lebih akrab antara kedua-dua negara.

Pelaburan modal yang tinggi diteruskan dalam bidang perladangan, dan tahun depan pula akan menyaksikan lebih daripada separuh belanjawan perbelanjaan modal diperuntukkan untuk penanaman baru, khususnya di Kalimantan. Penanaman baru Kumpulan di Kalimantan meningkat sebanyak 10% atau 1,952 hektar pada tahun yang ditinjau. Pengeluaran BTS Kumpulan bagi tahun kewangan akan datang dijangka meningkat disebabkan oleh peningkatan dalam hasil BTS dan pertambahan kawasan ladang yang matang.

Perkilangan

Bahagian Oleokimia mencatat penurunan keuntungan sebelum cukai secara menyeluruh sebanyak 38% atau RM109 juta bagi tahun kewangan 2009, sebahagian besarnya disebabkan oleh kesan kemelesetan global yang telah menyaksikan penurunan permintaan dan lebihan bekalan yang menyebabkan pengurangan margin. Unit perniagaan oleokimia, khususnya di China, telah mengalami pengurangan inventori yang amat ketara. Namun begitu, kita tetap yakin bahawa Bahagian tersebut akan pulih dan mencatat lonjakan lebih tinggi pada tahun depan memandangkan petunjuk-petunjuk positif yang menggambarkan bahawa pemulihan ekonomi global bakal dicapai.

Projek-projek pengembangan kita, khususnya untuk meredakan kesesakan di kilang-kilang asid lemak, kapasiti pengilangan ester kita yang baru dalam oleokima asas dan loji pengantara sabun pencuci baru atau MES, kini berjalan lancar. Kita kini menantikan semua kilang baru dilancarkan atau beroperasi menjelang tahun 2010.

Operasi perkilangan lain tidak mengalami perubahan pada tahun ini. Davos Life Science iaitu bahagian nutraseutikal khususnya, terus mengalami kerugian. Walau bagaimanapun pihak Pengurusan telah mengambil langkah-langkah perlu untuk mengurangkan kos dan mengukuhkan perniagaan sambil menanti produk tokotrienol kita merealisasikan potensinya.

Peruncitan

Perbelanjaan pengguna yang berkurangan di seluruh dunia telah memberi kesan negatif kepada perniagaan peruncitan dan borong yang dijalankan oleh Crabtree & Evelyn, syarikat produk penjagaan peribadi kita. Untuk menghadapi keadaan ekonomi yang mencabar ini, operasi Crabtree di AS telah melaksanakan penyusunan semula Bab 11 dan selaras dengan itu, saiz operasinya telah dikurangkan dengan menutup kedai-kedai jualan berprestasi rendah dan mengadakan rundingan bagi menurunkan kadar sewaan bagi kedai-kedai sedia ada. Kami percaya bahawa langkah tersebut akan membantu mempertingkatkan prestasi Crabtree pada tahun kewangan akan datang.

Tanggungjawab Korporat dan Tadbir Urus Korporat

Para pekerja kita adalah aset kita paling utama dan di KLK, kita menghargai kepercayaan dan sokongan yang telah mereka berikan. Oleh kerana sikap saling mempercayai adalah sesuatu yang melibatkan dua pihak, kita telah menjadikan usaha mempertingkatkan kualiti hidup mereka sebagai satu tanggungjawab, sejajar dengan sumbangan mereka ke arah prestasi Kumpulan yang lebih baik. Sebagai mengiktiraf komitmen Kumpulan terhadap tanggungjawab korporat, KLK berjaya menggondol beberapa anugerah, antaranya, "Anugerah Pengamal CSR Terbaik 2009" oleh Kementerian Industri Perladangan dan Komoditi. Usaha kita untuk menyediakan tempat kerja yang selamat dan sihat kepada para pekerja juga telah mendapat pengiktirafan daripada Kementerian Sumber Manusia menerusi anugerah "Amalan OSH Ladang Terbaik di Perak".

Di Indonesia, Bahagian Perladangan kita terus mengambil bahagian dalam Skim KKPA (Kredit Koperasi Primer) atau Pinjaman Ahli Koperasi Utama, di mana KLK membantu dalam pembangunan ladang-ladang sawit bagi manfaat komuniti di sekitar kawasan operasinya. Dari setahun ke setahun, sokongan KLK kepada Skim KKPA telah menyediakan banyak peluang pekerjaan dan pendapatan tetap kepada masyarakat setempat, justeru, membolehkan mereka menikmati taraf dan kualiti hidup yang lebih baik.

Saya juga dengan bangga mengumumkan bahawa piawaian tadbir urus korporat tinggi yang diamalkan oleh KLK telah mendapat pengiktirafan dan pada tahun ini, kita telah muncul sebagai penerima Merit Award dalam "Malaysian Business – CIMA Enterprise Governance Awards 2009".

Tinjauan Masa Depan

Di Asia, kita bernasib baik kerana kesan buruk kemelesetan ekonomi yang melanda seperti kadar pengangguran dan inflasi tidaklah seteruk yang dialami oleh negara-negara Barat. Sejak setengah tahun kedua 2009, kita telah menyaksikan peningkatan baik dalam harga komoditi yang telah memberi manfaat kepada perniagaan kita. Kegagalan tanaman kacang soya di Argentina serta permintaan kukuh terhadap minyak sawit mentah dari India dan China, telah menstabilkan harga minyak sawit mentah dan memberi keyakinan kepada kita untuk meneruskan program penanaman semula secara agresif di Kalimantan.

Walaupun ekonomi global menunjukkan tanda-tanda positif, namun kita tetap mengambil langkah berjaga-jaga terhadap krisis ekonomi yang dilihat kian reda dan terus berusaha untuk mencatat pendapatan dan keuntungan yang lebih baik pada tahun kewangan akan datang.

Penghargaan

Saya, bagi pihak Lembaga Pengarah, ingin mengambil peluang ini untuk mengucapkan ribuan terima kasih kepada para pemegang saham yang setia serta pihak pengurusan, kakitangan, pelanggan, rakan kongsi perniagaan, bank-bank dan semua pemegang kepentingan atas sokongan mereka sepanjang tahun yang mencabar ini.

Kita juga ingin merakamkan ucapan penghargaan tulus ikhlas kepada pengarah kita, YM Tengku Robert Hamzah yang akan bersara tanpa menawarkan diri untuk pelantikan semula pada AGM yang bakal diadakan. YM Tengku Robert Hamzah telah berkhidmat dalam Lembaga Pengarah KLK sejak tahun 1976, iaitu selama hampir 34 tahun. Pada tarikh persaraan beliau kelak, YM Tengku Robert Hamzah akan tercatat dalam sejarah KLK sebagai pengarah paling lama berkhidmat. Khidmat berdedikasi, penuh profesional dan dengan kewibawaan pada tahap tertinggi yang telah beliau curahkan kepada Kumpulan KLK akan sentiasa dikenang. Marilah kita sama-sama menghadiahkan ucapan selamat maju jaya dalam apa jua penglibatan beliau pada masa depan.

Terima kasih.

CEO'S REVIEW OF OPERATIONS



DATO' SERI LEE OI HIAN
Chief Executive Officer

As predicted last year, 2008/2009 was an extremely challenging one for the world as a whole. Although the global financial crisis appears to be moderating, the lingering effects of high unemployment and low demand are still with us, as is the possibility of a downturn in commodity prices. KLK was not spared the fallout from the financial crisis and our net profit has as a result dropped 41% from a record-breaking RM1.04 billion (achieved last year on the back of exceptionally high palm oil prices) to RM612.5 million for financial year 2009.

As nobody knows what will happen next, prudence demands that we prepare ourselves for all possible outcomes. Businesses should realise that the system is quite volatile and can quickly turn. We are therefore open to opportunities to be seized, just as much as to the dangers to be dodged.

Leveraging on our plantation management expertise, we have entered into a joint venture with PT. Perkebunan Nusantara 2 ("PTPN 2") to lease and manage over 20,000 hectares of oil palm and rubber plantations belonging to PTPN 2, in North Sumatera. This joint venture represents an opportunity for KLK to expand our activities in a new region.

KLK will continue to be both prudent and selective in its expansion programme in order to preserve and enhance returns to shareholders.

PLANTATIONS

The weak global economy mentioned hereinabove had caused the prices of all the commodities under the Group's stable to decline significantly from the highs of last year. The main cause was the poor off-take due to demand destruction. Natural rubber prices were adversely affected, primarily by the struggling automobile industry. Crude palm oil ("CPO") prices were very volatile during the period of the financial year as can be seen from the wide trading range of RM1,403 to RM2,887 per tonne. The straight average of the monthly MPOB price for the period of the financial year was RM2,079 per tonne. CPO prices traded below RM2,000 per tonne from the start of the financial year until March 2009, after which it rose to briefly peak in May 2009 supported by a disastrous soybean crop in Argentina and huge imports by India on account of an uncertain monsoon and the removal of import duty for CPO. However, the high price could not be sustained and was gradually driven down to about RM2,200 per tonne by the large plantings of soybeans and promise of a bumper crop in the US.

A significant factor encountered during the financial year was the low production cycle in oil palm which mostly affected well matured and older palms. Although the Group experienced this phenomenon in Sabah and Belitung Island, the impact was largely cushioned by our young age profile elsewhere.

CEO'S REVIEW OF OPERATIONS

Accordingly, the overall performance from plantations was lower, with turnover declining by RM423.4 million to RM3.38 billion, whilst profit before tax declined to RM968.3 million from RM1.36 billion the year before.

The oil palm plantations contributed the bulk of the profits, accounting for RM906 million, whilst the refining and kernel crushing operations contributed RM22.3 million. The contribution from the oil palm sector is equivalent to 95% of the profit from plantations.

The Group achieved a credible average price of RM2,309 per tonne ex-mill for CPO and RM1,181 per tonne ex-mill for palm kernels, both of which were above the market values that prevailed during the financial year. That this was achieved despite our Indonesian production being subjected to a discount in the market, was satisfying. Thanks to prudent forward hedging initiated the year before during the period of high prices.

The average profit per hectare for oil palm was RM7,326, being slightly depressed by the incorporation of the weak results of our new joint venture in North Sumatera with PTPN 2 as well as the loss making new fields that came under harvesting in East Kalimantan. The former is undergoing massive rehabilitation in replanting and restoration of fertiliser regime and positive results may only be expected in a few years, whilst the operating conditions in the latter will stabilise soon after the initial difficulties for new harvest are smoothen out. Substantial new fields in this area to the tune of some 6,000 hectares will gradually be brought to harvest in the next financial year.

The age profile of our palms is currently well balanced but, will be slightly skewed to the immature and young sector with our ongoing replanting programmes in Malaysia and aggressive new plantings in Indonesia. In respect of the latter, we have made good progress in our three properties in Central Kalimantan, one of which will be fully planted by mid 2010.

The Group's fresh fruit bunches ("FFB") production was adversely impacted by the biological stress from the high production of last financial year and closed at 2.86 million tonnes, just slightly higher than the 2.80 million tonnes achieved last financial year. Group FFB yield per hectare declined by 7.3% to 22.87 tonnes and was additionally diluted by the low yields of new fields and that of our new operations in North Sumatera. On the brighter side, significant improvement was made in oil extraction rate which rose by 3% to 21.14%. This provided some support to our CPO yield per hectare of 4.83 tonnes, which otherwise would have been lower on account of lower FFB per hectare. The success was made possible by better ramp management after the expansion of ramp capacity in some of our mills, as well as the splitting of FFB for better sterilisation and further squeezing of empty fruit bunches for oil. These were augmented by the growing contribution of FFB from ramets and the employment of the latest technology in our newer mills. Most importantly, the intensive efforts and cooperation between the management of the estates and that of the mills to ensure optimum ripeness, reduction of trash and overnight crop was crucial to this success and its sustainability.

The ex-estate cost of production of FFB increased by 21% to RM168 per tonne, the inevitable result of lower production and high cost from new fields, as well as high fertiliser prices. Fertiliser prices have eased by the end of the financial year and would provide some relief next year.



OIL PALM AGE PROFILE AT 30 SEPTEMBER 2009

AGE PROFILE (YRS)	HECTAREAGE	PERCENTAGE
Immature	32,744	19%
4-9	48,017	28%
10-18	69,801	41%
19 & Above	19,509	12%
Total	**170,071**	**100%**


12%
19%
41%
28%
Immature
4-9 Yrs
10-18 Yrs
19 Yrs & Above

CEO'S REVIEW OF OPERATIONS











Rubber's contribution to profit was RM51 million, a far cry from RM110 million of last financial year due to a significant drop in price by 210 sen per kg to 683 sen per kg. Rubber operations were difficult with the collapse of demand for top grades of dry rubber and the accumulation of unsold stocks. This was partially mitigated by maximising the production of latex for the spot market which had more market liquidity than that of latex grade dry rubber. Our long term contracts for latex provided additional relief and the Group was never put in a desperate position to dispose stocks at low prices. It is comforting to note that the premium grades of dry rubber have recovered in terms of price and off-take by the end of the financial year.

Rubber production was at times adversely affected by changes in weather, which caused secondary leaf fall in some areas and windfall of stand in others. Depression in yields primarily in Indonesia was attributed to the prolong strike in Riau and the inclusion of weak results from our operations in North Sumatera. The Group's yield per hectare therefore dropped by 1.9% to 1,367 kg per hectare although total output rose by 2% to 22,381 tonnes with the inclusion of production from our new joint venture in North Sumatera.

It is heartening to note that the ex-estate cost of rubber dropped by 1% to 294 sen per kg, helped by the better yield per hectare in Peninsular Malaysia which carries the bulk of the Group's rubber estates.

The production and engineering division again had a hectic year with projects to ensure that our processing facilities keep up with the expansion in plantations and fast maturing areas. They commissioned two new palm oil mills of 60 tonnes per hour capacity, one each in Belitung Island and East Kalimantan. Both these mills employ vertical sterilisers. The construction of our first palm oil mill for Central Kalimantan has progressed beyond the stage of earthworks, whilst planning for three other new mills in Indonesia and the upgrading of two older mills in Peninsular Malaysia have been initiated. These projects would flow into the next financial year.

Our never ending quest to increase productivity hinges on the best practices and innovations developed in-house and the high quality planting materials and agronomic advice of our research associate, Applied Agricultural Resources Sdn Bhd ("AAR"). AAR has a high standing in the industry and their valuable inputs to the Group cover inter alia, fertiliser recommendations, pest and diseases control, recycling of waste and scientific technological management of agriculture.

A major challenge for AAR is to obtain highly uniform planting materials of high productivity for oil palm field plantings. They have therefore embarked on the use of biotechnology to enhance the precision of selecting these materials through plant breeding and tissue culture. AAR is involved in collaborative research with reputable local and foreign institutions and universities, amongst them, the University of Nottingham Malaysia Campus, to develop techniques for screening and discovery of biomarkers for plant fingerprinting, selection of specific traits of interest e.g. shell thickness (molecular plant breeding), identification of abnormality and ganoderma tolerance and improving tissue culturing processes.

The seed production unit of AAR has continued to increase its production of high quality AA Hybrida to approximately 10 million seeds and the tissue culture laboratory has churned out 0.6 million elite ramets, in 2009.

CEO'S REVIEW OF OPERATIONS

AAR has also continued to support the Group in assessing the feasibility of land for plantation tree crops by modifying a remote control helicopter as a prototype to capture images for feasibility study and evaluation of palm health.

The concept of sustainability is linked to climate change and going green in operations, with best practices and care for the environment. Our Tawau region in Sabah was granted the Roundtable of Sustainable Palm Oil ("RSPO") certificate of sustainability on 4 March 2009. Our Lahad Datu region has also been officially audited with favourable feedback and we are now awaiting official certification by the RSPO Board. Having completed our certification in Sabah, our efforts are now directed to other clusters in Peninsular Malaysia and Indonesia.

Our clean development mechanism project to capture methane from the effluent ponds of two palm oil mills in Sabah took off after taking some time to ensure that the right technology is employed. We also collaborated with SIRIM to carry out life-cycle analyses in our Johor complex to provide information on greenhouse gas emissions of each stage of our production chain from which information, we may find ways to reduce our carbon footprint.

We continue to place strong emphasis on the social aspects of RSPO in providing our employees with a safe and healthy work place. Following our overwhelming success last year in the national awards for occupational safety and health ("OSH"), our Selborne Estate clinched the top prizes for being the best practitioner in Corporate Social Responsibility by the Malaysian Rubber Board and the Ministry of Plantation Industries and Commodities. At the state level, our Glenealy Estate won the top price for OSH in Perak state. Our quest for excellence continues with our Kekayaan Estate and Rimmer Palm Oil Mill being finalist in the large industry category in the 2009 national awards for OSH. We are confident of a high placing.

More challenges lie ahead with the uncertainty of the commodity markets and the still fragile global economy. Besides our normal operations, we look with excitement to our new productive centres in North Sumatera and Kalimantan.

MANUFACTURING

Oleochemicals

For the year under review, the KLK Oleo Group only managed to turn in a pre-tax profit of RM109 million. The Oleochemicals Division had, at the beginning of the year, been besieged by weak sales due to the global economic slowdown and which resulted in customers undertaking de-stocking exercises. After this challenging first quarter, KLK Oleo had embarked on an aggressive sales push to fill its capacity and lower margins, yielding a partial recovery in profits. Despite the underlying growth, profit realisation was down 38% from a year ago, as margins were squeezed by the competitive climate.

As described above, the Basic Oleo Group initially had under-utilised capacity, but later managed to fill the capacity at reduced margins. Glycerine also contributed to a significant margin gap as market prices collapsed resulting from supply overhang. While the volatile market conditions and softening demand led to a fall in profits, our downstream investments and acquisitions have enabled the Group to demonstrate some resilience in the downturn of the oleochemical cycle. Our investment in the integration of alcohols and esters has provided some stability to Group earnings as captive usage has increased.


RIPARIAN ZONE 20m



CERTIFICATE

Field of attention:

RSPO

CERTIFICATE N°: **CUC808656RSPO-1.2009**

Issued to

Kuala Lumpur Kepong Berhad -
KDC Complex
Wisma Taiko1, S.P.Seenivasagam
30000 Ipoh, Perak, Malaysia

Control Union Certifications (CUC) declares to have inspected the processing unit(s)/mills and plantation(s) located in KDC Complex, Tawau, Sabah, Malaysia of the above-mentioned licensee, and have found them in accordance with the standards mentioned below. This certificate covers the processing unit(s)/mills and plantation(s) as mentioned in the authenticated annex of this certificate.

Standards

National Interpretation of RSPO Principles and Criteria for Sustainable Palm Oil Production, Republic of Malaysia, and the accompanying indicators and guidance.
If applicable, it is mandatory from the Sabah Environment Protection Enactment in Malaysia, to have a Proposal for Mitigation Measures (PMM) or an Environmental Impact Assessment (EIA) approved by the Director of the Environment Protection Department.
This certificate is in force until further notice, provided that the above-mentioned licensee continues meeting the conditions as laid down in the licensee contract with CU.
Based on the annual inspections that CU performs, this certificate is updated and kept in force.

Valid Until: 3-March-2014

Date of certification:
4-March-2009
Place and date of issue:

Zwolle, 4-March-2009

Declared by:

G Stegeman
Certifier
On behalf of the
Managing Director

Control Union Certifications

RSPO
Roundtable on Sustainable Palm Oil

CONTROL UNION CERTIFICATIONS





CEO'S REVIEW OF OPERATIONS

The Soap & Detergent Intermediates Group performed strongly, compared to the previous year. While the H1N1 outbreak had a bearing on general market demand, this growth is in part attributable to significant inroads made into new markets.

The performance of the Specialty and Derivatives Business Group has also improved since the start of the year. The focus for the year had been to build up our own brand name in the esters market. Our new esters facility in Klang is targeted to complete in the coming financial year and this will further strengthen our foothold in the specialty oleochemicals business.

Kolb, our specialty chemicals division based in Switzerland, had a difficult year which was characterised by a substantial drop in key financial performance indicators. Paper Chemicals was clearly impacted by the slow economy as volume declined by 20%, but margin declined by 13% only. Specification Chemicals experienced a volume decline of 14%, but was able to essentially keep total margin flat. Tolling Manufacturing saw volume increasing by 44% with total margin essentially unchanged.

The creation of new downstream businesses continues to be the cornerstone of our strategy, to allow us to further capitalise on the integrated value chain. However, the success of this strategy of going downstream into newer types of esters and building a new esters plant will take time as it is dependent on acceptance by customers.

The construction of our methyl ester sulphonate plant in Port Klang is near completion, and will become operational in the first quarter of 2010. The Group has also concluded the acquisition of a methyl ester/bio-diesel facility in Shah Alam. This plant shall be providing the much needed feedstock for our new methyl ester sulphonate facility.

The performance of our bulking installation in Westport has been in line with expectations, netting a reasonable profit before tax. Tank capacity has increased by 17,000 cubic metres to 124,800 cubic metres with a tank utilisation rate of 93.2% as compared to 95% last financial year.

Others

Our rubber gloves company registered a small profit before tax for this financial year. The improved performance was mainly due to the strengthening of the US$ as well as effective cost control measures implemented through various projects. We have also achieved a remarkable quality improvement by implementing more stringent controls in production.

The year under review has been a challenging one for Davos, our nutraceutical arm. We continue to make losses but have taken measures to cut costs and to consolidate the business whilst waiting for our tocotrienol product to gain acceptance, amongst others, as a food ingredient.

Our parquet products company recorded a loss before tax of RM16.3 million in the last financial year as the major portion of its products are distributed and sold in North America and Europe which has been badly affected by the current economic downturn. It is continuing its strategy to keep developing new markets in Asia to reduce the impact mentioned above. Efforts are also on-going to improve productivity, efficiency and quality of the products manufactured with upgraded equipment.

RETAILING AND PROPERTIES

Crabtree & Evelyn

The global downturn has significantly affected our business during the year under review as declining mall traffic and reduced consumer spending negatively impacted both our retail and wholesale businesses. Overall turnover decreased by US$44.4 million to US$169.5 million of which US$18.0 million was due to store closures and operating loss has increased US$10.8 million to US$13.5 million.

To deal with this challenging economic condition, our US operations filed for restructuring under Chapter 11 of the United States Bankruptcy Code on 1 July 2009. As of 30 September 2009, we have successfully downsized our operations, closed 30 non-performing retail store locations, and negotiated rental reduction for over 50 retail store locations. Negotiation for additional rent reductions is still on-going.

Following a challenging first quarter, we focused on developing a strategy that returns to the English lifestyle positioning that consumers expect from Crabtree & Evelyn. One of the key pillars of this strategy is a robust new product development process that begins with a clearly articulated concept and strategy for the products, including financial feasibility. Developing a clear and practical brand strategy for Crabtree & Evelyn is a work in progress which will include customer research in our 4 key markets (UK, US, Hong Kong and Australia) to ensure the strategy is firmly grounded in customer insight and needs/benefits.

In FY2008 the "Island Night" range was launched in the remainder of the international markets. Crabtree & Evelyn's award-winning hand care

CEO'S REVIEW OF OPERATIONS

range was expanded to 4 products which includes a new age-defying hand remedy. This new range was launched in 5 fragrances and has met with enthusiastic response.

For this year's Christmas gift range, Crabtree & Evelyn are returning to the brand positioning, designs and quality that make Crabtree & Evelyn a retail destination during the festive season. A range of gifts and samplers have been introduced at entry price points to attract the consumer looking for a value as the recession continues. To ensure that sales are not lost due to delays, we have improved our supply chain process and will deliver the gifts and seasonal products ahead of schedule. The measures articulated above have resulted in improved sales over the past few months and provide good momentum as we enter the new financial year.

Properties
Desa Coalfields, Sungai Buloh

Of the total of more than 2,000 units comprising residential and commercial properties which have been opened for sale, more than 1,800 units were sold, successfully completed and handed over to purchasers to date.

In the forthcoming financial year, the final phase 2D(2) of double-storey terrace houses will be officially launched. With a lot size of 22ft x 70ft and a built-up area of 1,941 sq ft, the Avina 2 Storey Link Homes will again feature the ever popular 4 bedrooms 4 bathrooms, 2 living halls and 2 kitchens design concept.

Despite the challenging year, pre-tax profit for 2008/2009 exceeded RM13 million and we are expecting to achieve our targeted sales of the Avina 2 Storey Link Homes within the forthcoming financial year.

Ladang Coalfields, Mukim Ijok, Daerah Kuala Selangor

We have obtained approval in principle for our application for the conversion of approximately 405 hectares of Ladang Coalfields (which is in the vicinity of Desa Coalfields). Earthworks are scheduled to commence early 2010 and the initial launch for the houses will be targeted in the later part of the year.

Kumpulan Sierramas (M) Sdn Bhd / Sierramas Resort Homes, Sungai Buloh

For the financial year under review, we have sold out all Sierramas West and Laman Sierramas West units. A new phase, the Garden Manor, is targeted to be launched by early 2010.


mvp
BEAUTY AWARD
REDBOOK
allure


DESA COALFIELDS
Begonia Low Cost Town House 260 units
7.5 acre Commercial Land
DS Shop Offices 116 units
Royal Palm Homes 84 units
Silver Pine Homes 202 units
Crystal Pine Homes 100 units
Royal Maple Homes 90 units
Golden Oak Homes 120 units
Single Storey Shop 54 units
Allamanda Homes 352 units
Heliconia, Alpinia, Adenium, Solandra Homes 340 units
Celosia Homes 240 units
Avina Homes 89 units
Overall Site Layout (230 acres)



INTEGRATED BUSINESS VALUE CHAIN



Plantations
Fresh Fruit Bunches
Mill Process
Effluent Ponds / Empty Fruit Bunches / Kernel Shell
Biomass Plants / Effluent Treatment
Mulching in Fields
Ecomat Production
Crude Palm Oil
Refining & Fractionation
RBD Palm Oil
RBD Stearin
RBD Olein
Palm Fatty Acids
Transesterification
Methyl Esters
Sulphonation
Methyl Esters Sulfonate
Kernels
Crushing
Palm Kernel Cakes
Palm Kernel Oil
Splitting
Fatty acids
Glycerine
Esterification
Methyl Esters
Fatty Esters
Hydrogenation
Fatty Alcohols
Amidation
CDE / CME / EBS Fatty Amines
Neutralisation
Soap
Alkoxylation
Fatty Acid Alkoxylates
Fatty Alcohol Alkoxylates
Fatty Ester Alkoxylates
Fatty Amine Alkoxylates

PRODUCT
PROCESS

CORPORATE RESPONSIBILITY





KLK believes that its social and environmental performance can help create long-term value for shareholders and other stakeholders i.e. we do well when we do good. As such, our corporate responsibility initiatives are treated as mainstream business issues and have the whole-hearted support of the Board.

In recognition of the Group's commitment to corporate responsibility initiatives, KLK was awarded the "*Best CSR Practitioner Award 2009*" and "*Best Managed Rubber Estate Award 2009*" by the Malaysian Rubber Board. In addition to this we were also commended at national level through the "*Best CSR Practitioner Award 2009*" awarded by the Ministry of Plantation Industries and Commodities.

More important than winning, we take pride in such awards as they are an indication of the level of trust that our stakeholders have in the KLK Group. Such trust is our most valuable corporate asset.

COMMITMENT TO SUSTAINABLE BUSINESS OPERATIONS

Responsible Business Practices

At KLK, we do not merely focus on activities mandated by laws or regulatory agencies. We recognise that today's globalised world is characterised by change. A major change for the business community is to weave and embed social and environmental considerations into our business strategy, yet continue to stay competitive.

As a responsible company, we understand that businesses cannot afford to merely chase economic benefits, without considering the impact of their operations on their stakeholders and the community at large.

By-products from our Palm Oil Mills (such as empty fruit bunches, decanter waste, treated palm oil mill effluent, etc.) which were regarded as wastes in the past are now fully utilised by our estates for improving our soils and to provide moisture conservation with some reduction of inorganic fertiliser inputs. Studies have also shown that our palm oil mill effluent ponds are significant contributors of carbon emissions. As such, our maiden clean development mechanism (CDM) project is exploring several innovations to trap and utilise methane from the effluent ponds in an effort to reduce greenhouse gases and ease global warming. Whilst these measures have helped us to reduce some of our operational expenditure, we derive greater pride in knowing that these initiatives play a part in reducing KLK's carbon footprints.

Apart from the above, we have for many years practised a zero-burning policy in all our replanting and new planting activities to prevent smoke pollution and CO2 emissions so as to maintain the air quality of surrounding areas. We have also minimised soil losses by adopting good replanting techniques aided by the usage of legume cover crop (Mucuna bracteata), even though such efforts have increased operational expenditure. Leveraging on the studies conducted by Applied Agricultural Resources, our research & development arm, we have implemented a fertiliser management system which minimises soil nutrient losses via run-off and erosion.

CORPORATE RESPONSIBILITY



"THE ESTATE MANAGEMENT AND LOCAL AUTHORITIES CONSTANTLY CARRY OUT MAINTENANCE WORK TO ENSURE WE HAVE A QUALITY LIFE."

— M. Parameswary
mandor at Tuanmee Estate

"MOST OF US GREW UP, WENT TO SCHOOL AND NOW WORK TOGETHER. WE WILL RETIRE TOGETHER. WE UNDERSTAND EACH OTHER BETTER AND HAVE A GREATER SENSE OF GIVING AND SHARING."

— Rokiah Ismail
mandor at Caledonian Estate

"THERE ARE PLAYGROUNDS, SCHOOLS, COMMUNITY HALLS, SHOPHOUSES AND PLACES OF WORSHIP NEARBY (THE STAFF QUARTERS)."

— M. Subramanian
oil palm harvester

Leading simple and healthy lives


LADANG KKPA SG.BULUH

As part of efforts towards reducing environmental impact from our operations, our Oleochemicals Division has also implemented a programme which focuses on individual and collective responsibility for waste reduction. For example, employees are encouraged to reduce the consumption of A4-size paper, leading to a 25% reduction in the amount of A4 paper consumed. In our Oleochemicals operations, better efficiency in the use of electricity, water and chemicals is a major focus of our Management, to reduce costs and environmental impact. Since the programme was implemented in September 2008, there has been a noticeable reduction in the amount of water consumed for production of each tonne of finished products.

The Group will continue to invest in energy conservation projects which contribute to its bottom-line and create value for stakeholders.

Human Capital Development

Our employees are our key assets and we place great importance on human capital development. This development is achieved through the implementation of various initiatives such as building university relationships, encouraging workplace diversity, training and promoting employee welfare.

Employee and Community Welfare

Various activities were carried out to foster better ties with our employees and to improve their quality of life. Examples include but are not limited to medical health screening and awareness programmes, recognition of educational excellence for employee's children, provision of sports facilities, social gatherings for relaxation and long-service awards.

In terms of housing and amenities, continuous efforts are made to beautify plantation workers' quarters by conducting repainting and refurbishing works. We also nurture a cordial relationship with various employee unions in order to protect employees' wellbeing and guarantee us their support, which will in turn lead towards the attainment of our business goals.

Our Plantations Division in Indonesia participates in the KKPA Scheme (Kredit Koperasi Primer) or Primary Co-operative Members Loan, whereby KLK assists in the development of oil palm plantations for the benefit of communities in the vicinity of its operations. Local residents selected to participate in the Scheme become members of a co-operative, which co-operative partners with KLK to develop the Scheme on land allocated by the local government. KLK's role in the Scheme is to provide initial financing to the co-operative at below commercial rates, and to manage the Scheme until the borrowings are repaid. KKPA Scheme plantations are developed and maintained at the same high standards as for all KLK estates. The KKPA Schemes supported by KLK have over the years provided employment opportunities and a sustainable income to co-operative members, resulting in their enjoyment of a better quality of life.

Over at the Oleochemicals Division, the Kundang manufacturing complex has a good rapport with the local community and regular meetings are held with representatives of the local residents associations to keep them updated on our plant activities. Initiatives this year included participating in fund-raising activities towards the building of additional classrooms, and contributions to the building of perimeter walls at the neighborhood primary school.

Not to be outdone, the Property Division has re-located the "Pondok Polis" at its Desa Coalfield's housing project to larger premises i.e. a double-storey shop office. The larger new premises will enable the Police to increase their manpower and better equip the unit to serve the local community.





Training

The key to a competent and committed workforce lies in efforts to provide continuous learning and development opportunities for employees. To achieve this aim, we organise orientation and induction programmes for newly recruited planters and engineers at KLK's Training Centre in Ipoh.

Field days are also organised for various levels of employees to provide hands-on and on-the-job training as part of KLK's initiative to create an engaged workforce that will deliver business excellence. We believe in developing promising employees in disciplines other than their own so as to broaden their career progression opportunities. Such cross-discipline development also provides KLK a reservoir of future leaders with the knowledge and competency to operate across business functions.

Building University Relationships

The Group fosters relationships with local universities by participating in their career fairs and talks, to attract graduates with good leadership calibre to fill various job vacancies in line with its succession plans. During the period under review, the Group has participated in career talks organised by University Tunku Abdul Rahman and University Petronas and participated in the MICCOS 2009 Career Fair.

Practical training is also provided by KLK to these undergraduates with an aim to attract them to join the Group upon completion of their degree programmes. In addition to this, Yayasan KLK awards scholarships to qualified and deserving students who upon graduation, provide the talent pipeline of the Group.

Workplace Diversity

KLK is committed to workplace diversity and this can be seen in our practices which do not discriminate stakeholders on account of race, age, gender and minorities. These practices are grounded in our belief that basic human rights and good corporate governance will improve the quality of life of our stakeholders, be they employees, their families, contractors or customers.

Occupational Safety & Health

The health and safety of our employees and their workplace environment is of great importance to KLK. Effort is made to inculcate knowledge and values that are vital to healthy and safe working conditions, in all our employees in the countries that we operate in.

In order to provide a work environment at our mills and plantations that is safe and occupational-illness free, the Occupational Safety and Health ("OSH") Department has established an effective occupational health and safety framework for our Plantations operations, which is supported by various health and safety programmes. These programmes include:

i. Developing safety and health procedures;
ii. Safety training (eg. fire drills, first aid training, cardiopulmonary and resuscitation training, safety and health talks, evacuation exercises, etc);
iii. OSH audits and inspections;
iv. Conducting medical surveillances; and
v. Chemical Health and Risk Assessments.

Through the execution of this internally developed framework we have succeeded in making improvements to our key indices as indicated in the chart.

CORPORATE RESPONSIBILITY


Lost Time Injury(LTI) and Medical Certificate(MC)
Data For 5 Years
%
100
90
80
70
60
50
40
30
20
10
0
%
0.30
0.25
0.20
0.15
0.10
0.05
0.00
MC
LTI
2004/05
2005/06
2006/07
2007/08
2008/09



Operating under the system of continuous improvement, the OSH Department reviews our OSH activities and the results produced. Through this we identify aspects of our operations that may pose OSH risks or impacts. This review contributes to the development of our OSH related objectives and targets. Also considered are our OSH policy, legislative development, our operational requirements and the views of our primary stakeholders: our employees. Our high safety standards have been acknowledged by the Department of Occupational Safety and Health, Ministry of Human Resources in the award to KLK for "Best Estate OSH Practice in Perak".

The scope of OSH has now been expanded to include consideration of employees and other individuals affected by our activities. Good OSH practices take into account the social aspects of our operations too. Therefore we have included these social considerations in our procedures. This strategy has been recognised in the award to KLK by the Malaysian Rubber Board of "Best CSR Practitioner Award 2009" and "Best Managed Rubber Estate Award 2009". In addition to this we were also commended at national level through the "Best CSR Practitioner Award 2009" by the Ministry of Plantation Industries and Commodities.

In our Oleochemicals Division, a group Occupational Safety, Security, Health and Environmental ("SSHE") Steering Committee has been formed to spearhead the Division's SSHE activities and the SSHE Policy is disseminated to all employees. During the year, various systems have been put in place, such as improved work permit systems, job safety analyses, new projects pre-start up and start-up safety review checklists, Chemical Health Risk Assessments, plant SSHE cross audits, Safety Opportunity for Improvement suggestion scheme to build safety awareness, and H1N1 pandemic control guidelines.

SSHE key performance indicators, such as Lost Time Incidents (Target LTI = Zero) are reviewed monthly at management meetings. The longest continuous period of LTI-free days achieved was 496 days, setting a new bench-mark for the Oleochemicals Division.

As of today, the Oleochemicals Division has achieved an outstanding 1.5 million total construction safe work hours.

In enhancing employees' process safety understanding, a delegation of 6 employees attended the highly recognised Fundamentals of Process Safety seminar conducted by the Institute of Chemical Engineers, Europe. The 5-day public course in Kuala Lumpur was co-organised by ASEAN Oleochemical Manufacturers Group and Chemical Industries Council of Malaysia. Also, in enhancing Burner Operation Safety, an in-depth Burner and Combustion Safety training was held at KLK Oleo Westport Complex's new learning centre. We also ensure that Contractors who work with us are also given safety inductions prior to doing work at our sites.

One of the major SSHE projects in the Oleochemicals Division is obtaining ISO14001 certification: Environment Management System, and OHSAS 18001: Occupational Health and Safety Management Systems, by the end of 2009.

As large quantities of palm oil raw materials and finished products are transported by road tankers throughout the country, our plants have an Emergency Response Plan which covers both on-site and off-site incidents. We have, together with our transporters, established spill control and recovery equipment at strategic locations. In the event of a tanker accident that results in spillage on public roads, equipment can be quickly mobilised to where they are needed. This minimises the impact to the environment by containing any spillages, as well as preventing injuries to other road users.

CORPORATE RESPONSIBILITY


PINANG PALM OIL MILL
ROUNDTABLE SUSTAINABLE PALM OIL
RUNDINGAN MEJA BULAT KAMAMPANAN KELAPA SAWIT
8 PRINSIP RSPO
3P
PLANET
BALANCE
PEOPLE
PROFIT
P1 : Komitmen Kepada Ketelusan
P2 : Pematuhan Kepada Undang-undang & Peraturan Yg Berkaitan
P3 : Komitmen Jangka Panjang Bagi Ekonomi dan Kewangan Yang Berdaya Maju
P4 : Penggunaan Amalan Baik Oleh Peladang dan Pengilang
P5 : Tanggungjawab Kepada Alam Sekitar dan Pemuliharaan Terhadap Sumber Asli dan Biodiversiti
P6 : Mengambilkira Tanggungjawab Kepada Kakitangan, Individu dan Masyarakat Akibat Tindakan Peladang dan Pengilang
P7 : Pembangunan Kawasan Baru Yang Bertanggungjawab
P8 : Komitmen Kepada Penambahbaikan Berterusan Dalam Bidang-bidang Utama Setiap Aktiviti



Roundtable on Sustainable Palm Oil

The Roundtable on Sustainable Palm Oil or "RSPO" is an initiative created by organisations carrying out their activities in and around the entire supply chain for palm oil to promote the growth and use of sustainable palm oil through co-operation within the supply chain and open dialogue with its stakeholders. As a founding member of the RSPO, KLK is committed to the growth and production of sustainable palm oil based on the 8 principles and 39 criteria formulated by the RSPO ("P&C") to regulate the production of sustainable palm oil. The P&C are a global standard that covers amongst others, Legal Compliance, Transparency, Best Agricultural Practices, Occupational Safety and Health elements, Environmental Protection, Biodiversity Enhancement and Social Commitment.

Certification of oil palm growers who meet the strict RSPO P&C will enhance the global acceptance of palm oil as food, fuel and feedstock. KLK has been working actively towards achieving RSPO certification and to this end, our employees are given appropriate training and preparation for the certification process.

Our KDC Complex in Tawau, Sabah comprising 20,800 hectares and 3 palm oil mills was awarded the RSPO Certificate of Sustainability on 4 March 2009. The GSSB Complex in Lahad Datu, Sabah, which covers 20,400 hectares has also been assessed by Control Union Certification, an independent auditing body from the Netherlands and from their favourable feedback, we expect official certification in due course. Following the certification of KLK's entire Sabah operations, we will have the capacity to produce 180,000 tonnes of certified sustainable palm oil ("CSPO") annually, equivalent to 10% of the world's current supply of CSPO.

Based on the experience in Sabah, an RSPO certification template has been developed which now forms the basis of the certification exercise in all other KLK operating centres. KLK is committed to full certification of all its operating centres in Malaysia by 2012 and in Indonesia by 2014. We are confident that the integration of the RSPO's P&C in our operations will enhance the economic sustainability of the Company's assets.

CORPORATE PHILANTHROPY

One of the major causes supported by KLK is education, as it creates a sustainable future for the individual and has a long-term impact on the community at large. Yayasan KLK ("Yayasan"), an educational foundation set up by KLK to enable needy and deserving Malaysians to continue their tertiary education locally, supports up to 40 scholarships per annum in the fields of accounting, law, mechanical engineering, agricultural, biotechnology and chemistry. As part of the scholarship programme, Yayasan scholars are given practical training and internship to enable them to gain an insight into the business environment. Upon completion of their studies, suitable scholars are given opportunities to take up employment in KLK Group.

Financial support is also granted to schools for various purposes such as upgrading educational support facilities, school magazine publications and student stage productions. In respect of individual development and learning, KLK made financial contributions to the Perdana Leadership Foundation, the Malaysian Oil Scientists and Technologists Association (MOSTA) and the Asian Strategy & Leadership Incorporated (ASLI).

Long-term relationships have been developed with non-profit organisations such as New Horizon and Persatuan Daybreak, which support the disabled. In addition to donations which contribute to the operating budgets of such organisations, our employees are also encouraged to volunteer their time and expertise to good causes.



CORPORATE CALENDAR



3 February 2009

KLK's CEO, Dato' Seri Lee Oi Hian was conferred the special award, Darjah Dato' Seri Azlanii (D.S.A.) by HRH the Sultan of Perak, Sultan Azlan Shah on the occasion of the Silver Jubilee celebration of His Highness' reign in Perak.



6 February 2009

KLK entered into an agreement to acquire a 100,000 tonnes per annum bio-diesel plant in Shah Alam, Selangor.



18 February 2009

The Company's 36th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.



4 March 2009

The Control Union Certification of Netherlands, an independent auditing body, awarded the "Roundtable on Sustainable Palm Oil" Certificate of Sustainability to KLK's KDC Complex in Sabah.


KLK OLEO

10 to 12 March 2009

KLK participated in the Palm and Lauric Oils Conference & Exhibition Price Outlook 2009 hosted by Bursa Malaysia Berhad.

CORPORATE CALENDAR

18 to 27 April 2009

KLK participated in the Minggu Saham Amanah Malaysia 2009 Exhibition organised by Permodalan Nasional Berhad which was held in Johor Bahru, Johor.



19 April 2009

KLK's Director, Dato' Yeoh Eng Khoon was conferred the Darjah Dato' Paduka Mahkota Perak (D.P.M.P.) which carries the title Dato' by HRH the Sultan of Perak, Sultan Azlan Shah on the occasion of His Highness' Birthday.



8 May 2009

Signing of a Joint Venture Agreement between KLK and PT. Perkebunan Nusantara 2 ("PTPN 2") which Joint Venture is in relation to the lease and management of PTPN 2's plantations in North Sumatera.



23 May 2009

Glenealy Estate was awarded the winner of the Best Estate Occupational Safety and Health Practice in Perak organised by the Department of Occupational Safety and Health under the Ministry of Human Resources.

27 May 2009

Mr Kwok Kian Hai was appointed as an Independent Non-Executive Director of KLK.

CORPORATE CALENDAR


Malam Anugerah
Industri Getah

29 June 2009

Selborne Estate received the Best Managed Rubber Estate Award 2009 and the Best Corporate Social Responsibility Practitioner Award 2009 from the Malaysian Rubber Board, Malaysia's custodian of the rubber industry.

1 July 2009

KLK participated in the "Invest Malaysia 2009" organised by Bursa Malaysia Berhad and CIMB Group which was held in Kuala Lumpur.



5 July 2009

KLK's Chairman, R. M. Alias was honoured with the 2009 Palm Oil Industry Leadership Award by the Malaysian Palm Oil Council.

14 July 2009

KLK entered into conditional agreements to acquire 95% of the issued and paid-up share capital of PT. Bumi Makmur Sejahtera Jaya which holds approximately 2,336 hectares located in Belitung Timur, Indonesia.



13 to 16 August 2009

KLK participated in the Malaysia International Commodity Conference and Showcase 2009. Selborne Estate was awarded the "Best CSR Practitioner of the Commodity Industry Award 2009".

GROUP COMPANIES
AT 30 SEPTEMBER 2009

PLANTATIONS

- **63%** Bornion Estate Sdn Bhd
- **100%** Draw Fields Sdn Bhd
- **100%** Fajar Palmkel Sdn Bhd
- **100%** Gocoa Sdn Bhd
- **100%** Golden Complex Sdn Bhd
  - **92%** P.T. Malindomas Perkebunan
- **100%** Golden Peak Development Sdn Bhd
- **100%** Golden Sphere Sdn Bhd
- **100%** Golden Yield Sdn Bhd
- **100%** Kalumpang Estates Sdn Bhd
- **100%** KL-Kepong Edible Oils Sdn Bhd
- **100%** KL-Kepong Plantation Holdings Sdn Bhd
  - **100%** Double Jump Ltd
  - **100%** Gunong Pertanian Sdn Bhd
  - **100%** Jasachem Sdn Bhd
    - **90%** P.T. Karya Makmur Abadi
  - **100%** Parit Perak Plantations Sdn Bhd
  - **100%** Pinji Horticulture Sdn Bhd
  - **95%** P.T. ADEI Plantation & Industry
  - **92%** P.T. Hutan Hijau Mas
  - **95%** P.T. Jabontara Eka Karsa
  - **100%** P.T. KLK Agriservindo
  - **95%** P.T. Kreasijaya Adhikarya
  - **60%** P.T. Langkat Nusantara Kepong
  - **80%** P.T. Menteng Jaya Sawit Perdana
  - **90%** P.T. Mulia Agro Permai
  - **65%** P.T. Sekarbumi Alamlestari
  - **95%** P.T. Steelindo Wahana Perkasa
    - **95%** P.T. Parit Sembada @
  - **100%** Sy Kho Trading Plantation Sdn Bhd
    - **100%** Sunshine Plantation Sdn Bhd
  - **100%** Tri-Force Element Inc
- **100%** KL-Kepong (Sabah) Sdn Bhd
- **100%** KLK (Mauritius) International Ltd
- **85%** KLK Premier Oils Sdn Bhd (formerly known as Leluasa Untung Sdn Bhd)
- **100%** Kulumpang Development Corporation Sdn Bhd
- **100%** Ladang Finari Sdn Bhd

@ *Group's effective shareholding 90%*

- **100%** Ladang Perbadanan-Fima Bhd
  - **100%** LPF Properties Sdn Bhd (In Members' Voluntary Liquidation)
- **100%** Ladang Sumundu (Sabah) Sdn Bhd
- **100%** Masawit Plantation Sdn Bhd
- **100%** Richinstock Sawmill Sdn Bhd
- **100%** Rubber Fibreboards Sdn Bhd
- **100%** Sabah Cocoa Sdn Bhd
- **70%** Sabah Holdings Corporation Sdn Bhd
- **100%** Selit Plantations (Sabah) Sdn Bhd
- **100%** Susuki Sdn Bhd
  - **100%** Axe Why Zed Sdn Bhd
  - **100%** Bandar Merchants Sdn Bhd
  - **100%** Segar Usaha Sdn Bhd
  - **100%** Syarikat Budibumi Sdn Bhd
- **100%** Syarikat Swee Keong (Sabah) Sdn Bhd
- **100%** Taiko Plantations Sdn Bhd
  - **100%** Taiko Plantations (Singapore) Pte Ltd
- **100%** The Kuala Pertang Syndicate Ltd
- **100%** The Shanghai Kelantan Rubber Estates (1925) Ltd
  - **100%** K.H. Syndicate Ltd
- **51%** Uni-Agro Multi Plantations Sdn Bhd
- **100%** Verdant Plantations Ltd
- **55%** Voray Holdings Ltd
  - **60%** Hubei Zhong Chang Vegetable Oil Co Ltd*
  - **50%** Tianjin Voray Bulking Installation Co Ltd**

* *Group's effective shareholding 33%*
** *Group's effective shareholding 37%*

PROPERTIES

- **100%** KL-K Holiday Bungalows Sdn Bhd
- **100%** KL-Kepong Property Holdings Sdn Bhd
  - **100%** Austerfield Corporation Sdn Bhd
  - **100%** Betatechnic Sdn Bhd
  - **100%** Brecon Holdings Sdn Bhd
  - **100%** Colville Holdings Sdn Bhd
  - **100%** KL-Kepong Complex Sdn Bhd
  - **100%** KL-Kepong Country Homes Sdn Bhd
  - **100%** KL-Kepong Property Development Sdn Bhd
  - **100%** KL-Kepong Property Management Sdn Bhd
  - **80%** Kompleks Tanjong Malim Sdn Bhd
  - **100%** Palermo Corporation Sdn Bhd

ASSOCIATED COMPANIES

- **50%** Applied Agricultural Resources Sdn Bhd
- **40%** Barry Callebaut Malaysia Sdn Bhd
- **25%** Beijing King Voray Edible Oil Co Ltd***
- **50%** Esterol Sdn Bhd
- **50%** Kumpulan Sierramas (M) Sdn Bhd
- **38%** Malaysia Pakistan Venture Sdn Bhd
- **30%** MAPAK Edible Oils (Private) Ltd
- **30%** MEO Trading Sdn Bhd
- **40%** Milljet Sdn Bhd (In Creditors' Liquidation)
- **31%** Pearl River Tyre (Holdings) Ltd
- **23%** Phytopharma Co Ltd
- **25%** Rainbow State Ltd

*** *Group's effective shareholding 14%*

GROUP COMPANIES
AT 30 SEPTEMBER 2009

RETAILING

- **100%** CE Holdings Ltd
  - **100%** Crabtree & Evelyn Holdings Ltd
    - **100%** C&E Canada, Inc
    - **100%** Crabtree & Evelyn Australia Pty Ltd
    - **100%** Crabtree & Evelyn Europe BV
      - **100%** Crabtree & Evelyn Deutschland GmbH
        - **100%** Crabtree & Evelyn Austria GmbH
    - **100%** Crabtree & Evelyn Ltd
    - **100%** Crabtree & Evelyn (Overseas) Ltd
      - **100%** Crabtree & Evelyn London S A
    - **100%** Crabtree & Evelyn (Hong Kong) Ltd
    - **100%** Crabtree & Evelyn (Malaysia) Sdn Bhd
    - **100%** Crabtree & Evelyn (Singapore) Pte Ltd
    - **100%** Quillspur Ltd
  - **100%** Premier Procurement Ltd
    - **100%** Crabtree & Evelyn Trading Ltd
- **100%** Crabtree Global Resourcing Sdn Bhd

INVESTMENT HOLDING & OTHERS

- **100%** Kersten Holdings Ltd
- **100%** KL-Kepong Equity Holdings Sdn Bhd
  - **100%** Ablington Holdings Sdn Bhd
  - **100%** KL-Kepong International Ltd
  - **100%** Quarry Lane Sdn Bhd
- **100%** KLK Assurance (Labuan) Ltd
- **100%** KLK Capital Resources (L) Ltd
- **100%** KLK Farms Pty Ltd
- **100%** KLKI Holdings Ltd
  - **100%** Crabtree & Evelyn Shop Ltd
  - **100%** Kuala Lumpur-Kepong Investments Ltd
- **100%** Ortona Enterprise Sdn Bhd

MANUFACTURING

- **100%** Capital Glogalaxy Sdn Bhd
- **51%** Davos Life Science Pte Ltd
  - **51%** Biogene Life Science Pte Ltd
  - **51%** Centros Life Science Pte Ltd
  - **51%** Davos Life Science Marketing Pte Ltd
  - **51%** Helix Life Science Pte Ltd
- **100%** Dr. W. Kolb Holding AG
  - **100%** Dr. W. Kolb AG
  - **100%** Dr. W. Kolb Deutschland GmbH
  - **100%** Dr. W. Kolb Netherlands BV
  - **100%** Kolb Asia Pte Ltd
  - **100%** Kolb Distribution AG
  - **100%** Kolb Distribution BV
  - **100%** Kolb France SARL
  - **100%** Kolb Italia Srl
- **100%** KL-Kepong Industrial Holdings Sdn Bhd
  - **100%** B.K.B. Hevea Products Sdn Bhd
    - **100%** B.K.B. Flooring Sdn Bhd
  - **100%** KL-Kepong Rubber Products Sdn Bhd
    - **100%** Masif Latex Products Sdn Bhd
  - **100%** KSP Manufacturing Sdn Bhd*****
  - **88%** Palmamide Sdn Bhd
  - **80%** Palm-Oleo Sdn Bhd
    - **100%** Palm-Oleo (Klang) Sdn Bhd****
- **100%** KL-Kepong Nutrients Sdn Bhd
- **100%** KL-Kepong Oleomas Sdn Bhd*****
  - **100%** KLK Bioenergy Sdn Bhd***** (formerly known as Zoop Sdn Bhd)
- **100%** KLK Overseas Investments Ltd
  - **100%** B.K.B. Europa SARL
  - **100%** KLK Oleo Europe GmbH
  - **100%** Standard Soap Company Ltd
    - **100%** Premier Soap Company Ltd
- **100%** KLK Premier Capital Ltd
  - **90%** Taiko Palm-Oleo (Zhangjiagang) Co Ltd
- **100%** Shanghai Jinshan Jingwei Chemical Co Ltd
  - **100%** KLK Oleo (Shanghai) Co Ltd
- **51%** Stolthaven (Westport) Sdn Bhd

***** Group's effective shareholding 80%*
****** Group's effective shareholding 96%*

ACCOUNTABILITY


MALAYSIAN
BUSINESS
MERIT
AWARD WINNER
MALAYSIAN BUSINESS - CIMA
ENTERPRISE GOVERNANCE
AWARDS 2009
KUALA LUMPUR KEPONG BERHAD

STATEMENT ON CORPORATE GOVERNANCE

(Pursuant to Paragraph 15.25 of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad)

At KLK, corporate governance is a form of self-regulation intended to ensure that the process implemented within the Company to direct the affairs of the Company is conducted with a view towards enhancing business prosperity and corporate accountability.

KLK supports high standards of corporate governance throughout the Group as part of its duty to protect and to enhance all aspects of stakeholders' value. Our corporate governance efforts have been recognised and the Company has received the Merit Award by "Malaysian Business – CIMA Enterprise Governance Awards 2009".

The Board is pleased to present the following report on the various measures implemented by the Company and Group, as recommended in the Malaysian Code on Corporate Governance ("the Code"), to apply the principles laid out in the Code. Save as specifically identified, the Company has complied with the Best Practices in Corporate Governance as articulated in the Code.

BOARD OF DIRECTORS AND ITS COMMITTEES

Board Composition

The Board provides entrepreneurial leadership of the Group and is collectively responsible for setting policies which ensure that the Group's objectives are met. The Board currently has nine members, comprising two Executive Directors and seven Non-Executive Directors, five of whom are Independent. This exceeds Bursa Malaysia Securities Berhad ("Bursa Malaysia") Main Market Listing Requirements, to have at least one third of the Board consisting of Independent Directors. There is also a clear separation of the role of Chairman (Independent Non-Executive) and CEO (Executive), as these posts are held by different Directors. This distinction ensures a balance of authority, such that no one individual has unfettered powers.

The Board composition of Executive Directors and Non-Executive Directors including the Independent Non-Executive Directors, allows for independent judgement on various issues for the Board's decision making. Together, the Directors bring wide and varied technical, financial and commercial experience to Board and Committee deliberations.

The Board continually evaluates its requirements as to the appropriate mix of skills and experience required to ensure that its composition remains optimal for the effective discharge of its responsibilities. A brief profile and status of each Director is presented on pages 4 to 8.

Board Duties

In addition to statutory and fiduciary duties, the Board is further tasked with reviewing the strategies, performance and resources of the Group and evaluating these against their budgets and targets in light of any changing circumstances. The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group's system of internal control and risk management processes.

In discharging its duties, the Board is assisted by Board Committees, namely the Audit Committee, Nomination Committee and Remuneration Committee. Each Committee operates within its respective defined terms of reference which have been approved by the Board. The Board, through the Audit Committee, addresses and monitors the principal risks affecting or that may affect the Group's operations and the measures that could be taken to mitigate such risks.

Term Of Appointment

In accordance with the Articles of Association, all newly appointed Directors and one third of the remaining Directors are required to retire at each Annual General Meeting ("AGM") subject to the retirement of all Directors at least once in every 3 years. The Directors due to retire at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 3 and 4) on page 128.

Directors over seventy years old are required to seek re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 5, 6 and 7) on page 128.

STATEMENT ON CORPORATE GOVERNANCE

Board Meetings

The Board meets on a scheduled basis and has a formal schedule of matters reserved for its meetings. Additional meetings may be convened when necessary should major issues arise that need to be resolved between scheduled meetings. Relevant management personnel are invited to Board meetings to report and apprise the Board on operations and other developments within their respective purview.

During the financial year ended 30 September 2009, six Board meetings were held. The following are the details of attendance of each Director:

	Number of Meetings Attended
R. M. Alias	6/6
Dato' Seri Lee Oi Hian	6/6
YM Tengku Robert Hamzah	6/6
Dato' Lee Hau Hian	6/6
Tan Sri Dato' Thong Yaw Hong	4/6
Datuk Abdul Rahman bin Mohd. Ramli	5/6
Dato' Yeoh Eng Khoon	6/6
Roy Lim Kiam Chye	6/6
Kwok Kian Hai (Appointed on 27 May 2009)	3/3

Supply Of Information To Board Members

Board meetings are structured with a pre-set agenda which encompasses all aspects of matters under discussion. This is to enable the Directors to review both qualitative and quantitative factors so that informed decisions are made. Board papers for the Agenda are circulated to the Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting.

Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board meetings are minuted and signed by the Chairman of the Meeting in accordance with the provisions of Section 156 of the Companies Act, 1965. Minutes of meetings of each Committee are also tabled to the Board for deliberation.

Directors have unrestricted direct access to Senior Management and the services of the Company Secretaries who advise the Board on compliance issues and ensure that the Company's policies and procedures are followed. In the furtherance of its duties, the Board may where necessary, obtain independent professional advice on specific matters, at the Company's expense.

Directors' Continuing Development

The Board oversees the training needs of its Directors. Directors are regularly updated on the Group's businesses and the competitive and regulatory environment in which they operate. Directors are encouraged to visit the Group's operating centres to have an insight on the Group's various operations which would assist the Board to make effective decisions relating to the Group. For the year under review, Directors visited, amongst others, the Sabah plantation operating centres, the bulking installation located in Dumai, Indonesia and the oleochemical plants and refineries in China. Trips were also arranged for Directors to visit the newly acquired bio-diesel plant in Shah Alam and various estates throughout the Peninsular.

All Directors have completed the Mandatory Accreditation Programme prescribed by Bursa Malaysia.

Directors are encouraged to attend various external professional programmes relevant and useful in contributing to the effective discharge of their duties as Directors. In this respect, in-house briefings by external auditors and solicitors are organised from time to time to update Directors and Senior Management on relevant statutory and regulatory requirements.

For the year under review, all Directors attended various appropriate seminars and courses to keep abreast with general economic, industry and technical developments as well as changes in legislation and regulations affecting the Group's operations.

Conferences, Seminars and Training Programmes attended by Directors

- Malaysian Oil Scientists and Technologists Association - Oils & Fats International Congress
- 6th RSPO Roundtable Meeting on Sustainable Palm Oil
- Harvard Club of Malaysia - Designing and Managing Effective Sales Organisations
- Bank Negara Malaysia - Role of the Board in Changing Financial, Legal, Regulatory and Business Environment

STATEMENT ON CORPORATE GOVERNANCE

- Deloitte KassimChan - Forensic Seminar: Uncovering the Past, Protecting the Future
- DRB-HICOM Seminar - Global Economic Recovery: Risk and Opportunity
- Bursa/CIMB Invest Malaysia 2009
- LMC International Retreat on Vegetable Oils
- Bursa Malaysia - Palm and Lauric Oils Conference and Exhibition Price Outlook 2009
- Perdana Leadership Foundation - Industry Insights Seminar
- Bank Negara Malaysia - The Board's Responsibility for Internal Controls, Financial Reporting and Capital Management
- Malaysia International Commodity Conference and Showcase (MICCOS) 2009
- Talk by Professor James Silenius on "3-D Negotiation: a Strategic Tool for Board and Senior Executives"
- PWC/SIDC Seminar - Is it Worth the Risk (Ensuring Compliance and Protecting Asset Value)
- Lunch Talk by Messrs. Zaid Ibrahim & Co. - Capital Markets Liberalisation

Directors' Remuneration

The Company pays its Non-Executive Directors annual fees which were last revised in 2008 and are approved annually by the shareholders. The Non-Executive Directors are paid a meeting allowance for each Board meeting they attend. Similarly, members to Board Committees are also paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives of attracting and retaining Directors of high calibre needed to run the Group successfully. In the case of the Executive Directors, the various components of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. Where applicable, the Board also takes into consideration any relevant information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies for the financial year ended 30 September 2009 are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Directors	-	1,545	2,068	141	625	4,379
Non-Executive Directors	1,044	-	-	-	111	1,155

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

Range of Remuneration	**Number of Directors**	
	Executive	**Non-Executive**
RM1 to RM50,000	-	1
RM100,001 to RM150,000	-	3
RM150,001 to RM200,000	-	2
RM300,001 to RM350,000	-	1
RM1,350,001 to RM1,400,000	1	-
RM3,000,001 to RM3,050,000	1	-

STATEMENT ON CORPORATE GOVERNANCE

Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with Main Market Listing Requirements. Whilst the Code has prescribed for individual disclosure of directors' remuneration packages, the Board is of the view that transparency and accountability aspects of Corporate Governance in respect of the Directors' remuneration are appropriately and adequately addressed by the band disclosure method adopted by the Board.

Currently there are no contracts of service between any Director and the Company or its subsidiaries, except for the CEO, Dato' Seri Lee Oi Hian and the Executive Director, Roy Lim Kiam Chye.

Board Committees

- **Audit Committee**
  (established in 1993)

  The composition and terms of reference of this Committee together with its report are presented on pages 47 to 49 of the Annual Report.

- **Nomination Committee**
  (established in 2001)

  The Committee's responsibility, among others, is to identify and recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board and Board Committees. Recruitment matters are discussed in depth by the Committee before the Board as a whole, makes the final decision on new appointments.

  Re-appointment or re-election of Directors at the AGM is recommended by this Committee to the Board for its approval.

  The Board's Nomination Committee comprises three Non-Executive Directors, the majority of whom are Independent. The members are:

  Tan Sri Dato' Thong Yaw Hong (Chairman)
  - Independent Non-Executive Director

  R. M. Alias
  - Independent Non-Executive Director

  Dato' Lee Hau Hian
  - Non-Independent Non-Executive Director

  The Committee meets when necessary. For the financial year ended 30 September 2009, the Committee held two meetings.

- **Remuneration Committee**
  (established in 1994)

  This Committee's primary responsibility is to structure and review the remuneration policy for the plantations sector and the manufacturing sector of the Group, with a view to ensure that compensation and other benefits encourage performance that enhances the Group's long-term profitability and value. The Committee's remuneration package for Senior Management and that for the CEO are subject to the approval of the Board, and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, the majority of whom are Independent Non-Executive Directors, are as follows:

  R. M. Alias (Chairman)
  - Independent Non-Executive Director

  Tan Sri Dato' Thong Yaw Hong
  - Independent Non-Executive Director

  Dato' Lee Hau Hian
  - Non-Independent Non-Executive Director

  The Committee meets when necessary. For the financial year ended 30 September 2009, the Committee held two meetings.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

KLK values good communications with shareholders and investors. Its commitment, both in principle and practice, is to maximise transparency consistent with good governance but except where commercial confidentiality dictates otherwise.

Annual General Meetings

The AGM is the principal avenue for dialogue and interaction with the shareholders of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board Members, Senior Management and the Group's External Auditors are in attendance to respond to shareholders' enquiries. Notices of AGM and Proxy Forms thereto carry sufficient information and guidance on the appointment of proxies and completion of such forms. At the AGM, the Board presents the progress and performance of the Group and shareholders present are given the opportunity to present their views or to seek more information. Resolutions tabled and passed at the Meeting are released to Bursa Malaysia on the same day to enable the public to know the outcome.

STATEMENT ON CORPORATE GOVERNANCE

Corporate Disclosure Policy

The Company is committed to a policy which provides accurate, balanced, clear, timely and complete disclosure of corporate information to enable informed and orderly market decisions by investors. In this respect, the Company follows the disclosure guidelines and regulations of Bursa Malaysia.

Material information will in all cases be disseminated broadly and publicly via Bursa Malaysia, and other means. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to shareholders and members of the public upon request. Interested parties may also obtain the full financial results and the Company's announcements from the Company's website at www.klk.com.my and also Bursa Malaysia's website.

Investor Relations

The Board recognises the importance of keeping shareholders and investors informed of the Group's businesses and corporate developments. The Board's primary contact with major shareholders is via the CEO and the Group Financial Controller, who have regular dialogue with institutional investors and deliver presentations to analysts periodically.

For the financial year ended 30 September 2009, the Company also participated in, amongst others "Invest Malaysia 2009", "Asian Investment Conference", "Malaysia Corporate Day", "Minggu Saham Amanah Malaysia", "Corporate Governance Week" and various conferences where potential investors and members of the public can obtain information on the Group's businesses and performance. Management has held and/or attended 59 meetings including tele-conferencing and 4 roadshows with both local and foreign investors and analysts.

The Company's website, www.klk.com.my is also used as a forum to communicate with shareholders and investors and to provide information on the Group's business activities.

As there may be instances where investors and shareholders may prefer to express their concerns to an independent director, the Board has appointed Tan Sri Dato' Thong Yaw Hong as the Senior Independent Non-Executive Director to whom concerns may be directed. At all times, investors and shareholders may contact the Company Secretaries for information on the Company.

ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board takes due care and responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders and the general public. The Audit Committee plays a crucial role in reviewing information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

Internal Controls

The Statement on Internal Control is set out on page 46.

Relationship With The Auditors

The role of the Audit Committee in relation to both the external and internal auditors is elaborated on pages 48 to 49.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September 2009, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent; and
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have an overall responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to minimise or to detect fraud and other irregularities.

STATEMENT ON INTERNAL CONTROL

INTRODUCTION

The Board of Directors of Kuala Lumpur Kepong Berhad ("the Board") is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.26(b) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements. The Board is committed to fulfilling its responsibility of maintaining a sound system of internal control in the Group in accordance with the Malaysian Code on Corporate Governance.

Set out below is the Board's Statement on Internal Control which outlines the nature and state of internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board affirms its overall responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

The Board also recognises that a sound system of internal control can only reduce but not eliminate the possibility of poor judgement in decision making, human error, control process being deliberately circumvented by employees, management overriding controls and the occurrence of unforeseeable circumstances. Accordingly, the system could therefore provide only reasonable but not absolute assurance against failing to achieve business objectives or all material misstatement, operational failures, fraud, losses or breaches of law or regulations.

KEY COMPONENTS OF INTERNAL CONTROL ENVIRONMENT

Risk management framework

The Board recognises that having a formal risk management framework in place is essential to ensure proper management of the risks that may impede the achievement of the Group's goals and objectives.

A formal risk management framework has been in place since 2002 to ensure that structured and consistent approaches and methods are practised in the on-going process of identifying, assessing, managing and monitoring the principal risks that affect the attainment of the Group's business objectives and goals across its local and overseas operating units. The Board is supported by the Group Risk Management Committee ("GRMC"), headed by the CEO in overseeing the risk management efforts within the Group.

The risk management process includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and periodic reporting to the GRMC.

Board meetings

The Board meets at least quarterly and has a formal agenda on matters for discussion. The CEO leads the presentation of board papers and provides comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a timely and regular basis.

Organisational structure with formally defined responsibility lines and delegation of authority

There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment, effective supervision of day-to-day business conduct and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

Performance management framework

Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board and the Group's Management in performing financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

The Group has in place a detailed and well-controlled budgeting process that provides a responsible accounting framework.

Operational policies and procedures

The documented policies and procedures form an integral part of the internal control system to safeguard shareholders' investment and Group's assets against material losses and ensure complete and accurate financial information. The documents consist of approved memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

Group Internal Audit

The Internal Audit Division, who reports directly to the Audit Committee, conducts reviews on the systems of internal control and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

STRENGTH IN INTERNAL CONTROL

Continuous Management efforts are in place to strengthen the internal control systems. Given the effective monitoring on a consistently strong internal control systems of the Group, there was no material misstatements and losses incurred during the year under review.

AUDIT COMMITTEE REPORT

Members

Dato' Yeoh Eng Khoon
- redesignated as Chairman on 27 May 2009

(Independent Non-Executive Director)

YM Tengku Robert Hamzah
- resigned as Chairman and redesignated as member of Audit Committee on 27 May 2009

(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA member)

TERMS OF REFERENCE

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board of Directors ("Board"). In performing their duties and discharging their responsibilities, the Committee is guided by the terms of reference set out below:

Composition of the Committee

- The Committee must be composed of no fewer than 3 members;
- All the Committee members must be non-executive directors, with a majority of the members being independent directors;
- All the Committee members should be financially literate; and
- At least one member of the Committee:

    (i) must be a member of the Malaysian Institute of Accountants; or

    (ii) if not a member of the Malaysian Institute of Accountants, the member must have at least 3 years' working experience and:

    (a) must have passed the examinations specified in Part I of the First Schedule of the Accountants Act 1967; or

    (b) must be a member of one of the associations of accountants specified in Part II of the First Schedule of the Accountants Act 1967; or

    (iii) must have at least 3 years' post-qualification experience in accounting or finance with either one of the following qualifications:

    (a) a degree/masters/doctorate in accounting or finance; or

    (b) a member of any professional accountancy organisation which has been admitted as a full member of the International Federation of Accountants; or

    (iv) must have at least 7 years' experience as a chief financial officer of a corporation or be primarily responsible for the management of the financial affairs of a corporation; or

    (v) fulfils such other requirements as prescribed or approved by Bursa Malaysia Securities Berhad ("Bursa Malaysia").

- No alternate director shall be appointed as a member of the Committee.
- The Chairman, who shall be elected by the members of the Committee, must be an independent non-executive director.

Review of the Committee

The term of office and performance of each member of the Committee shall be reviewed by the Board at least once every 3 years.

Duties and Responsibilities

The duties of the Committee shall include the following:

- Provide assistance to the Board in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").
- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External Auditors and Internal Auditors.
- Propose, monitor and ensure an adequate system of risk management for Management to safeguard the Group's assets and operations.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.
- To report promptly to Bursa Malaysia on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of Bursa Malaysia Main Market Listing Requirements.

Authority

- The Committee is authorised by the Board to investigate any matter within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

AUDIT COMMITTEE REPORT

- The Committee shall have full and unrestricted access to all information and documents pertaining to the Group as well as direct communication to the internal and external auditors and senior management of the Group.

- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

- The Committee is authorised to convene meetings with the external auditors, the internal auditors or both, excluding the attendance of other directors and employees, whenever deemed necessary.

Financial Procedures and Financial Reporting

- Review of the quarterly results and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them for the Board's approval.

  In connection therewith, the Group Financial Controller attends all the audit committee meetings.

Related Party Transactions

To monitor any related party transactions that may arise within the Company or the Group.

External Audit

- Review the audit plan of the external auditors.

- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken.

- Consider the nomination, appointment and the re-appointment of external auditors, their fees and any questions on resignation and dismissal.

Internal Audit

- Review and approve the annual internal audit plan.

- Review the adequacy of the scope, functions, competency and resources of the internal audit function, and that it has the necessary authority to carry out its work.

- Review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and where necessary, ensure that appropriate actions are taken on the recommendations of the internal audit function.

- Review any appraisal or assessment of the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

- Approve any appointment or termination of senior staff members of the internal audit function.

- Take cognisance of resignations of internal audit staff members and provide the resigning staff member an opportunity to submit his reasons for resigning.

Meetings

The Committee shall meet at least four times annually and additional meetings may be called at any time at the Chairman's discretion. An agenda shall be sent to all members of the Committee and any persons that may be invited to attend. The External and Internal Auditors and other members of senior management will be invited to attend these meetings upon invitation by the Chairman of the Committee. The Company Secretary shall be the Secretary of the Committee.

However, the Committee shall meet with the external auditors without executive board members present at least twice a year.

During the financial year, the Committee convened five meetings. A record of the attendance at these meetings is as follows:

	No. of Meetings Attended
Dato' Yeoh Eng Khoon	5 / 5
YM Tengku Robert Hamzah	5 / 5
Datuk Abdul Rahman bin Mohd. Ramli	3 / 5

The Committee also met with the external auditors without executive board members present, twice in the financial year under review.

AUDIT COMMITTEE REPORT

Internal Audit Function

The Committee is assisted by the IAD in discharging its duties and responsibilities.

The Group has an adequately resourced IAD which reports directly to the Committee and is independent of the activities they audit. There is also in place an audit charter that defines the organisation status, functions and responsibilities of the IAD.

The IAD conducts regular and systematic reviews of the key controls and processes in the operating units and assess compliance with the established policies and procedures. This provides reasonable assurance that such systems would continue to operate satisfactorily and effectively in the Company and the Group. In addition, the IAD also conducts investigations and special reviews at the request of the Management.

On a quarterly basis, the IAD submits the audit reports on their audit activities to the Committee for its review and deliberation. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2008/2009, a total of 148 audits and reviews were carried out spanning the Group's operations. The total cost incurred for the internal audit function for the financial year ended 30 September 2009 was RM2.74 million.

SUMMARY OF ACTIVITIES FOR THE FINANCIAL YEAR

In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the financial year ended 30 September 2009 in the discharge of its functions and duties:

- Reviewed the quarterly financial statements and Annual Report of the Group before presentation for the Board's approval, focusing particularly on:
  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group and the disclosure of such transactions in the annual report.
- Reviewed with the External Auditors their audit plan and scope of work prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the External Auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.
- Reviewed and discussed with the External Auditors their evaluation of the system on internal control of the Group including meeting the External Auditors without the presence of the Management.
- Considered the appointment of External Auditors and their request for increase in audit fees.
- Reviewed and deliberated on reports of audits conducted by the IAD.
- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.
- Reviewed the Audit Committee Report, Statement on Internal Control and Statement on Corporate Governance before submitting for the Board's approval and inclusion in the Company's Annual Report.

TRAINING ATTENDED BY THE COMMITTEE

For the year under review, the Committee attended the following seminars and courses:

1. PWC/SIDC Seminar – Is It Worth the Risk (Ensuring Compliance and Protecting Asset Value).
2. Lunch Talk by Messrs. Zaid Ibrahim & Co. – Capital Markets Liberalisation.
3. Deloitte KassimChan – Forensic Seminar: Uncovering the Past, Protecting the Future.

ADDITIONAL COMPLIANCE INFORMATION

As at 30 September 2009

The following information is provided in accordance with Paragraph 9.25 of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad as set out in Appendix 9C thereto.

Utilisation of Proceeds Raised from Corporate Proposals

There were no proceeds raised from any corporate proposals during the financial year under review.

Share Buy-Back

There were no share buy-back transactions or resale of treasury shares during the financial year under review.

Options and Convertible Securities

The Company did not issue any options and convertible securities during the financial year under review.

Depository Receipt Programme

KLK has a Depository Receipt Programme (Level 1) in the US, sponsored by JPMorgan Chase Bank ("JPM"). JPM has appointed Malayan Banking Berhad as the sole custodian of KLK shares for the Depository Receipt Programme. There were no Depository Receipts outstanding as at the year ended 30 September 2009.

Sanctions and/or Penalties

There were no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year under review.

Non-Audit Fees

The amount of non-audit fees paid to the external auditors during the financial year under review is RM110,000.

Variation in Results

There was no material variance between the financial results for the financial year ended 30 September 2009 and the unaudited results previously announced by the Company.

Profit Guarantee

There was no profit guarantee given by the Company during the financial year under review.

Material Contracts

Material contracts entered into by the Company and its subsidiaries involving the interest of Directors and major shareholders, either still subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 35 to the financial statements under "Related Party Transactions" on page 98.

FINANCIAL STATEMENTS

REPORT OF THE DIRECTORS

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries, and of the Company for the year ended 30 September 2009.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiaries and associates are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2009.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	887,362	738,118
Tax expense	(244,751)	(60,802)
Profit for the year	642,611	677,316
Attributable to:		
Equity holders of the Company	612,500	677,316
Minority interests	30,111	-
	642,611	677,316

DIVIDENDS

The amounts paid or declared by way of dividends by the Company since the end of the previous financial year were:

(i) a final dividend comprising 45 sen gross per share, less 25% income tax, amounting to RM359,425,000 and 10 sen per share tax exempt amounting to RM106,497,000 in respect of the year ended 30 September 2008 was paid on 17 March 2009, as proposed in last year's report; and

(ii) an interim single tier dividend of 10 sen per share amounting to RM106,497,000 in respect of the year ended 30 September 2009 was paid on 10 August 2009.

The Directors recommend the payment of a final single tier dividend of 30 sen per share amounting to RM319,489,000 for the year ended 30 September 2009 which, subject to approval at the forthcoming Annual General Meeting ("AGM") of the Company, will be paid on 17 March 2010 to shareholders on the Company's register of members at the close of business on 25 February 2010.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the AGM held on 18 February 2009. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share Highest Price Paid RM	Per Share Lowest Price Paid RM	Per Share Average Price Paid RM	Total Consideration RM'000
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming AGM and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

There were no changes in the authorised, issued and paid-up capital of the Company during the financial year.

REPORT OF THE DIRECTORS

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 3.

In accordance with the Company's Articles of Association, Dato' Lee Hau Hian retires by rotation from the Board at the forthcoming AGM, and being eligible, offers himself for re-election.

In accordance with the Company's Articles of Association, Kwok Kian Hai who was appointed since the last AGM, retires from the Board at the forthcoming AGM, and being eligible, offers himself for re-election.

Tan Sri Dato' Thong Yaw Hong, R. M. Alias and Datuk Abdul Rahman bin Mohd. Ramli retire from the Board at the forthcoming AGM pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following AGM of the Company.

YM Tengku Robert Hamzah retires from the Board at the forthcoming AGM pursuant to Section 129(2) of the Companies Act, 1965 and will not seek re-appointment.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares of RM1 each				% of
Name	**Balance at 1.10.2008**	**Bought**	**Sold**	**Balance at 30.9.2009**	**Issued Share Capital#**
R. M. Alias					
- held directly	337,500	-	-	337,500	0.03
- deemed interested[1]	4,500	-	-	4,500	- *
Dato' Seri Lee Oi Hian					
- held directly	72,000	-	-	72,000	0.01
- deemed interested[2]	496,350,027	-	-	496,350,027	46.61
YM Tengku Robert Hamzah					
- held directly	109,500	-	-	109,500	0.01
- deemed interested[3]	255,000	-	50,000	205,000	0.02
Dato' Lee Hau Hian					
- held directly	83,250	-	-	83,250	0.01
- deemed interested[2]	496,350,027	-	-	496,350,027	46.61
Tan Sri Dato' Thong Yaw Hong					
- held directly	105,000	-	-	105,000	0.01
- deemed interested[4]	75,000	-	-	75,000	0.01
Dato' Yeoh Eng Khoon					
- held directly	335,000	-	-	335,000	0.03
- deemed interested[5]	3,176,850	-	-	3,176,850	0.30
Roy Lim Kiam Chye					
- held directly	4,750	-	-	4,750	- *
- deemed interested	-	-	-	-	-

Notes:
1 Deemed interested through his child's shareholdings.
2 Deemed interested through Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.
3 Deemed interested through KTH Holdings Sdn Bhd.
4 Deemed interested through his spouse's shareholdings.
5 Deemed interested through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.

* Less than 0.01%.
# Based on 1,064,965,692 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office during the year held any shares in the Company.

There were no changes notified by the Directors in any of their direct or deemed interests in the share capital of the Company between 30 September 2009 and 30 November 2009.

By virtue of their deemed interests in the shares of the Company, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 39 on the financial statements.

REPORT OF THE DIRECTORS

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS
Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group's financial statements), by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 35 on the financial statements.

There were no arrangements during and at the end of the financial year which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES
No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION
Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, except for the impairment of investments as disclosed under Note 5 on the financial statements, the results of the operations of the Group and of the Company for the financial year ended 30 September 2009 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

REPORT OF THE DIRECTORS

AUDITORS
The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

Signed on behalf of the Board of Directors in accordance with a resolution of the Directors:

R. M. ALIAS
(Chairman)

DATO' SERI LEE OI HIAN
(Chief Executive Officer)

7 December 2009

INCOME STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2009

	Note	Group		Company	
		2009	2008	**2009**	2008
		RM'000	RM'000	**RM'000**	RM'000
Revenue	4	**6,658,308**	7,855,425	**1,317,251**	1,043,501
Cost of sales		**(4,709,643)**	(5,467,529)	**(449,769)**	(564,762)
Gross profit		**1,948,665**	2,387,896	**867,482**	478,739
Other operating income		**63,948**	184,521	**13,092**	59,076
Distribution costs		**(378,431)**	(370,860)	**(8,312)**	(7,925)
Administration expenses		**(489,576)**	(484,219)	**(39,211)**	(46,177)
Other operating expenses		**(223,030)**	(249,889)	**(55,028)**	(83,993)
Operating profit	5	**921,576**	1,467,449	**778,023**	399,720
Finance costs	6	**(68,769)**	(64,200)	**(39,905)**	(30,074)
Share of results of associates		**34,555**	42,232	**-**	-
Profit before taxation		**887,362**	1,445,481	**738,118**	369,646
Tax expense	9	**(244,751)**	(355,976)	**(60,802)**	(62,445)
Profit for the year		**642,611**	1,089,505	**677,316**	307,201
Attributable to:					
Equity holders of the Company		**612,500**	1,040,653	**677,316**	307,201
Minority interests		**30,111**	48,852	**-**	-
		642,611	1,089,505	**677,316**	307,201
		Sen	Sen	**Sen**	Sen
Earnings per share	10	**57.5**	97.7	**63.6**	28.8
Net dividends per share - single tier 40 sen (2008: 15 sen gross less 26% income tax, 45 sen gross less 25% income tax and 10 sen tax exempt)	11	**40.0**	54.9	**40.0**	54.9

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS
AT 30 SEPTEMBER 2009

	Note	Group 2009 RM'000	Group 2008 RM'000	Company 2009 RM'000	Company 2008 RM'000
Assets					
Property, plant and equipment	12	**2,487,800**	2,372,018	**250,020**	245,465
Investment properties	13	**5,086**	5,137	**-**	-
Prepaid lease payments	14	**357,441**	347,725	**24,422**	24,810
Biological assets	15	**1,575,878**	1,426,545	**433,651**	433,913
Land held for property development	16	**195,790**	195,378	**-**	-
Goodwill on consolidation	17	**296,950**	255,940	**-**	-
Intangible assets	18	**31,577**	37,656	**-**	-
Investment in subsidiaries	19	**-**	-	**2,096,765**	1,706,527
Investment in associates	20	**210,379**	258,495	**20,676**	19,176
Other investments	21	**244,452**	288,770	**79,089**	79,089
Deferred tax assets	22	**9,833**	6,888	**-**	158
Total non-current assets		**5,415,186**	5,194,552	**2,904,623**	2,509,138
Inventories	23	**882,050**	1,219,972	**33,612**	76,088
Biological assets	15	**4,260**	3,647	**-**	-
Trade receivables	24	**628,133**	623,721	**38,940**	23,036
Other receivables, deposits and prepayments	25	**301,053**	278,740	**20,198**	47,269
Amount owing by subsidiaries	19	**-**	-	**1,887,165**	1,741,832
Tax recoverable		**19,302**	7,462	**-**	-
Property development costs	26	**18,735**	22,445	**-**	-
Assets held for sale	27	**43,131**	-	**-**	-
Cash and cash equivalents	28	**1,292,481**	1,159,705	**762,971**	605,029
Total current assets		**3,189,145**	3,315,692	**2,742,886**	2,493,254
Total assets		**8,604,331**	8,510,244	**5,647,509**	5,002,392
Equity					
Share capital	29	**1,067,505**	1,067,505	**1,067,505**	1,067,505
Reserves	30	**4,579,951**	4,483,036	**2,546,818**	2,441,921
		5,647,456	5,550,541	**3,614,323**	3,509,426
Less: Cost of treasury shares		**(13,447)**	(13,447)	**(13,447)**	(13,447)
Total equity attributable to equity holders of the Company		**5,634,009**	5,537,094	**3,600,876**	3,495,979
Minority interests		**308,760**	202,913	**-**	-
Total equity		**5,942,769**	5,740,007	**3,600,876**	3,495,979
Liabilities					
Deferred tax liabilities	22	**251,072**	220,278	**1,272**	-
Provision for retirement benefits	31	**44,165**	27,136	**11,521**	12,271
Borrowings	32	**1,122,726**	920,844	**903,900**	672,660
Total non-current liabilities		**1,417,963**	1,168,258	**916,693**	684,931
Trade payables	33	**281,481**	274,028	**4,483**	8,759
Other payables	34	**292,181**	383,251	**53,064**	66,803
Amount owing to subsidiaries	19	**-**	-	**832,169**	498,233
Borrowings	32	**627,427**	858,991	**226,350**	235,900
Tax payable		**42,510**	85,709	**13,874**	11,787
Total current liabilities		**1,243,599**	1,601,979	**1,129,940**	821,482
Total liabilities		**2,661,562**	2,770,237	**2,046,633**	1,506,413
Total equity and liabilities		**8,604,331**	8,510,244	**5,647,509**	5,002,392

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 SEPTEMBER 2009

	← Attributable to the equity holders of the Company →									
	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Acquisitions through business combinations	-	-	-	-	-	-	-	-	225,502	225,502
Arising from redemption of redeemable preference shares	-	-	-	1,000	-	(1,000)	-	-	-	-
Issue of shares to minority shareholders	-	-	-	-	-	-	-	-	3,747	3,747
Return of capital to minority shareholders	-	-	-	-	-	-	-	-	(6,721)	(6,721)
Acquisition of shares from minority shareholders	-	-	-	-	-	-	-	-	(223,141)	(223,141)
Arising from liquidation of a subsidiary	-	(223)	-	-	-	223	-	-	-	-
Currency translation differences	-	31	-	-	10,319	375	-	10,725	2,347	13,072
Effect of changes in tax rates	-	-	104	-	-	-	-	104	-	104
Net (loss)/gain not recognised in the income statement	-	(192)	104	1,000	10,319	(402)	-	10,829	1,734	12,563
Profit for the year	-	-	-	-	-	1,040,653	-	1,040,653	48,852	1,089,505
Dividends paid										
- 2007 final	-	-	-	-	-	(315,230)	-	(315,230)	-	(315,230)
- 2008 interim	-	-	-	-	-	(118,211)	-	(118,211)	-	(118,211)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(23,832)	(23,832)
Transfer to retained earnings on disposal of a subsidiary	-	-	-	(3,000)	-	3,000	-	-	-	-
At 30 September 2008	**1,067,505**	**875,952**	**49,759**	**27,714**	**151,628**	**3,377,983**	**(13,447)**	**5,537,094**	**202,913**	**5,740,007**
Acquisitions through business combinations	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**65,631**	**65,631**
Issue of redeemable preference shares to minority shareholders	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**15,000**	**15,000**
Disposal of shares to minority shareholders	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**7,624**	**7,624**
Revaluation on acquisition of a subsidiary	**-**	**-**	**31,362**	**-**	**-**	**-**	**-**	**31,362**	**-**	**31,362**
Transfer from retained earnings to capital reserve	**-**	**3,874**	**-**	**-**	**-**	**(3,874)**	**-**	**-**	**-**	**-**
Actuarial loss on defined benefit plan	**-**	**-**	**-**	**-**	**-**	**(17,163)**	**-**	**(17,163)**	**-**	**(17,163)**
Currency translation differences	**-**	**305**	**-**	**1**	**42,614**	**(285)**	**-**	**42,635**	**6,147**	**48,782**
Net gain/(loss) not recognised in the income statement	**-**	**4,179**	**31,362**	**1**	**42,614**	**(21,322)**	**-**	**56,834**	**94,402**	**151,236**
Profit for the year	**-**	**-**	**-**	**-**	**-**	**612,500**	**-**	**612,500**	**30,111**	**642,611**
Dividends paid										
- 2008 final	**-**	**-**	**-**	**-**	**-**	**(465,922)**	**-**	**(465,922)**	**-**	**(465,922)**
- 2009 interim	**-**	**-**	**-**	**-**	**-**	**(106,497)**	**-**	**(106,497)**	**-**	**(106,497)**
Dividends paid to minority shareholders	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(18,666)**	**(18,666)**
At 30 September 2009	**1,067,505**	**880,131**	**81,121**	**27,715**	**194,242**	**3,396,742**	**(13,447)**	**5,634,009**	**308,760**	**5,942,769**
	Note 29	←		Note 30		→				

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY
FOR THE YEAR ENDED 30 SEPTEMBER 2009

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2007	1,067,505	1,087,296	36,161	285	1,444,315	(13,447)	3,622,115
Net gain not recognised in the income statement							
- Effect of changes in tax rates	-	-	104	-	-	-	104
Profit for the year	-	-	-	-	307,201	-	307,201
Dividends paid							
- 2007 final	-	-	-	-	(315,230)	-	(315,230)
- 2008 interim	-	-	-	-	(118,211)	-	(118,211)
At 30 September 2008	**1,067,505**	**1,087,296**	**36,265**	**285**	**1,318,075**	**(13,447)**	**3,495,979**
Profit for the year	**-**	**-**	**-**	**-**	**677,316**	**-**	**677,316**
Dividends paid							
- 2008 final	**-**	**-**	**-**	**-**	**(465,922)**	**-**	**(465,922)**
- 2009 interim	**-**	**-**	**-**	**-**	**(106,497)**	**-**	**(106,497)**
At 30 September 2009	**1,067,505**	**1,087,296**	**36,265**	**285**	**1,422,972**	**(13,447)**	**3,600,876**
	Note 29	←	Note 30		→		

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2009

	2009 RM'000	2008 RM'000
Cash flows from operating activities		
Profit before taxation	**887,362**	1,445,481
Adjustments for:		
Depreciation of property, plant and equipment	**180,570**	181,861
Amortisation of prepaid lease payments	**6,883**	5,903
Amortisation of intangible assets	**3,978**	4,271
Depreciation of investment properties	**51**	51
Amortisation of biological assets	**14,029**	12,481
Impairment of property, plant and equipment	**37,609**	40,764
Impairment of intangible assets	**1,985**	3,169
Impairment of goodwill	**-**	32,876
Property, plant and equipment written off	**2,446**	3,734
Intangible assets written off	**21**	-
Loss/(Gain) on disposal of property, plant and equipment	**5,713**	(7,797)
Surplus arising from government acquisition of land	**(5,470)**	(2,423)
Surplus on sale of investments	**(8,185)**	(34,093)
Surplus on sale of shares in an associate	**-**	(3,904)
Surplus on sale of subsidiaries	**(9,912)**	(86,539)
Surplus on sale of shares in a subsidiary	**(5,306)**	-
Impairment in value of investment	**9,600**	100,800
Impairment in value of investment in an associate	**13,551**	13,390
Distribution by a liquidated investee company	**(15)**	(54)
Retirement benefits provision/(written back)	**4,405**	(1,309)
Finance costs	**68,769**	64,200
Dividend income	**(12,799)**	(33,321)
Interest income	**(25,159)**	(32,370)
Exchange loss/(gain)	**1,039**	(3,442)
Share of results of associates	**(34,555)**	(42,232)
Operating profit before working capital changes	**1,136,610**	1,661,497
Working capital changes:		
Property development costs	**908**	(10,476)
Inventories	**348,879**	(375,538)
Biological assets	**(613)**	(420)
Trade and other receivables	**10,720**	(131,749)
Trade and other payables	**(79,709)**	239
Cash generated from operations	**1,416,795**	1,143,553
Interest paid	**(68,349)**	(57,831)
Tax paid	**(336,793)**	(298,523)
Retirement benefits paid	**(4,664)**	(5,279)
Net cash generated from operating activities	**1,006,989**	781,920

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2009

	2009 RM'000	2008 RM'000
Cash flows from investing activities		
Purchase of property, plant and equipment	**(319,751)**	(324,047)
Purchase of prepaid lease	**(5,564)**	(5,093)
Plantation development expenditure	**(96,694)**	(85,112)
Property development expenditure	**(33)**	(643)
Purchase of subsidiaries, net of cash acquired (Note B)	**18,528**	(127,211)
Sale of subsidiaries, net of cash disposed (Note C)	**8,858**	160,815
Sale of shares in a subsidiary	**12,930**	-
Subscription of shares in an associate	**(1,500)**	-
Purchase of shares in an associate	**-**	(3,558)
Purchase of shares from minority shareholders	**-**	(236,381)
Purchase of investments	**(9,184)**	(24,033)
Proceeds from sale of property, plant and equipment	**2,296**	16,116
Compensation from government on land acquired	**23,914**	2,916
Proceeds from sale of shares in an associate	**-**	6,000
Proceeds from distribution by a liquidated investee company	**15**	54
Proceeds from sale of investments	**52,464**	57,007
Loan to an associate	**(12,008)**	(2,814)
Dividends received from associates	**24,179**	1,938
Dividends received from investments	**18,056**	30,729
Interest received	**24,931**	31,494
Net cash used in investing activities	**(258,563)**	(501,823)
Cash flows from financing activities		
Term loans received	**641,837**	447,966
Issue of Islamic medium term notes	**-**	200,000
Repayment of term loans	**(276,853)**	(284,939)
(Repayment)/Drawdown of short term borrowings	**(404,012)**	475,729
Dividends paid to shareholders of the Company	**(572,419)**	(433,441)
Dividends paid to minority shareholders	**(18,666)**	(23,832)
Issue of shares to minority shareholders	**-**	3,747
Issue of redeemable preference shares to minority shareholders	**15,000**	-
Return of capital to minority shareholders	**-**	(6,721)
Net cash (used in)/generated from financing activities	**(615,113)**	378,509
Net increase in cash and cash equivalents	**133,313**	658,606
Cash and cash equivalents at beginning of year	**1,141,364**	474,356
Cash and cash equivalents at end of year (Note A)	**1,274,677**	1,132,962

Notes on the consolidated cash flow statement

A. Cash and cash equivalents

	2009 RM'000	2008 RM'000
Cash and cash equivalents consist of:		
Cash and bank balances	**177,007**	197,194
Deposits with licensed banks	**611,480**	316,394
Fixed income trust funds	**503,994**	646,117
Bank overdrafts	**(17,804)**	(26,743)
Cash and cash equivalents	**1,274,677**	1,132,962
Currency translation differences on opening balances	**-**	8,402
Cash and cash equivalents as restated	**1,274,677**	1,141,364

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2009

	2009 RM'000	2008 RM'000
B. Analysis of acquisition of subsidiaries		
The fair values of assets and liabilities of subsidiaries acquired were as follows:		
Property, plant and equipment	**51,395**	246,827
Prepaid lease payments	**9,404**	110,279
Biological assets	**82,530**	171,030
Intangible assets	**-**	5
Other investments	**-**	356
Goodwill on consolidation	**-**	11,636
Net current assets/(liabilities)	**77,818**	(23,746)
Borrowings	**(14,194)**	-
Deferred tax liabilities	**(21,780)**	(50,205)
Provision for retirement benefits	**-**	(1,766)
Minority interests	**-**	(3,068)
Net identifiable assets and liabilities	**185,173**	461,348
Minority interests	**(65,631)**	(222,434)
Revaluation reserve relating to previously held interest	**(31,362)**	-
	88,180	238,914
Goodwill on acquisition	**28,902**	631
Reserve on consolidation	**-**	(5,508)
Total purchase price	**117,082**	234,037
Transfer from associate	**(50,574)**	-
Purchase price paid in previous year	**-**	(51,115)
Purchase price satisfied by cash	**66,508**	182,922
Less: Cash and cash equivalents of subsidiaries acquired	**(85,036)**	(55,711)
Cash (inflow)/outflow on acquisition of subsidiaries	**(18,528)**	127,211
C. Analysis of disposal of subsidiaries		
The assets and liabilities of subsidiaries disposed were as follows:		
Property, plant and equipment	**80**	77,776
Prepaid lease payments	**-**	6,061
Net current (liabilities)/assets	**(804)**	178,357
Goodwill on consolidation	**-**	3,442
Borrowings	**-**	(127,900)
Deferred tax liabilities	**-**	(6,743)
Investment in associates	**-**	(52,397)
	(724)	78,596
Surplus on sale of shares in subsidiaries	**9,912**	86,539
Total sale consideration	**9,188**	165,135
Less: Cash and cash equivalents of subsidiaries disposed	**(330)**	(4,320)
Cash inflow on disposal of subsidiaries	**8,858**	160,815

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT OF THE COMPANY

FOR THE YEAR ENDED 30 SEPTEMBER 2009

	2009 RM'000	2008 RM'000
Cash flows from operating activities		
Profit before taxation	**738,118**	369,646
Adjustments for:		
Depreciation of property, plant and equipment	**17,690**	16,306
Amortisation of prepaid lease payments	**388**	388
Property, plant and equipment written off	**13**	26
Gain on disposal of property, plant and equipment	**(116)**	(309)
Advances to subsidiary written off	**17,397**	-
Surplus arising from government acquisition of land	**(2,835)**	(2,313)
Surplus on sale of shares in a subsidiary	**(9,930)**	-
Surplus on sale of shares in an associate	**-**	(5,379)
Gain on capital reduction by a subsidiary	**-**	(8,415)
Impairment in value of investment in a subsidiary	**3,661**	54,300
Distribution by a liquidated investee company	**(15)**	(54)
Distribution by a liquidated subsidiary	**-**	(43,053)
Retirement benefits provision	**1,208**	3,451
Realised foreign exchange loss	**4,464**	4,720
Unrealised foreign exchange translation loss	**4,306**	1,713
Finance costs	**39,905**	30,074
Dividend income	**(437,038)**	(71,912)
Interest income	**(24,059)**	(10,899)
Operating profit before working capital changes	**353,157**	338,290
Working capital changes:		
Inventories	**42,476**	(49,278)
Trade and other receivables	**(16,686)**	27,044
Trade and other payables	**(17,885)**	689
Cash generated from operations	**361,062**	316,745
Interest paid	**(40,035)**	(25,315)
Tax paid	**(55,675)**	(38,513)
Retirement benefits paid	**(1,958)**	(2,287)
Net cash generated from operating activities	**263,394**	250,630
Cash flows from investing activities		
Purchase of property, plant and equipment	**(21,859)**	(20,886)
Property, plant and equipment transferred (from)/to subsidiaries	**(531)**	19
Purchase of shares in subsidiaries	**-**	(40,127)
Subscription of shares in subsidiaries	**(467,690)**	(207,664)
Subscription of shares in an associate	**(1,500)**	-
Capital repayment by a subsidiary	**-**	11,439
Proceeds from sales of property, plant and equipment	**121**	593
Compensation from government on land acquired	**21,193**	2,799
Proceeds from sale of shares in an associate	**-**	6,000
Proceeds from sale of shares in a subsidiary	**12,930**	-
Proceeds from distribution by a liquidated investee company	**15**	54
Redemption of redeemable preference shares by a subsidiary	**67,134**	39,768
Loan repayment from subsidiaries	**168,590**	380,331
Dividend received from subsidiaries	**429,472**	35,346
Dividend received from associates	**1,619**	1,938
Dividend received from investments	**14,630**	24,415
Interest received	**22,843**	10,817
Net cash generated from investing activities	**246,967**	244,842

CASH FLOW STATEMENT OF THE COMPANY

FOR THE YEAR ENDED 30 SEPTEMBER 2009

	2009 RM'000	2008 RM'000
Cash flows from financing activities		
Term loan received	**455,900**	-
Issue of Islamic medium term notes	**-**	200,000
Drawdown of short term borrowings	**-**	340,900
Repayment of short term borrowings	**(235,900)**	(105,000)
Dividends paid to shareholders of the Company	**(572,419)**	(433,441)
Net cash (used in)/generated from financing activities	**(352,419)**	2,459
Net increase in cash and cash equivalents	**157,942**	497,931
Cash and cash equivalents at beginning of year	**605,029**	107,098
Cash and cash equivalents at end of year (Note A)	**762,971**	605,029

Note on the cash flow statement

A. Cash and cash equivalents

Cash and cash equivalents consist of:

	2009 RM'000	2008 RM'000
Cash and bank balances	**4,582**	4,830
Deposits with licensed banks	**370,780**	31,540
Fixed income trust funds	**387,609**	568,659
	762,971	605,029

The accompanying notes form an integral part of the financial statements.

NOTES ON THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia and is listed on the Main Board of the Bursa Malaysia Securities Berhad. The registered office and principal place of business is located at Wisma Taiko, 1, Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan.

The consolidated financial statements as at and for the year ended 30 September 2009 comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates. The financial statements of the Company as at and for the year ended 30 September 2009 do not include other entities.

The Company is principally engaged in the business of producing and processing palm products and natural rubber on its plantations while the principal activities of the other Group entities are shown in Note 39.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The financial statements of the Group and of the Company have been prepared in accordance with Financial Reporting Standards ("FRSs"), accounting principles generally accepted and the Companies Act, 1965 in Malaysia. These financial statements also comply with the applicable disclosure provisions of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The Group and the Company have not applied the following accounting standards, amendments and interpretations that have been issued by the Malaysian Accounting Standards Board ("MASB") but are not yet effective:

FRSs/Interpretations	**Effective Date**
Amendments to FRS 1, *First-time Adoption of Financial Reporting Standards* and FRS 127, *Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*	1 January 2010
Amendments to FRS 2, *Share-based Payment: Vesting Conditions and Cancellations*	1 January 2010
FRS 4, *Insurance Contracts*	1 January 2010
FRS 7, *Financial Instruments: Disclosures*	1 January 2010
FRS 8, *Operating Segments*	1 July 2009
FRS 101, *Presentation of Financial Statements*	1 January 2010
FRS 123, *Borrowing Costs*	1 January 2010
Amendments to FRS 132, *Financial Instruments: Presentation*	1 January 2010
FRS 139, *Financial Instruments: Recognition and Measurement*	1 January 2010
Amendments to FRS 139, *Financial Instruments: Recognition and Measurement,* FRS 7, *Financial Instruments: Disclosures* and IC Interpretation 9, *Reassessment of Embedded Derivatives Improvements to FRSs 2009*	1 January 2010
Improvements to FRSs 2009	1 January 2010
IC Interpretation 10, *Interim Financial Reporting and Impairment*	1 January 2010
IC Interpretation 11, FRS 2 – *Group and Treasury Share Transactions*	1 January 2010
IC Interpretation 13, *Customer Loyalty Programmes*	1 January 2010
IC Interpretation 14, FRS 119 – *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction*	1 January 2010

Amendments to FRS 2, FRS 4, Amendments to FRS 132 and IC Interpretations 11, 13 and 14 are not applicable to the Group and the Company. Hence, no further disclosure is warranted.

The Group plans to apply FRS 8 from the annual period beginning 1 October 2009. The Group and the Company plan to apply the rest of the abovementioned standards, amendments and interpretations from the annual period beginning 1 October 2010.

NOTES ON THE FINANCIAL STATEMENTS

The impact of applying FRS 7 and FRS 139 on the financial statements upon first adoption as required by paragraph 30(b) of FRS 108, *Accounting Policies, Changes in Accounting Estimates and Errors* is not disclosed by virtue of the exemptions given in the respective FRSs. The initial application of the other standards, amendments and interpretations is not expected to have any material impact on the financial statements or any material change in accounting policy.

(a) **FRS 8, *Operating Segments***
FRS 8 will become effective for financial statements of the Group for the year ending 30 September 2010. FRS 8, which replaces FRS 114_{2004}, *Segment Reporting*, requires identification and reporting of operating segments based on internal reports that are regularly reviewed by the chief operating decision maker of the Group in order to allocate resources to the segment and to assess its performance. Currently, the Group presents segment information in respect of their business and geographical segments. Under FRS 8, the Group will present segment information in respect of its operating segments based on the existing management accounts which comprise of the same operating segments as presented currently.

(b) **IC Interpretation 10, *Interim Financial Reporting and Impairment***
IC Interpretation 10 will become effective for the financial statements of the Group for the financial year ending 30 September 2011. IC Interpretation 10 prohibits the reversal of an impairment loss that has been recognised in an interim period during a financial year in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. In accordance with the transitional provisions, the Group will apply IC Interpretation 10 to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date the Group first applied the measurement criteria of FRS 136, *Impairment of Assets* and FRS 139, *Financial Instruments: Recognition and Measurement* respectively. The application of this interpretation is not expected to have any significant impact on the Group's financial statements.

(c) **FRS101, *Presentation of Financial Statements***
FRS 101 will become effective for the Group's financial statements for the year ending 30 September 2011. The standard requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. In addition, a statement of financial position is required at the beginning of the earliest comparative period following a change in accounting policy, the correction of an error or the reclassification of items in the financial statements. FRS 101 does not have any impact on the Group's financial position or results.

(d) **Amendments to FRS 139, *Financial Instruments: Recognition and Measurement*, FRS 7, *Financial Instruments: Disclosures* and IC Interpretation 9, *Reassessment of Embedded Derivatives***
The amendments to FRS 139 on eligible hedged items will become effective for the Group's financial statements for the year ending 30 September 2011. The amendments clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in two particular situations: (i) the designation of a one-sided risk in a hedged item; and (ii) the designation of inflation in particular situations. The application of these amendments is not expected to have any significant impact on the Group's financial statements.

(e) ***Improvements to FRSs 2009***
Improvements to FRSs 2009 will become effective for the Group's financial statements for the year ending 30 September 2011 for amendments relating to 22 FRSs. Improvements to FRSs 2009 contain amendments to numerous accounting standards that result in accounting changes for presentation, recognition or measurement and disclosure purposes. The Group is in the process of assessing the impact of these amendments.

2.2 Basis of measurement

The financial statements have been prepared under the historical cost convention except as disclosed in the notes on financial statements.

2.3 Functional and presentation currency

These financial statements are presented in Ringgit Malaysia, which is the Group's and Company's functional currency. All financial information presented in Ringgit Malaysia has been rounded to the nearest thousand, unless otherwise stated.

2.4 Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than those disclosed in the following notes:

- Note 13 - Valuation of investment properties
- Note 12 and Note 17 to 21 - Measurement of the recoverable amounts of cash-generating units
- Note 22 - Recognition of unutilised tax losses and capital allowances
- Note 31 and 38 - Provision for retirement benefits and contingencies

3. SIGNIFICANT ACCOUNTING POLICIES

Summarised below are the significant accounting policies of the Group and of the Company. The accounting policies adopted are consistent with those adopted in previous years, unless otherwise stated.

3.1 Basis of consolidation

(a) Subsidiaries

Subsidiaries are entities, including unincorporated entities, controlled by the Group. Control exists when the Group has the ability to exercise its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

Subsidiaries are consolidated using the purchase method of accounting. Under the purchase method of accounting, the results of subsidiaries acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

Intragroup transactions and balances and the resulting unrealised profits are eliminated in full on consolidation. Unrealised losses resulting from intragroup transactions are also eliminated unless cost cannot be recovered.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses, unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

Minority interests at the balance sheet date, being the portion of the net identifiable assets/net assets (excluding goodwill) of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority shareholders exceed the minority interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority shareholders, are charged against the Group's interest except to the extent that the minority shareholders have a binding obligation to, and are able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority shareholders' share of losses previously absorbed by the Group has been recovered.

Where a subsidiary issues new equity shares to minority interests for cash consideration and the issue price has been established at fair value, the reduction in the Group's interests in the subsidiary is accounted for as a disposal of equity interest with the corresponding gain or loss recognised in the income statements.

NOTES ON THE FINANCIAL STATEMENTS

When the Group purchases a subsidiary's equity shares from minority interests for cash consideration and the purchase price has been established at fair value, the accretion of the Group's interests in the subsidiary is accounted for as a purchase of equity interest for which the purchase method of accounting is applied.

The Group treats all other changes in group composition as equity transactions between the Group and its minority shareholders. Any difference between the Group's share of net assets before and after the change, and any consideration received or paid, is adjusted to or against Group reserves.

(b) Goodwill

Goodwill arises on business combinations and is measured at cost less any accumulated impairment losses.

For acquisitions prior to the adoption of FRS 3, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair values of the net identifiable assets and liabilities.

With the adoption of FRS 3, goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilites and contingent liabilities over the cost of acquisition is recognised immediately in income statement.

Goodwill is tested for impairment at least annually or more frequently when there is objective evidence of impairment.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment. The entire carrying amount of the investment is tested for impairment when there is objective evidence of impairment.

(c) Associates

Associates are entities, including unincorporated entities, in which the Group has significant influence, but not control, over the financial and operating policies.

Associates are accounted for in the consolidated financial statements using the equity method unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The consolidated financial statements include the Group's share of the profit or loss of the equity accounted associates, after adjustments, if any, to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group's share of post-acquisition results and reserves of associates is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies. Uniform accounting policies are adopted for like transactions and events in similar circumstances.

When the Group's share of losses exceeds its interest in an equity accounted associate, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

In the Company's separate financial statements, investments in associates are stated at cost less impairment losses, if any.

Unrealised profits arising on transactions between the Group and its associates which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associates. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

3.2 Foreign currency

(a) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company and the subsidiaries at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the exchange rates at balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to the functional currency at exchange rates ruling on the transaction dates. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign currency differences arising on translation are recognised in the income statement.

(b) Operations denominated in functional currencies other than Ringgit Malaysia
The assets and liabilities of operations in functional currencies other than Ringgit Malaysia, including goodwill and fair value adjustments arising on acquisition, are translated into Ringgit Malaysia at the exchange rates at balance sheet date except for goodwill and fair value adjustments arising from business combinations before 1 January 2006 which are reported using the exchange rates at the dates of acquisitions. The income and expenses of the foreign operations are translated to Ringgit Malaysia at the average exchange rates for the year. All resulting exchange differences are recognised in the Exchange Fluctuation Reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences in the Exchange Fluctuation Reserve are recognised in the consolidated income statement as part of the gain or loss on disposal.

(c) Net investment in a foreign operation
Exchange differences arising from a monetary item that in substance forms part of the Company's net investment in a foreign operation are recognised in the income statement of the Company or the individual financial statements of the foreign operation, as appropriate.

Such exchange differences are reclassified to Exchange Fluctuation Reserve in the consolidated financial statements. On disposal of the foreign operation, the cumulative amount of the exchange differences relating to the foreign operation is recognised in the consolidated income statement when the gain or loss on disposal is recognised.

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

			2009	2008
Pound Sterling	GBP	1 to	**RM5.5520**	RM6.2760
United States Dollar	USD	1 to	**RM3.4870**	RM3.4532
Australian Dollar	AUD	1 to	**RM3.0438**	RM2.8353
Hong Kong Dollar	HKD	1 to	**RM0.4499**	RM0.4445
Chinese Renminbi	Rmb	1 to	**RM0.5115**	RM0.5052
Indonesian Rupiah	Rp	100 to	**RM0.0359**	RM0.0364
Philippines Peso	PHP	1 to	**RM0.0734**	RM0.0739
Singapore Dollar	SGD	1 to	**RM2.4590**	RM2.4146
Euro	Euro	1 to	**RM5.0881**	RM4.9894
Swiss Franc	CHF	1 to	**RM3.3680**	RM3.1486
Canadian Dollar	CAD	1 to	**RM3.2120**	RM3.3275

3.3 Property, plant and equipment
Items of property, plant and equipment are stated at cost/valuation less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of those parts that are replaced is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as incurred.

When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of property, plant and equipment recognised as a result of a business combination is based on fair value at acquisition date. The fair value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

NOTES ON THE FINANCIAL STATEMENTS

The fair value of other items of plant and equipment is based on the quoted market prices for similar items.

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. Property, plant and equipment under construction are not depreciated until the assets are ready for their intended use.

The principal depreciation rates are as follows:

Palm oil mill machinery	- 10% per annum
Plant and machinery	- 4% to 33⅓% per annum
Motor vehicles	- 10% to 33% per annum
Furniture, fittings and equipment	- 5% to 33⅓% per annum
Buildings, factories and mills	- 2% to 20% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5% to 10% per annum

The depreciable amount is determined after deducting the residual value.

Depreciation methods, useful lives and residual values are reassessed at the balance sheet date.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "other income" or "other operating expenses" respectively in the income statements. When revalued assets are sold, the amounts included in the revaluation surplus reserve are transferred to retained earnings.

3.4 Leases

(a) Operating lease

Leases are classified as operating leases where the Group does not assume substantially all the risks and rewards of the ownership and the leased assets are not recognised on the Group's balance sheet.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

(b) Prepaid lease payments

Leasehold land that normally has an indefinite economic life and title is not expected to pass to the lessee by the end of the lease term is treated as an operating lease. The payments made on entering into or acquiring a leasehold land, except for leasehold land classified as investment property, are accounted as prepaid lease payments that are amortised over the lease term in accordance with the pattern of benefits provided.

3.5 Investment properties

Investment properties are properties which are owned to earn rental income or for capital appreciation or for both. These include land (other than leasehold land) held for currently undetermined future use. Properties that are occupied by the companies in the Group are accounted for as owner-occupied rather than as investment properties. Investment properties are stated at cost less accumulated depreciation and impairment losses, consistent with the accounting policy for property, plant and equipment as stated in accounting policy Note 3.3.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of 40 to 50 years for buildings. Freehold land is not depreciated.

Investment properties are derecognised when either they have been disposed of or when they are permanently withdrawn from use and no future economic benefits are expected from the disposals. Any gains or losses on the retirement or disposal of an investment property are recognised in income statement in the period in which they arise.

The Directors estimate the fair values of the Group's investment properties without involvement of independent valuers. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction wherein the parties had each acted knowledgeably, prudently and without compulsion.

3.6 Biological assets

(a) Plantation development expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised as plantation development expenditure under biological assets and is not amortised other than those short land leases held in Indonesia where the biological assets are amortised over the life of the lease.

(b) Growing crops and livestock

Growing crops are measured at the lower of cost and net realisable value. Cost includes cost of seed, fertiliser and sprays.

Livestock (sheep) is measured at net realisable value.

3.7 Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

3.8 Capitalisation of borrowing costs

Borrowing costs, net of any investment income on the temporary investment of the specific borrowings, incurred on capital work-in-progress are capitalised. Exchange differences arising from foreign currency borrowings, to the extent they are regarded as an adjustment to interest costs, are also capitalised. Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use.

3.9 Property development

(a) Land held for property development

Land held for property development consists of land or such portions thereof on which no development activities have been carried out or where development activities are not expected to be completed within the Group's normal operating cycle of 2 to 3 years. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Land held for property development is reclassified as property development costs at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the Group's normal operating cycle of 2 to 3 years.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by FRS 201 *Property Development Activities*.

(b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs not recognised as expenses are recognised as assets and are stated at the lower of cost and net realisable value.

The excess of revenue recognised in the income statement over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in the income statement is shown as progress billings under trade payables.

3.10 Investments in equity securities

Other investments are recognised initially at purchase price plus attributable transaction cost.

Subsequent to initial recognition, other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value. Cost is determined on the weighted average basis while market value is determined based on quoted market values.

Where in the opinion of the Directors, there is a decline other than temporary in value of non-current equity securities other than investment in subsidiaries and associates, the impairment in value is recognised as an expense in the financial year in which the decline is identified.

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

NOTES ON THE FINANCIAL STATEMENTS

3.11 Intangible assets

These assets relate to patent and trade marks which are stated at cost less accumulated amortisation and accumulated impairment losses, if any. These are amortised over the expected useful lives of the assets. The Directors consider a period of 5 years for the patent and 20 years for the trade marks to be their expected economic useful lives.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

3.12 Assets held for sale

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with the Group's accounting policies. Thereafter generally the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, and investment properties, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in the income statements. Gains are not recognised in excess of any cumulative impairment loss.

3.13 Inventories

Inventories of produce are measured at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

Inventories of completed development properties are stated at the lower of cost and net realisable value. Cost is determined on a specific identification basis and includes land, all direct building costs and other related development costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3.14 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions and fixed income trust funds which have an insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

3.15 Receivables

Receivables are initially recognised at their cost when the contractual right to receive cash or another financial asset from another entity is established.

Subsequent to initial recognition, receivables are stated at cost less allowance for doubtful debts.

Receivables are not held for the purpose of trading.

3.16 Impairment of assets

The carrying amount of assets, other than inventories, biological assets, deferred tax assets and financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less cost to sell. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit"). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount unless the asset is carried at a revalued amount, in which case the impairment loss is recognised directly against any revaluation surplus for the asset to the extent that the impairment loss does not exceed the amount in the revaluation surplus for that same asset. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (groups of units) on a *pro rata* basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised unless it reverses an impairment loss on a revalued asset, in which case it is credited directly to revaluation surplus. Where an impairment loss on the same revalued asset was previously recognised in the income statement, a reversal of that impairment loss is also recognised in the income statements.

3.17 Payables

Borrowings, trade and other payables are stated at cost. These are recognised when there is contractual obligation to deliver cash or another financial asset to another entity.

3.18 Tax expense

Tax expense comprises current and deferred tax. Tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit (tax loss). Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences.

Deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

3.19 Employee benefits

(a) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. Once the contributions have been paid, the Group has no further payment obligations.

(b) Unfunded defined benefit plan

The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service to-date and the rates set out in the said agreements.

The present value of these unfunded defined benefit obligations as required by FRS 119 *Employee Benefits* has not been used in arriving at the provision, as the amount involved is insignificant to the Group and the Company. Accordingly, no further disclosure as required by the standard is made.

NOTES ON THE FINANCIAL STATEMENTS

Subsidiaries in Indonesia provide for retirement benefits for eligible employees on unfunded defined benefit basis in accordance with the Labour Law in Indonesia. Full provision has been made using the "Projected Unit Credit" actuarial method for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service and the rates in accordance with the local labour law.

(c) Funded defined benefit plan

A foreign subsidiary in England operates a defined benefit pension scheme for employees. The assets of the scheme are held separately from those of the subsidiary.

The interest cost and the expected return on assets are shown as a net amount in the income statement as other finance costs or income. Actuarial gains and losses are recognised immediately in the statement of changes in equity.

Pension scheme assets are valued at fair value at the balance sheet date. Fair value is based on market price information and in the case of quoted securities is the published bid price. Pension scheme liabilities are measured on an actuarial basis using the projected unit method and are discounted to their present value using a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. Pension scheme deficits are recognised in full on the balance sheet, net of related deferred tax.

(d) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the income statement in the period in which the associated services are rendered by the employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

3.20 Repurchase of share capital

When share capital is repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity.

3.21 Derivative financial instruments

The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities. These instruments are not recognised in the financial statements.

Derivative financial instruments used for hedging purposes are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

3.22 Contingent liabilities

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contracts as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

3.23 Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3.24 Revenue recognition

Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of discounts and returns. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, it is probable that the economic benefits associated with the transaction will flow to the Group, and there is no continuing management involvement with the goods.

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of performance of services at the balance sheet date.

Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to-date that reflect work performed bear to the estimated total property development costs. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

Dividend income from subsidiaries, associates and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

In the case of the Group, revenue comprises sales to third parties only.

3.25 Research and development expenditure

All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

3.26 Finance costs

All interest and other costs incurred in connection with borrowings, other than that capitalised in accordance with Note 3.8, are expensed as incurred.

3.27 Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

4. REVENUE

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Sale of goods				
Palm products	**3,212,982**	3,564,120	**717,278**	777,180
Rubber	**163,893**	236,150	**137,475**	181,461
Manufacturing	**2,585,788**	3,222,971	**-**	-
Retailing	**605,180**	703,504	**-**	-
Property development	**30,804**	42,164	**-**	-
Others	**19,306**	18,222	**1,401**	2,049
	6,617,953	7,787,131	**856,154**	960,690
Rendering of services	**2,397**	2,603	**-**	-
Interest income	**25,159**	32,370	**24,059**	10,899
Dividend income (Note 8)	**12,799**	33,321	**437,038**	71,912
	6,658,308	7,855,425	**1,317,251**	1,043,501

5. OPERATING PROFIT

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Operating profit is arrived at after charging and (crediting) the following:				
Auditors' remuneration				
- Company auditors				
current year	**601**	583	**120**	120
under-provision in prior year	**4**	1	**-**	-
non-audit work	**6**	500	**6**	6
- other auditors				
current year	**2,237**	2,488	**-**	-
under-provision in prior year	**50**	229	**-**	-
non-audit work	**104**	111	**-**	-
Hire of plant and machinery	**19,524**	12,705	**-**	-
Rent on land and buildings	**6,825**	5,460	**808**	817

NOTES ON THE FINANCIAL STATEMENTS

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Operating lease rentals				
- land and buildings	**109,505**	129,511	**-**	-
- plant and machinery	**1,863**	2,275	**-**	-
Amortisation of prepaid lease payments (Note 14)	**6,883**	5,903	**388**	388
Amortisation of biological assets (Note 15)	**14,029**	12,481	**-**	-
Amortisation of intangible assets (Note 18)	**3,978**	4,271	**-**	-
Depreciation of property, plant and equipment (Note 12)	**180,570**	181,861	**17,690**	16,306
Depreciation of investment properties (Note 13)	**51**	51	**-**	-
Impairment				
- property, plant and equipment (Note 12)	**37,609**	40,764	**-**	-
- goodwill (Note 17)	**-**	32,876	**-**	-
- intangible assets (Note 18)	**1,985**	3,169	**-**	-
Impairment in value of investment in a subsidiary (Note 19)	**-**	-	**3,661**	54,300
Impairment in value of investment in an associate (Note 20)	**13,551**	13,390	**-**	-
Impairment in value of investment (Note 21)	**9,600**	100,800	**-**	-
Replanting expenditure	**56,783**	43,666	**26,090**	21,409
Intangible assets written off (Note 18)	**21**	-	**-**	-
Property, plant and equipment written off	**2,446**	3,734	**13**	26
Allowance for doubtful debts	**868**	2,024	**-**	-
Personnel expenses (excluding key management personnel)				
- salary	**600,600**	599,527	**116,738**	126,721
- employer's statutory contributions	**46,893**	42,153	**5,061**	5,047
- defined contribution plans	**2,808**	3,479	**-**	-
Research and development expenditure	**12,088**	10,451	**5,435**	4,925
Retirement benefits provision/(written back)	**4,405**	(1,309)	**1,208**	3,451
Write down of inventories	**87,668**	67,664	**2,351**	8,877
Write back of inventories	**(3,452)**	-	**-**	-
Advances to subsidiary written off	**-**	-	**17,397**	-
Direct operating expenses of investment properties				
- did not generate rental income	**7**	7	**-**	-
- generated rental income	**74**	90	**-**	-
Loss/(Gain) on disposal of property, plant and equipment	**5,713**	(7,797)	**(116)**	(309)
Surplus arising from government acquisition of land	**(5,470)**	(2,423)	**(2,835)**	(2,313)
Surplus on sale of investments	**(8,185)**	(34,093)	**-**	-
Surplus on sale of subsidiaries	**(9,912)**	(86,539)	**-**	-
Surplus on sale of shares in a subsidiary	**(5,306)**	-	**(9,930)**	-
Surplus on sale of shares in an associate	**-**	(3,904)	**-**	(5,379)
Net loss/(gain) in foreign exchange	**67,103**	(18,464)	**6,977**	5,185
Rental income from land and buildings	**(688)**	(562)	**(245)**	(243)
Rental income from investment properties	**(284)**	(278)	**-**	-
Gain on redemption of fixed income trust funds	**(1,712)**	(706)	**(1,533)**	(698)
Gain on capital reduction by a subsidiary	**-**	-	**-**	(8,415)
Distribution by a liquidated investee company	**(15)**	(54)	**(15)**	(54)
Distribution by a liquidated subsidiary	**-**	-	**-**	(43,053)

6. FINANCE COSTS

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Term loan interest	**29,785**	26,244	**13,476**	7,136
Islamic medium term notes profit	**20,400**	19,689	**20,400**	19,689
Overdraft and other interest	**18,584**	18,267	**6,029**	3,249
	68,769	64,200	**39,905**	30,074

NOTES ON THE FINANCIAL STATEMENTS

7. KEY MANAGEMENT PERSONNEL COMPENSATION

The key management personnel compensation is as follows:

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Short term benefits				
Directors' remuneration				
Fees provided	**1,044**	932	**926**	849
Other emoluments	**4,349**	3,532	**4,307**	3,510
Benefits-in-kind	**141**	110	**141**	110
	5,534	4,574	**5,374**	4,469

Key management personnel comprises Directors of the Group entities, who have authority and responsibility for planning, directing and controlling the activities of the Group entities either directly or indirectly.

8. DIVIDEND INCOME

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Gross dividends from other investments				
Shares quoted in Malaysia	**1,584**	4,895	**-**	-
Shares quoted outside Malaysia	**-**	18,858	**-**	17,460
Unquoted shares	**1,902**	1,039	**1,883**	942
Fixed income trust funds	**9,313**	8,529	**7,619**	7,449
Gross dividends from unquoted subsidiaries	**-**	-	**425,737**	43,908
Gross dividends from unquoted associates	**-**	-	**1,799**	2,153
	12,799	33,321	**437,038**	71,912

9. TAX EXPENSE

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Components of tax expense				
Current tax expense				
Malaysian taxation	**164,568**	252,684	**59,100**	62,300
Overseas taxation	**75,579**	118,154	**272**	2,059
	240,147	370,838	**59,372**	64,359
Deferred tax				
Relating to origination and reversal of temporary differences	**4,428**	(3,072)	**1,430**	(1,750)
Relating to changes in tax rates	**901**	(10,916)	**-**	(164)
	5,329	(13,988)	**1,430**	(1,914)
	245,476	356,850	**60,802**	62,445
Over-provision in respect of previous years				
Malaysian taxation	**(684)**	(67)	**-**	-
Overseas taxation	**(41)**	(807)	**-**	-
	(725)	(874)	**-**	-
	244,751	355,976	**60,802**	62,445

NOTES ON THE FINANCIAL STATEMENTS

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Reconciliation of effective tax expense				
Profit before taxation	**887,362**	1,445,481	**738,118**	369,646
Taxation at Malaysian income tax rate of 25% (2008: 26%)	**221,841**	375,825	**184,530**	96,108
Effect of different tax rates in foreign jurisdictions	**(410)**	2,304	**(408)**	(3,295)
Effect of lower tax rate for certain subsidiaries*	**-**	(948)	**-**	-
Expenses not deductible for tax purposes	**37,209**	56,308	**11,144**	19,957
Tax exempt income	**(9,768)**	(47,757)	**(111,360)**	(25,228)
Tax incentives	**(26,543)**	(30,136)	**(23,104)**	(24,933)
Deferred tax assets not recognised during the year	**36,088**	32,350	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(3,870)**	(6,107)	**-**	-
Effect of changes in tax rates on deferred tax	**901**	(10,916)	**-**	(164)
Tax effect on associates' results	**(8,639)**	(10,980)	**-**	-
Recognition of deferred tax assets not taken up previously	**(80)**	(8,263)	**-**	-
Over-provision in respect of previous years	**(725)**	(874)	**-**	-
Others	**(1,253)**	5,170	**-**	-
Tax expense	**244,751**	355,976	**60,802**	62,445

* With effect from year of assessment 2004, companies with paid-up capital of RM2.5 million and below at the beginning of the basis period for a year of assessment are subject to corporate tax at 20% on chargeable income up to RM500,000. From year of assessment 2009 onwards, this preferential tax rate is no longer applicable to companies with more than 50% of their paid-up capital owned by another company with paid-up capital of more than RM2.5 million. The corporate tax rate is 25% for year of assessment 2009.

The Company has elected for single tier company income tax system during the year. Hence, the Company will be able to distribute dividends out of its entire distributable reserves under the single tier company income tax system.

10. EARNINGS PER SHARE

The earnings per share is calculated by dividing the profit for the year attributable to equity holders of the Company of RM612,500,000 (2008: RM1,040,653,000) for the Group and RM677,316,000 (2008: RM307,201,000) for the Company by the weighted average number of 1,064,965,692 (2008: 1,064,965,692) shares of the Company in issue during the year.

11. DIVIDENDS

	Group and Company	
	2009	2008
	RM'000	RM'000
Dividend paid		
Interim 10 sen per share single tier (2008: 15 sen gross per share less 26% income tax)	**106,497**	118,211
Dividend proposed		
Final 30 sen per share single tier	**319,489**	-
(2008: 45 sen gross per share less 25% income tax;	**-**	359,425
and 10 sen per share tax exempt)	**-**	106,497
	319,489	465,922
	425,986	584,133

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2008: 1,064,965,692).

The proposed final dividend has not been accounted for in the financial statements which is in compliance with FRS 110 *Events After Balance Sheet Date*.

NOTES ON THE FINANCIAL STATEMENTS

12. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost/Valuation							
At 1 October 2007	355,710	751,153	1,678,914	180,042	185,203	111,593	3,262,615
Reclassification	-	(8,145)	105,795	(428)	(870)	(96,352)	-
Additions	22	30,476	76,299	30,591	20,038	166,629	324,055
Acquisitions through business combinations	194,768	14,035	32,868	3,852	402	902	246,827
Disposal of a subsidiary	-	(22,095)	(126,026)	(3,173)	(9,458)	-	(160,752)
Disposal	(1,976)	(16,924)	(21,976)	(4,608)	(658)	-	(46,142)
Written off	-	(3,121)	(2,350)	(3,076)	(2,308)	(3,626)	(14,481)
Currency translation differences	6,541	348	20,127	(1,133)	2,486	(815)	27,554
At 30 September 2008	**555,065**	**745,727**	**1,763,651**	**202,067**	**194,835**	**178,331**	**3,639,676**
Reclassification	**-**	**17,078**	**83,918**	**3,077**	**2,200**	**(106,273)**	**-**
Additions	**-**	**19,076**	**56,883**	**25,519**	**12,088**	**206,185**	**319,751**
Acquisitions through business combinations	**-**	**7,633**	**40,203**	**3,078**	**431**	**50**	**51,395**
Disposal of a subsidiary	**-**	**(872)**	**(133)**	**(10)**	**-**	**-**	**(1,015)**
Transfer to land held for property development	**(462)**	**-**	**-**	**-**	**-**	**-**	**(462)**
Transfer to assets held for sale	**(28,000)**	**-**	**-**	**-**	**-**	**-**	**(28,000)**
Disposal	**(128)**	**(24,510)**	**(20,669)**	**(3,085)**	**(2,458)**	**-**	**(50,850)**
Written off	**-**	**(328)**	**(14,537)**	**(1,795)**	**(1,158)**	**-**	**(17,818)**
Currency translation differences	**4,472**	**(3,721)**	**7,057**	**342**	**1,499**	**(335)**	**9,314**
At 30 September 2009	**530,947**	**760,083**	**1,916,373**	**229,193**	**207,437**	**277,958**	**3,921,991**
Accumulated depreciation and impairment losses							
At 1 October 2007							
Accumulated depreciation	-	290,382	643,319	132,102	67,676	-	1,133,479
Accumulated impairment losses	-	22,624	13,133	-	171	-	35,928
	-	313,006	656,452	132,102	67,847	-	1,169,407
Reclassification	-	(592)	585	(868)	875	-	-
Depreciation charge	-	35,548	108,616	22,824	18,230	-	185,218
Impairment losses	-	2,306	28,441	-	10,017	-	40,764
Disposal of a subsidiary	-	(8,337)	(66,349)	(2,103)	(6,187)	-	(82,976)
Disposal	-	(10,434)	(19,693)	(3,697)	(312)	-	(34,136)
Written off	-	(3,108)	(2,268)	(3,076)	(2,295)	-	(10,747)
Currency translation differences	-	(528)	572	(639)	723	-	128
At 30 September 2008							
Accumulated depreciation	**-**	**301,858**	**669,173**	**144,543**	**78,387**	**-**	**1,193,961**
Accumulated impairment losses	**-**	**26,003**	**37,183**	**-**	**10,511**	**-**	**73,697**
	-	**327,861**	**706,356**	**144,543**	**88,898**	**-**	**1,267,658**
Reclassification	**-**	**(164)**	**(9,208)**	**(1)**	**9,373**	**-**	**-**
Depreciation charge	**-**	**35,000**	**109,074**	**23,890**	**18,659**	**-**	**186,623**
Impairment losses	**-**	**8,246**	**19,983**	**-**	**6,157**	**3,223**	**37,609**
Disposal of a subsidiary	**-**	**(809)**	**(115)**	**(11)**	**-**	**-**	**(935)**
Disposal	**-**	**(21,324)**	**(17,903)**	**(2,620)**	**(1,215)**	**-**	**(43,062)**
Written off	**-**	**(288)**	**(12,236)**	**(1,773)**	**(1,075)**	**-**	**(15,372)**
Currency translation differences	**-**	**(2,646)**	**2,103**	**1,187**	**970**	**56**	**1,670**
At 30 September 2009							
Accumulated depreciation	**-**	**311,444**	**750,892**	**165,215**	**95,582**	**-**	**1,323,133**
Accumulated impairment losses	**-**	**34,432**	**47,162**	**-**	**26,185**	**3,279**	**111,058**
	-	**345,876**	**798,054**	**165,215**	**121,767**	**3,279**	**1,434,191**

NOTES ON THE FINANCIAL STATEMENTS

Group	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Carrying amounts							
At 1 October 2007	355,710	438,147	1,022,462	47,940	117,356	111,593	2,093,208
At 30 September 2008	555,065	417,866	1,057,295	57,524	105,937	178,331	2,372,018
At 30 September 2009	**530,947**	**414,207**	**1,118,319**	**63,978**	**85,670**	**274,679**	**2,487,800**
Property, plant and equipment are included at cost or valuation as follows:							
At 30 September 2008							
Cost	472,095	745,645	1,763,651	202,067	194,830	178,331	3,556,619
Valuation	82,970	82	-	-	5	-	83,057
	555,065	745,727	1,763,651	202,067	194,835	178,331	3,639,676
At 30 September 2009							
Cost	**447,661**	**760,001**	**1,916,373**	**229,193**	**207,432**	**277,958**	**3,838,618**
Valuation	**83,286**	**82**	**-**	**-**	**5**	**-**	**83,373**
	530,947	**760,083**	**1,916,373**	**229,193**	**207,437**	**277,958**	**3,921,991**

	2009 RM'000	2008 RM'000
Depreciation charge for the year is allocated as follows:		
Income statement (Note 5)	**180,570**	181,861
Biological assets	**6,053**	3,349
Capital work-in-progress	**-**	8
	186,623	185,218
Impairment losses comprise:		
Under-performance of certain subsidiaries' operations	**26,627**	38,402
Under-performance of certain retail stores	**10,982**	2,362
	37,609	40,764

The impairment losses of RM23,075,000 (2008: Nil), RM20,000 (2008: Nil), RM14,231,000 (2008: RM2,362,000) and RM283,000 (2008: RM38,402,000) are included in cost of sales, distribution costs, administration expenses and other operating expenses respectively.

Impairment testing

Property, plant and equipment are tested for impairment by comparing the carrying amount with the recoverable amount of the cash-generating unit ("CGU"). The recoverable amount of a CGU is determined based on value-in-use calculations using cash flow projections from the financial budgets and forecasts approved by management covering a period ranging from five to ten years.

Key assumptions used in the value-in-use calculations are:

(i) the pre-tax discount rates used ranged from 1.3% to 7.2%;

(ii) the growth rate used for the plantation companies is determined based on the management's estimate of commodity prices, palm yields, oil extraction rates as well as cost of productions whilst growth rates of companies in other segments are determined based on the industry trends and past performances of the respective companies; and

(iii) profit margins are projected based on historical profit margin achieved.

In assessing the value-in-use, the management is of the view that no foreseeable changes in any of the above key assumptions would cause the carrying amounts of the respective CGUs to materially exceed their recoverable amounts.

NOTES ON THE FINANCIAL STATEMENTS

Company	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost/Valuation							
At 1 October 2007	147,641	90,148	112,927	48,892	42,565	3,871	446,044
Additions	-	2,530	10,607	4,504	1,101	2,144	20,886
Transfer	-	-	3,552	-	224	(3,871)	(95)
Disposal	(153)	-	(283)	(1,398)	(77)	-	(1,911)
Written off	-	(75)	(567)	(1,230)	(143)	-	(2,015)
At 30 September 2008	**147,488**	**92,603**	**126,236**	**50,768**	**43,670**	**2,144**	**462,909**
Additions	**-**	**2,718**	**10,314**	**5,883**	**1,894**	**1,050**	**21,859**
Transfer	**-**	**2**	**340**	**1,015**	**51**	**(431)**	**977**
Disposal	**(127)**	**-**	**(195)**	**(1,123)**	**(5)**	**-**	**(1,450)**
Written off	**-**	**(169)**	**(354)**	**(989)**	**(109)**	**-**	**(1,621)**
At 30 September 2009	**147,361**	**95,154**	**136,341**	**55,554**	**45,501**	**2,763**	**482,674**
Accumulated depreciation							
At 1 October 2007	-	67,385	79,699	38,710	18,883	-	204,677
Depreciation charge	-	2,253	6,255	4,537	3,261	-	16,306
Transfer	-	-	(76)	-	-	-	(76)
Disposal	-	-	(235)	(1,165)	(74)	-	(1,474)
Written off	-	(75)	(545)	(1,229)	(140)	-	(1,989)
At 30 September 2008	**-**	**69,563**	**85,098**	**40,853**	**21,930**	**-**	**217,444**
Depreciation charge	**-**	**2,295**	**7,134**	**5,163**	**3,098**	**-**	**17,690**
Transfer	**-**	**-**	**(23)**	**469**	**-**	**-**	**446**
Disposal	**-**	**-**	**(194)**	**(1,121)**	**(3)**	**-**	**(1,318)**
Written off	**-**	**(168)**	**(343)**	**(988)**	**(109)**	**-**	**(1,608)**
At 30 September 2009	**-**	**71,690**	**91,672**	**44,376**	**24,916**	**-**	**232,654**
Carrying amounts							
At 1 October 2007	147,641	22,763	33,228	10,182	23,682	3,871	241,367
At 30 September 2008	147,488	23,040	41,138	9,915	21,740	2,144	245,465
At 30 September 2009	**147,361**	**23,464**	**44,669**	**11,178**	**20,585**	**2,763**	**250,020**
Property, plant and equipment are included at cost or valuation as follows:							
At 30 September 2008							
Cost	75,424	92,603	126,236	50,768	43,670	2,144	390,845
Valuation	72,064	-	-	-	-	-	72,064
	147,488	92,603	126,236	50,768	43,670	2,144	462,909
At 30 September 2009							
Cost	**75,423**	**95,154**	**136,341**	**55,554**	**45,501**	**2,763**	**410,736**
Valuation	**71,938**	**-**	**-**	**-**	**-**	**-**	**71,938**
	147,361	**95,154**	**136,341**	**55,554**	**45,501**	**2,763**	**482,674**

Certain freehold land of the Company were revalued by the Directors on 1 October 1980 based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. The freehold land belonging to certain subsidiaries were revalued by the Directors based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981. The freehold land belonging to an overseas subsidiary were revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. The building, equipment and fittings of a subsidiary have been valued by the Directors on 28 February 1966.

The Group has availed itself to the transitional provision when the MASB first issued FRS 116 *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these property, plant and equipment have been retained on the basis of these valuation as though they have never been revalued. The carrying amounts of revalued freehold land of

NOTES ON THE FINANCIAL STATEMENTS

the Group and of the Company, had these assets been carried at cost less accumulated depreciation were RM21,648,000 (2008: RM21,568,000) and RM19,737,000 (2008 : RM19,788,000) respectively.

Certain property, plant and equipment of the Group with a total carrying amount of RM88,282,000 (2008: RM84,094,000) are charged to banks as security for borrowings (Note 32).

The details of the properties held by the Group are shown on pages 118 to 124.

13. INVESTMENT PROPERTIES

	2009			2008		
	Freehold Land RM'000	**Building RM'000**	**Total RM'000**	Freehold Land RM'000	Building RM'000	Total RM'000
Group						
Cost						
At beginning and end of the year	**3,069**	**2,411**	**5,480**	3,069	2,411	5,480
Accumulated depreciation						
At beginning of the year	**-**	**343**	**343**	-	292	292
Charge for the year	**-**	**51**	**51**	-	51	51
At end of the year	**-**	**394**	**394**	-	343	343
Carrying amounts	**3,069**	**2,017**	**5,086**	3,069	2,068	5,137

The investment property of a subsidiary is a residential property and is rented to a third party. The tenancy agreement is renewable annually.

The investment property of another subsidiary is a commercial property and is leased to a related party. The tenancy agreement is renewable every two years.

The Directors estimate the fair values of the investment properties which are located in prime areas to be approximately RM7,000,000 (2008: RM7,000,000) based on the past selling prices of properties in the same area as the Group's investment properties.

No independent valuations by professional valuers have been carried out to determine the fair values of these properties.

The details of the properties held by the Group are shown on pages 122 to 123.

14. PREPAID LEASE PAYMENTS

	2009			2008		
	Long Term Leasehold Land RM'000	**Short Term Leasehold Land RM'000**	**Total RM'000**	Long Term Leasehold Land RM'000	Short Term Leasehold Land RM'000	Total RM'000
Group						
Cost						
At beginning of the year	**267,970**	**134,615**	**402,585**	207,834	83,984	291,818
Reclassification	**-**	**-**	**-**	(1,504)	1,504	-
Additions	**472**	**5,092**	**5,564**	383	4,710	5,093
Acquisitions through business combinations	**3,327**	**6,077**	**9,404**	67,560	42,719	110,279
Disposal of a subsidiary	**-**	**-**	**-**	(6,524)	-	(6,524)
Currency translation differences	**36**	**1,668**	**1,704**	221	1,698	1,919
At end of the year	**271,805**	**147,452**	**419,257**	267,970	134,615	402,585

NOTES ON THE FINANCIAL STATEMENTS

	2009 Long Term Leasehold Land RM'000	2009 Short Term Leasehold Land RM'000	2009 Total RM'000	2008 Long Term Leasehold Land RM'000	2008 Short Term Leasehold Land RM'000	2008 Total RM'000
Group						
Accumulated amortisation and impairment loss						
At beginning of the year						
Accumulated amortisation	**40,700**	**13,150**	**53,850**	39,150	8,987	48,137
Accumulated impairment loss	**-**	**1,010**	**1,010**	-	872	872
	40,700	**14,160**	**54,860**	39,150	9,859	49,009
Reclassification	**-**	**-**	**-**	(572)	572	-
Amortisation charge	**2,695**	**4,188**	**6,883**	2,583	3,320	5,903
Disposal of a subsidiary	**-**	**-**	**-**	(463)	-	(463)
Currency translation differences	**(2)**	**75**	**73**	2	409	411
At end of the year						
Accumulated amortisation	**43,393**	**17,400**	**60,793**	40,700	13,150	53,850
Accumulated impairment loss	**-**	**1,023**	**1,023**	-	1,010	1,010
	43,393	**18,423**	**61,816**	40,700	14,160	54,860
Carrying amounts	**228,412**	**129,029**	**357,441**	227,270	120,455	347,725
Company						
Cost						
At beginning of the year	**34,374**	**1,504**	**35,878**	35,878	-	35,878
Reclassification	**-**	**-**	**-**	(1,504)	1,504	-
At end of the year	**34,374**	**1,504**	**35,878**	34,374	1,504	35,878
Accumulated amortisation						
At beginning of the year	**10,475**	**593**	**11,068**	10,680	-	10,680
Reclassification	**-**	**-**	**-**	(572)	572	-
Amortisation charge	**367**	**21**	**388**	367	21	388
At end of the year	**10,842**	**614**	**11,456**	10,475	593	11,068
Carrying amounts	**23,532**	**890**	**24,422**	23,899	911	24,810

The Memoranda of Transfer of long term leasehold land in favour of two subsidiaries, KL-Kepong Oleomas Sdn Bhd and KLK Bioenergy Sdn Bhd (formerly known as Zoop Sdn Bhd) with carrying amounts of RM21,658,000 (2008: RM21,889,000) and RM3,319,000 (2008: Nil) respectively, were presented for registration at the relevant land registry. This matter is now pending the issuance of original documents of the title from the said relevant land registry.

Certain prepaid lease payments of the Group and of the Company were revalued by the Directors between 1978 and 1991, based on professional valuation on the open market basis and upon approval by the relevant government authorities. The Group has retained the unamortised revalued amount as the surrogate carrying amount of prepaid lease payments in accordance with the transitional provision in FRS 117.67A when it first adopted FRS 17, *Leases* in 2006.

Certain prepaid lease payments of the Group with carrying amount of RM3,314,000 (2008: RM3,274,000) are charged to the bank as security for borrowings (Note 32).

The details of the prepaid lease payments of the Group are shown on pages 118 to 124.

NOTES ON THE FINANCIAL STATEMENTS

15. BIOLOGICAL ASSETS

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Plantation development expenditure (included under non-current assets)				
Cost/Valuation				
At beginning of the year	**1,492,915**	1,244,594	**433,913**	434,246
Additions	**102,747**	88,461	**-**	-
Acquisitions through business combinations	**82,530**	171,030	**-**	-
Disposals	**(262)**	(336)	**(262)**	(333)
Transfer to assets held for sale	**(15,131)**	-	**-**	-
Currency translation differences	**(6,384)**	(10,834)	**-**	-
At end of the year	**1,656,415**	1,492,915	**433,651**	433,913
Accumulated amortisation				
At beginning of the year	**66,370**	55,082	**-**	-
Amortisation charge	**14,029**	12,481	**-**	-
Currency translation differences	**138**	(1,193)	**-**	-
At end of the year	**80,537**	66,370	**-**	-
Carrying amounts	**1,575,878**	1,426,545	**433,651**	433,913
Biological assets are included at cost or valuation as follows:				
Cost	**1,408,966**	1,245,207	**237,568**	237,572
Valuation	**247,449**	247,708	**196,083**	196,341
	1,656,415	1,492,915	**433,651**	433,913

The biological assets stated at valuation previously included in property, plant and equipment were revalued by the Directors based on independent professional valuations carried out between 1979 and 1991 on the open market value basis. These valuations were for special purposes. It has never been the Group's policy to carry out regular revaluations of its property, plant and equipment. The Group has availed itself to the transitional provisions when MASB first issued FRS 116 *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these revalued biological assets have been retained on the basis of these revaluation as though they have never been revalued. The carrying amounts of revalued biological assets of the Group and of the Company, had these assets been carried at cost less accumulated amortisation were RM112,925,000 (2008: RM113,057,000) and RM75,912,000 (2008: RM76,044,000) respectively.

	Group	
	2009	2008
	RM'000	RM'000
Biological assets (included under current assets)		
At net realisable value		
Growing crops	**2,990**	2,146
Livestock	**1,270**	1,501
	4,260	3,647

16. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2009	2008
	RM'000	RM'000
Freehold land at cost		
At beginning of the year	**187,138**	187,138
Additions	**21**	-
Transfer from property, plant and equipment	**462**	-
Disposal	**(83)**	-
At end of the year	**187,538**	187,138

NOTES ON THE FINANCIAL STATEMENTS

	Group	
	2009	2008
	RM'000	RM'000
Development expenditure at cost		
At beginning of the year	**8,240**	7,597
Additions	**12**	643
At end of the year	**8,252**	8,240
Total	**195,790**	195,378

The details of the land held for property development by the Group are shown on page 122.

17. GOODWILL ON CONSOLIDATION

	Group	
	2009	2008
	RM'000	RM'000
Cost		
At beginning of the year	**255,940**	264,698
Arising from acquisitions through business combinations	**28,902**	6,759
Arising from acquisition of shares from minority shareholders	**-**	13,240
Arising from disposal of a subsidiary	**-**	(3,442)
Arising from reduction in tax rates	**(58)**	(522)
Impairment of goodwill (Note 5)	**-**	(32,876)
Currency translation differences	**12,166**	8,083
At end of the year	**296,950**	255,940

Impairment of goodwill arose from the under-performance of a subsidiary's operations and was included in other operating expenses.

Impairment testing

For the purpose of impairment testing, goodwill is allocated to the Group's cash-generating unit identified according to the Group's business segments.

Goodwill is tested for impairment on an annual basis. Impairment testing on goodwill is similar to that of property, plant and equipment as disclosed in Note 12.

18. INTANGIBLE ASSETS

	Group	
	2009	2008
	RM'000	RM'000
Cost		
At beginning of the year	**56,582**	57,052
Acquisitions through business combinations	**-**	5
Written off	**(21)**	-
Currency translation differences	**(768)**	(475)
At end of the year	**55,793**	56,582
Accumulated amortisation and impairment losses		
At beginning of the year		
Accumulated amortisation	**15,654**	12,263
Accumulated impairment losses	**3,272**	-
	18,926	12,263
Amortisation charge	**3,978**	4,271
Impairment losses	**1,985**	3,169
Currency translation differences	**(673)**	(777)
At end of the year		
Accumulated amortisation	**18,865**	15,654
Accumulated impairment losses	**5,351**	3,272
	24,216	18,926
Carrying amounts	**31,577**	37,656

NOTES ON THE FINANCIAL STATEMENTS

	Group	
	2009	2008
	RM'000	RM'000
The amortisation is allocated as follows:		
Administration expenses	**3,818**	4,271
Other operating expenses	**160**	-
	3,978	4,271

The impairment loss of RM1,985,000 (2008: RM3,169,000) arose from the under-performance of a subsidiary's operations and was included in other operating expenses (2008: administration expenses).

Impairment testing
Impairment testing on intangible assets is similar to that of property, plant and equipment as disclosed in Note 12.

19. INVESTMENT IN SUBSIDIARIES AND AMOUNT OWING BY/TO SUBSIDIARIES

	Company	
	2009	2008
	RM'000	RM'000
Investment in subsidiaries		
Unquoted shares at cost	**2,167,835**	1,773,936
Impairment in value of investment		
At beginning of the year	**67,409**	13,109
Impairment during the year	**3,661**	54,300
At end of the year	**71,070**	67,409
	2,096,765	1,706,527

Impairment testing
Impairment testing on investment in subsidiaries is similar to that of property, plant and equipment as disclosed in Note 12.

Details of the subsidiaries are shown in Note 39.

Amount owing by subsidiaries
Amount owing by subsidiaries are trade and non-trade, unsecured with no fixed terms of repayment and non-interest bearing except for a total amount of RM597,192,000 (2008: RM295,266,000) owing by subsidiaries which is subject to interest charge ranging from 1.0% to 8.0% (2008: 3.2% to 6.8%) per annum.

	Company	
	2009	2008
	RM'000	RM'000
Amount owing by subsidiaries denominated in currencies other than the functional currency are as follows:		
United States Dollar	**394,617**	271,903
Pound Sterling	**10,913**	12,064
Australian Dollar	**14,222**	12,476

Amount owing to subsidiaries
Amount owing to subsidiaries are trade and non-trade, unsecured with no fixed terms of repayment and non-interest bearing.

	Company	
	2009	2008
	RM'000	RM'000
Amount owing to subsidiaries denominated in currency other than the functional currency is as follows:		
United States Dollar	**160,350**	-

NOTES ON THE FINANCIAL STATEMENTS

20. INVESTMENT IN ASSOCIATES

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In overseas quoted corporation	**37,839**	37,839	**-**	-
In unquoted corporations	**79,643**	88,493	**20,676**	19,176
	117,482	126,332	**20,676**	19,176
Post-acquisition reserves	**109,189**	146,912	**-**	-
	226,671	273,244	**20,676**	19,176
Impairment in value of investment				
At beginning of the year	**(17,563)**	(4,173)	**-**	-
Impairment during the year	**(13,551)**	(13,390)	**-**	-
At end of the year	**(31,114)**	(17,563)	**-**	-
	195,557	255,681	**20,676**	19,176
Amount owing by an associate *	**14,822**	2,814	**-**	-
	210,379	258,495	**20,676**	19,176
Market value of shares				
In overseas quoted corporation	**14,435**	13,549	**-**	-

The assessment for the impairment in value of investment in associates is based on the market value at year end.

* The amount owing was given by an overseas subsidiary which was incorporated in British Virgin Islands.

	Group	
	2009	2008
	RM'000	RM'000
Interest in associates represented by:		
Share of net assets other than goodwill	**186,463**	244,098
Goodwill on acquisition	**9,094**	11,583
	195,557	255,681
Summary of financial information of associates:		
Total assets	**1,001,005**	1,320,530
Total liabilities	**503,961**	672,338
Revenue	**1,657,291**	1,607,328
Profit for the year	**63,078**	90,928

Details of the associates are shown in Note 39.

21. OTHER INVESTMENTS

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In Malaysia quoted corporations	**34,195**	69,267	**-**	-
In overseas quoted corporations	**319,697**	319,322	**78,437**	78,437
In unquoted corporations	**7,403**	7,424	**7,079**	7,079
	361,295	396,013	**85,516**	85,516
Impairment in value of investments				
At beginning of the year	**(107,243)**	(6,444)	**(6,427)**	(6,427)
Impairment during the year	**(9,600)**	(100,800)	**-**	-
Currency translation differences	**-**	1	**-**	-
At end of the year	**(116,843)**	(107,243)	**(6,427)**	(6,427)
	244,452	288,770	**79,089**	79,089
Market value of shares				
In quoted corporations	**249,980**	292,021	**193,345**	201,838

The assessment for the impairment in value of other investments is based on the market value at year end.

NOTES ON THE FINANCIAL STATEMENTS

22. DEFERRED TAXATION

Recognised deferred tax assets and liabilities are attributable to the following:

	Liabilities		Assets		Net	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Group						
Property, plant and equipment						
Capital allowances	**188,865**	195,501	**(13,641)**	(15,581)	**175,224**	179,920
Revaluation	**87,985**	63,794	**-**	-	**87,985**	63,794
Unutilised tax losses	**-**	-	**(9,159)**	(15,142)	**(9,159)**	(15,142)
Other items	**2,495**	5,309	**(15,306)**	(20,491)	**(12,811)**	(15,182)
Tax liabilities/(assets)	**279,345**	264,604	**(38,106)**	(51,214)	**241,239**	213,390
Set off of tax	**(28,273)**	(44,326)	**28,273**	44,326	**-**	-
Net tax liabilities/(assets)	**251,072**	220,278	**(9,833)**	(6,888)	**241,239**	213,390
Company						
Property, plant and equipment						
Capital allowances	**6,387**	6,071	**-**	-	**6,387**	6,071
Revaluation	**1,296**	1,296	**-**	-	**1,296**	1,296
Other items	**-**	-	**(6,411)**	(7,525)	**(6,411)**	(7,525)
Tax liabilities/(assets)	**7,683**	7,367	**(6,411)**	(7,525)	**1,272**	(158)
Set off of tax	**(6,411)**	(7,367)	**6,411**	7,367	**-**	-
Net tax liabilities/(assets)	**1,272**	-	**-**	(158)	**1,272**	(158)

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The components and movements in deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Property, Plant and Equipment		Other Taxable Temporary Differences	Unutilised Tax Losses	Unabsorbed Capital Allowances	Other Deductible Temporary Differences	Total
	Capital Allowances RM'000	Revaluation RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Group							
At 1 October 2007	201,823	17,871	1,731	(7,425)	(22,688)	(7,728)	183,584
Acquisitions through business combinations	2,810	47,691	-	-	-	(296)	50,205
Disposal of a subsidiary	(7,188)	-	-	12	-	433	(6,743)
Recognised in income statement	8,371	(455)	3,600	(7,632)	6,245	(13,201)	(3,072)
Reduction in tax rate	(11,310)	(687)	(9)	(144)	858	376	(10,916)
Recognised in equity	-	(104)	-	-	-	-	(104)
Adjustment to goodwill	-	(522)	-	-	-	-	(522)
Currency translation differences	995	-	(13)	47	4	(75)	958
At 30 September 2008	**195,501**	**63,794**	**5,309**	**(15,142)**	**(15,581)**	**(20,491)**	**213,390**
Acquisitions through business combinations	**-**	**21,780**	**-**	**-**	**-**	**-**	**21,780**
Recognised in income statement	**(7,447)**	**2,469**	**(2,716)**	**5,820**	**1,523**	**4,779**	**4,428**
Reduction in tax rate	**(172)**	**-**	**(1)**	**266**	**473**	**335**	**901**
Adjustment to goodwill	**-**	**(58)**	**-**	**-**	**-**	**-**	**(58)**
Currency translation differences	**983**	**-**	**(97)**	**(103)**	**(56)**	**71**	**798**
At 30 September 2009	**188,865**	**87,985**	**2,495**	**(9,159)**	**(13,641)**	**(15,306)**	**241,239**

NOTES ON THE FINANCIAL STATEMENTS

	Property, Plant and Equipment		Other Deductible Temporary Differences	
	Capital Allowances RM'000	Revaluation RM'000	RM'000	Total RM'000
Company				
At 1 October 2007	6,946	1,400	(6,486)	1,860
Recognised in income statement	(360)	-	(1,390)	(1,750)
Reduction in tax rate	(515)	-	351	(164)
Recognised in equity	-	(104)	-	(104)
At 30 September 2008	**6,071**	**1,296**	**(7,525)**	**(158)**
Recognised in income statement	**316**	**-**	**1,114**	**1,430**
At 30 September 2009	**6,387**	**1,296**	**(6,411)**	**1,272**

	Group	
	2009 RM'000	2008 RM'000
No deferred tax assets have been recognised for the following items:		
Unabsorbed capital allowances	**121,064**	81,428
Deductible temporary differences	**49,918**	50,618
Unutilised tax losses	**332,428**	228,260
	503,410	360,306

The above unabsorbed capital allowances, deductible temporary differences and unutilised tax losses (up to RM235,916,000 (2008: RM188,760,000)) do not expire under current tax legislation.

	Group	
	2009 RM'000	2008 RM'000
Unutilised tax losses of RM96,512,000 (2008: RM39,500,000) will expire as follows:		
Year of expiry		
2009	**-**	5,288
2010	**2,641**	10,905
2011	**11,458**	3,934
2012	**4,177**	639
2013	**646**	-
2014	**59,952**	686
2015	**7,925**	18,048
2016	**9,713**	-
	96,512	39,500

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM366,464,000 (2008: RM286,873,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above, which are subject to agreement by the tax authorities.

23. INVENTORIES

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
At cost				
Inventories of produce	**415,764**	393,689	**18,501**	26,332
Developed property held for sale	**2,911**	109	**-**	-
Stores and materials	**386,260**	381,438	**14,607**	42,727
	804,935	775,236	**33,108**	69,059
At net realisable value				
Inventories of produce	**77,107**	383,571	**504**	7,029
Stores and materials	**8**	61,165	**-**	-
	882,050	1,219,972	**33,612**	76,088

Inventories recognised in cost of sales of the Group and of the Company were RM4,453,514,000 (2008: RM5,098,248,000) and RM430,516,000 (2008: RM541,892,000) respectively.

NOTES ON THE FINANCIAL STATEMENTS

24. TRADE RECEIVABLES

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Trade receivables	**628,133**	623,721	**38,940**	23,036
Significant trade receivables denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**29,697**	33,488	-	-
United States Dollar	**261,850**	277,072	**6,759**	2,525
Hong Kong Dollar	**2,922**	5,107	-	-
Chinese Renminbi	**33,180**	44,541	-	-
Euro	**163,690**	170,594	-	-
Indonesian Rupiah	**30,120**	232	-	-

The Group's normal trade credit term ranges from 7 to 90 (2008: 5 to 90) days. Other credit terms are assessed and approved on a case-by-case basis.

25. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Other receivables	**221,915**	221,737	**18,960**	46,191
Prepayments	**30,767**	31,048	**1,102**	1,050
Refundable deposits	**11,314**	2,388	**136**	28
Advances to plasma plantation projects	**37,057**	23,567	-	-
	301,053	278,740	**20,198**	47,269
Significant other receivables, deposits and prepayments denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**9,322**	19,793	-	6,370
United States Dollar	**11,700**	8,215	-	-
Chinese Renminbi	**20,703**	20,588	-	-
Indonesian Rupiah	**160,024**	94,359	-	-
Euro	**13,536**	4,591	-	-
Swiss Franc	**4,941**	6,536	-	-

Plantations subsidiaries in Indonesia have participated in the "Kredit Koperasi Primer untuk Anggotanya" scheme (herein referred to as plasma plantation projects) to provide financing and to assist in the development of oil palm plantations under this scheme for the benefit of the communities in the vicinity of their operations. The advances to plasma plantation projects are subject to interest charge of 8% (2008: 8%) per annum.

26. PROPERTY DEVELOPMENT COSTS

	Group	
	2009 RM'000	2008 RM'000
Property development costs comprise the following:		
Land costs	**9,162**	9,162
Development costs	**152,498**	114,755
	161,660	123,917
Costs incurred during the year		
Development costs	**15,880**	37,743
	177,540	161,660
Costs recognised as an expense in income statement		
Previous year	**(139,215)**	(111,948)
Current year	**(16,788)**	(27,267)
Transfer to inventories	**(2,802)**	-
	18,735	22,445

27. ASSETS HELD FOR SALE

On 15 January 2009, Ladang Perbadanan-Fima Bhd, a wholly-owned subsidiary, entered into 3 Sale and Purchase Agreements with a third party, for the proposed disposal of 7 parcels of adjoining freehold land totalling 2,000 acres (equivalent to 809.4 hectares). As at 30 September 2009, the freehold land and the related biological assets were reclassified as assets held for sale.

The sale is subject to condition precedent as set out in the Sale and Purchase Agreements and is expected to be completed during the financial year ending 2010.

Assets reclassified as held for sale are as follows:

	Group	
	2009	2008
	RM'000	RM'000
Freehold land (Note 12)	**28,000**	-
Biological assets (Note 15)	**15,131**	-
	43,131	-

28. CASH AND CASH EQUIVALENTS

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Deposits with licensed banks	**611,480**	316,394	**370,780**	31,540
Fixed income trust funds	**503,994**	646,117	**387,609**	568,659
Cash and bank balances	**177,007**	197,194	**4,582**	4,830
	1,292,481	1,159,705	**762,971**	605,029

Included in the Group's cash and bank balances is RM58,304,000 (2008: RM47,753,000), the utilisation of which is subject to the Housing Development (Housing Development Account) (Amendment) Regulations, 2002.

The effective interest rates of deposits with licensed banks and fixed income trust funds at the balance sheet dates were as follows:

	Group		Company	
	2009	2008	**2009**	2008
Deposits with licensed banks	**0.05% to 9.70%**	0.25% to 9.00%	**1.45% to 2.40%**	2.60% to 3.00%
Fixed income trust funds	**1.77% to 2.17%**	3.28% to 3.35%	**1.88% to 2.17%**	3.28% to 3.34%

The maturities and repricing of deposits with licensed banks and fixed income trust funds as at the end of the financial year were as follows:

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Within one year				
Deposits with licensed banks	**593,530**	316,394	**370,780**	31,540
Fixed income trust funds	**503,994**	646,117	**387,609**	568,659
	1,097,524	962,511	**758,389**	600,199
More than five years				
Deposits with licensed banks	**17,950**	-	**-**	-
	1,115,474	962,511	**758,389**	600,199

Deposits placed for more than five years have been pledged for a banking facility granted to an outside party for the purpose of the "Kredit Koperasi Primer untuk Anggotanya" scheme in Indonesia.

NOTES ON THE FINANCIAL STATEMENTS

29. SHARE CAPITAL

	Group and Company			
	2009 Number of Shares	**2009 RM'000**	2008 Number of Shares	2008 RM'000
Shares of RM1 each				
Authorised				
At 1 October and 30 September	**5,000,000,000**	**5,000,000**	5,000,000,000	5,000,000
Issued and fully paid				
At 1 October and 30 September	**1,067,504,692**	**1,067,505**	1,067,504,692	1,067,505

Of the total 1,067,504,692 issued and fully paid shares, 2,539,000 (2008: 2,539,000) are held as treasury shares by the Company. As at 30 September 2009, the number of outstanding shares in issue and fully paid is 1,064,965,692 (2008: 1,064,965,692).

The shareholders of the Company renewed the authority granted to the Directors to buy back its own shares at the Annual General Meeting held on 18 February 2009. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the buy back plan can be applied in the best interests of the Company and its shareholders.

30. RESERVES

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Non-distributable				
Capital reserve	**66,631**	66,631	**-**	-
Revaluation reserve	**81,121**	49,759	**36,265**	36,265
Exchange fluctuation reserve	**194,242**	151,628	**-**	-
Capital redemption reserve	**27,715**	27,714	**285**	285
Retained earnings – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	383,156	309,179	**49,997**	49,997
Distributable				
Capital reserve	**813,500**	809,321	**1,087,296**	1,087,296
Retained earnings	**3,383,295**	3,364,536	**1,409,525**	1,304,628
	4,196,795	4,173,857	**2,496,821**	2,391,924
	4,579,951	4,483,036	**2,546,818**	2,441,921

Included under the non-distributable reserves is an amount of RM13,447,000 (2008: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associates' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

Included in revaluation reserve is an amount of RM31,362,000 (2008: Nil), which represents the fair value adjustments on acquisition of a subsidiary, relating to previously held interest.

31. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Present value of funded obligations	**65,804**	49,714	**-**	-
Fair value of plan assets	**(49,696)**	(48,959)	**-**	-
	16,108	755	**-**	-
Unfunded obligations	**28,057**	26,381	**11,521**	12,271
Present value of net obligations	**44,165**	27,136	**11,521**	12,271

Liability for funded defined benefit obligation

A foreign subsidiary of the Group in England makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. Under the scheme, eligible employees are entitled to retirement benefits of

1/60th of final pensionable salary for each completed year of service, subject to a maximum of 40/60ths upon the retirement age of 65. The plan vests over a period of approximately 15 years.

The funded defined benefit obligation is determined by a qualified actuary on the basis of triennial valuation, using the projected unit credit method. The last actuarial valuation was on 6 April 2008 and was subsequently updated to take into consideration of the requirements of FRS 119 in order to assess the liabilities of the scheme as at 30 September 2009. Scheme assets are stated at their market value at 30 September 2009.

	Group	
	2009	2008
	RM'000	RM'000
Fair values of the funded plan assets in the scheme are:		
Equities	**18,039**	19,086
Bonds	**28,887**	27,752
Other assets	**2,770**	2,121
	49,696	48,959
Funded obligations		
Movement in the present value of the funded defined benefit obligations		
Defined benefit obligations at 1 October	**49,714**	73,009
Service cost	**327**	753
Interest cost	**3,150**	3,899
Employee contributions	**283**	414
Benefits paid by the plan	**(2,043)**	(2,573)
Actuarial losses/(gains)	**20,042**	(18,933)
Exchange translation differences	**(5,669)**	(6,855)
Defined benefit obligations at 30 September	**65,804**	49,714
Movement in the fair value of plan assets		
Fair value of plan assets at 1 October	**48,959**	61,337
Contributions paid into the plan	**1,960**	2,328
Employee contributions	**283**	414
Benefits paid by the plan	**(2,043)**	(2,573)
Expected return on plan assets	**3,289**	4,204
Actuarial gains/(losses)	**2,879**	(10,816)
Exchange translation differences	**(5,631)**	(5,935)
Fair value of plan assets at 30 September	**49,696**	48,959

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
Unfunded obligations				
Movement in the unfunded defined benefit obligations				
At 1 October	**26,381**	21,279	**12,271**	11,107
Acquisition through business combination	**-**	1,766	**-**	-
Benefits paid	**(2,704)**	(2,951)	**(1,958)**	(2,287)
Expense recognised in the income statement	**4,217**	6,360	**1,208**	3,451
Exchange translation differences	**163**	(73)	**-**	-
At 30 September	**28,057**	26,381	**11,521**	12,271
Expense/(Income) recognised in income statements:				
Current service cost/(income)	**4,405**	(1,309)	**1,208**	3,451
The expense/(income) is recognised in the following line items in income statements:				
Cost of sales	**452**	3,251	**(5)**	2,007
Administration expenses	**3,797**	3,109	**1,213**	1,444
Other operating expenses	**156**	(7,669)	**-**	-
	4,405	(1,309)	**1,208**	3,451

NOTES ON THE FINANCIAL STATEMENTS

	Group 2009 RM'000	Group 2008 RM'000
Actual return on funded plan assets	**(13,874)**	12,321

	Group 2009 %	Group 2008 %
Principal actuarial assumptions of the funded plan (expressed as weighted averages):		
Discount rates	**5.5**	**7.3**
Expected return on plan assets		
- pre-retirement	**6.3**	**6.5**
- post-retirement	**5.6**	**5.5**
Future salary increases	**3.8**	**4.5**
Increases to pensions in payment	**3.3**	**3.0**
Principal assumptions of the unfunded plan using the projected unit credit method by plantations subsidiaries in Indonesia:		
Discount rates	**10.0**	**10.0**
Future salary increases	**5.0**	**5.0**

Group	2009 RM'000	2008 RM'000	2007 RM'000	2006 RM'000	2005 RM'000
Historical information					
Present value of the funded defined benefit obligations	**65,804**	49,714	73,009	76,405	66,050
Fair value of plan assets	**(49,696)**	(48,959)	(61,337)	(52,608)	(43,894)
Deficit in the plan	**16,108**	755	11,672	23,797	22,156

32. BORROWINGS

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Current				
Secured				
Bank overdrafts	**-**	7,097	**-**	-
Term loans	**1,901**	-	**-**	-
Revolving credit	**45,802**	41,228	**-**	-
	47,703	48,325	**-**	-
Unsecured				
Bank overdrafts	**17,804**	19,646	**-**	-
Trade financing	**376**	17,223	**-**	-
Term loans	**378,702**	221,450	**226,350**	-
Export credit refinancing	**-**	87,917	**-**	-
Bankers' acceptance	**123,711**	138,368	**-**	-
Revolving credit	**59,131**	326,062	**-**	235,900
	579,724	810,666	**226,350**	235,900
	627,427	858,991	**226,350**	235,900
Non-Current				
Term loans				
Secured	**4,749**	21,536	**-**	-
Unsecured	**617,977**	399,308	**403,900**	172,660
Islamic medium term notes (unsecured)	**500,000**	500,000	**500,000**	500,000
	1,122,726	920,844	**903,900**	672,660

(a) The Company has issued RM500 million 5 years Sukuk Ijarah Islamic Medium Term Notes under the RM500 million Sukuk Ijarah Islamic Commercial Paper ("ICP") and Medium Term Notes ("IMTN") Programme ("Programme") at par with profit rates ranging from 4.0% to 4.2% (2008: 4.0% to 4.2%) per annum.

NOTES ON THE FINANCIAL STATEMENTS

Salient features of the Programme are as follows:

- Total outstanding nominal value of the ICP and IMTN (collectively known as "Notes") shall not exceed RM500 million.
- The tenure of the Programme is up to 5 years from the date of the first issuance of any Notes under the Programme.
- The ICP will be issued at a discount to the nominal value and has a maturity of 1, 2, 3, 6, 9 or 12 months. There will not be profit payable on the ICP issued under the Programme in view that they are issued at a discount.
- The IMTN may be issued at a discount and/or at par to the nominal value and has a maturity of more than 1 year and up to 5 years and on condition that the maturity dates of the IMTN do not exceed the tenure of the Programme. The IMTN may be non-profit bearing or bear profit at a rate determined at the point of issuance. The profit is payable semi-annually in arrears from the date of issue of the IMTN with the last profit payment to be made on the maturity dates.
- Debt to Equity Ratio of the Group shall be maintained at not more than one time throughout the tenure of the Programme.

(b) Certain borrowings of the Group are secured by way of floating charges on the following assets:

	Group	
	2009	2008
	RM'000	RM'000
Property, plant and equipment (Note 12)	**88,282**	84,094
Prepaid lease payments (Note 14)	**3,314**	3,274
	91,596	87,368

(c) Certain unsecured term loans and bank overdrafts are supported by corporate guarantees of RM310.9 million (2008: RM446.9 million) issued by the Company. The bank overdraft facilities are renewable annually.

(d) The interest rates per annum applicable to borrowings for the year were as follows:

	Group		Company	
	2009	2008	**2009**	2008
Bank overdrafts	**2.50% to 7.25%**	5.35% to 9.05%	**-**	-
Term loans	**0.79% to 7.71%**	3.10% to 7.74%	**0.79% to 4.65%**	3.10% to 5.99%
Trade financing	**2.10% to 2.40%**	4.20%	**-**	-
Export credit refinancing	**2.50% to 3.75%**	3.70% to 3.75%	**-**	3.70%
Bankers' acceptance	**2.08% to 3.75%**	3.59% to 4.20%	**-**	-
Revolving credit	**1.10% to 6.30%**	4.01% to 6.65%	**2.50% to 4.22%**	4.01% to 4.18%
Islamic medium term notes	**4.00% to 4.20%**	4.00% to 4.20%	**4.00% to 4.20%**	4.00% to 4.20%

Out of the total borrowings of RM1,750,153,000 (2008: RM1,779,835,000), an amount of RM896,653,000 (2008: RM1,181,836,000) consists of floating rate loans which interest rates reprice within a year.

(e) Analysis of repayments of borrowings:

	Year of maturity	Carrying amount RM'000	Less than 1 year RM'000	1 – 2 years RM'000	2 – 3 years RM'000	3 – 4 years RM'000	4 – 5 years RM'000	More than 5 years RM'000
Group								
2009								
Secured								
Term loans								
Denominated in Rmb	**2010 – 2013**	**6,650**	**1,901**	**1,901**	**1,901**	**947**	**-**	**-**
Revolving credit								
Denominated in Euro	**2010**	**45,802**	**45,802**	**-**	**-**	**-**	**-**	**-**

NOTES ON THE FINANCIAL STATEMENTS

Group	Year of maturity	Carrying amount RM'000	Less than 1 year RM'000	1 – 2 years RM'000	2 – 3 years RM'000	3 – 4 years RM'000	4 – 5 years RM'000	More than 5 years RM'000
2009								
Unsecured								
Bank overdrafts								
Denominated in GBP	**2010**	**10,657**	**10,657**	-	-	-	-	-
Denominated in HKD	**2010**	**4,058**	**4,058**	-	-	-	-	-
Denominated in CAD	**2010**	**3,089**	**3,089**	-	-	-	-	-
Term loans								
Denominated in USD	**2010 – 2016**	**289,186**	**199,953**	**23,333**	**18,744**	**6,662**	**8,999**	**31,495**
Denominated in GBP	**2010 – 2011**	**28,181**	**27,941**	**240**	-	-	-	-
Denominated in Rmb	**2010**	**76,725**	**76,725**	-	-	-	-	-
Denominated in RM	**2010 – 2015**	**602,587**	**74,083**	**79,045**	**89,580**	**29,972**	**318,139**	**11,768**
Bankers' acceptance								
Denominated in RM	**2010**	**123,711**	**123,711**	-	-	-	-	-
Revolving credit								
Denominated in USD	**2010**	**48,901**	**48,901**	-	-	-	-	-
Denominated in Rmb	**2010**	**10,230**	**10,230**	-	-	-	-	-
Trade financing								
Denominated in Euro	**2010**	**376**	**376**	-	-	-	-	-
Islamic medium term notes								
Denominated in RM	**2012**	**500,000**	-	-	**500,000**	-	-	-
		1,750,153	**627,427**	**104,519**	**610,225**	**37,581**	**327,138**	**43,263**
2008								
Secured								
Bank overdrafts								
Denominated in CHF	2009	1,379	1,379	-	-	-	-	-
Denominated in Euro	2009	5,718	5,718	-	-	-	-	-
Term loans								
Denominated in Euro	2010	14,968	-	14,968	-	-	-	-
Denominated in Rmb	2010 – 2011	6,568	-	3,755	2,813	-	-	-
Revolving credit								
Denominated in CHF	2009	6,297	6,297	-	-	-	-	-
Denominated in Euro	2009	34,931	34,931	-	-	-	-	-
Unsecured								
Bank overdrafts								
Denominated in USD	2009	9,403	9,403	-	-	-	-	-
Denominated in GBP	2009	6,178	6,178	-	-	-	-	-
Denominated in HKD	2009	4,065	4,065	-	-	-	-	-
Term loans								
Denominated in USD	2009 – 2013	371,799	131,969	197,909	23,010	17,120	1,791	-
Denominated in GBP	2009	31,383	31,383	-	-	-	-	-
Denominated in Rmb	2009	58,098	58,098	-	-	-	-	-
Denominated in RM	2010 – 2015	159,478	-	25,417	49,667	38,333	17,083	28,978
Export credit refinancing								
Denominated in RM	2009	87,917	87,917	-	-	-	-	-
Bankers' acceptance								
Denominated in RM	2009	138,368	138,368	-	-	-	-	-
Revolving credit								
Denominated in USD	2009	72,480	72,480	-	-	-	-	-
Denominated in Rmb	2009	17,682	17,682	-	-	-	-	-
Denominated in RM	2009	235,900	235,900	-	-	-	-	-
Trade financing								
Denominated in USD	2009	17,223	17,223	-	-	-	-	-
Islamic medium term notes								
Denominated in RM	2012	500,000	-	-	-	500,000	-	-
		1,779,835	858,991	242,049	75,490	555,453	18,874	28,978

NOTES ON THE FINANCIAL STATEMENTS

Company	Year of maturity	Carrying amount RM'000	Less than 1 year RM'000	1 – 2 years RM'000	2 – 3 years RM'000	3 – 4 years RM'000	4 – 5 years RM'000	More than 5 years RM'000
2009								
Unsecured								
Term loans								
Denominated in USD	**2010**	**174,350**	**174,350**	**-**	**-**	**-**	**-**	**-**
Denominated in RM	**2010 – 2014**	**455,900**	**52,000**	**52,000**	**51,900**	**-**	**300,000**	**-**
Islamic medium term notes								
Denominated in RM	**2012**	**500,000**	**-**	**-**	**500,000**	**-**	**-**	**-**
		1,130,250	**226,350**	**52,000**	**551,900**	**-**	**300,000**	**-**
2008								
Unsecured								
Term loans								
Denominated in USD	2010	172,660	-	172,660	-	-	-	-
Revolving credit								
Denominated in RM	2009	235,900	235,900	-	-	-	-	-
Islamic medium term notes								
Denominated in RM	2012	500,000	-	-	-	500,000	-	-
		908,560	235,900	172,660	-	500,000	-	-

33. TRADE PAYABLES

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Trade payables	**259,790**	270,619	**4,483**	8,759
Progress billings	**21,691**	3,409	**-**	-
	281,481	274,028	**4,483**	8,759
Significant trade payables denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**16,582**	22,155	**-**	-
United States Dollar	**34,015**	29,782	**-**	-
Chinese Renminbi	**21,342**	17,520	**-**	-
Indonesian Rupiah	**8,532**	1,738	**-**	-
Euro	**72,069**	54,586	**-**	-
Swiss Franc	**5,357**	5,137	**-**	-

The normal trade credit terms granted to the Group ranging from 7 to 90 (2008: 7 to 90) days.

34. OTHER PAYABLES

	Group		Company	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Other payables	**158,249**	229,914	**26,851**	33,404
Accruals	**133,932**	153,337	**26,213**	33,399
	292,181	383,251	**53,064**	66,803
Significant other payables and accruals denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**15,230**	12,825	**-**	-
United States Dollar	**28,749**	25,741	**-**	-
Chinese Renminbi	**19,191**	41,881	**-**	-
Indonesian Rupiah	**43,690**	87,797	**-**	-
Euro	**15,351**	13,819	**-**	-
Swiss Franc	**9,331**	10,982	**-**	-

NOTES ON THE FINANCIAL STATEMENTS

35. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiaries. Significant inter-company transactions of the Company are as follows:

	Company	
	2009	2008
	RM'000	RM'000
Purchases from subsidiaries	**56,025**	**35,943**
Sales to subsidiaries	**137,016**	**276,633**
Commission received from subsidiary	**1,672**	**-**
Interest received from subsidiaries	**18,355**	**7,943**
Management fees paid to subsidiaries	**4,425**	**3,900**
Rental paid to subsidiaries	**780**	**780**
License fees paid to subsidiaries	**14,283**	**12,325**

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group		Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
(i) Transactions with associates				
Sale of goods	**6,631**	4,240	**1,397**	575
Purchase of goods	**6,277**	5,264	**4,071**	5,197
Service charges paid	**1,853**	1,693	**591**	586
Research and development services paid	**5,435**	4,925	**5,435**	4,925
(ii) Transactions with companies in which certain Directors are common directors and/or have direct or deemed interest				
Sale of goods				
Siam Taiko Marketing Co Ltd	**1,449**	3,749	**-**	-
Taiko Marketing Sdn Bhd	**1,978**	2,646	**-**	-
Taiko International Trade (Shanghai) Co Ltd	**45,874**	104,748	**-**	-
Taiko Marketing (Singapore) Pte Ltd	**2,761**	12,234	**-**	-
Project management fees received				
Batu Kawan Holdings Sdn Bhd	**1,002**	-	**-**	-
Storage tanks rental received				
Taiko Marketing Sdn Bhd	**1,797**	1,898	**-**	-
Sales commission paid				
Taiko International Trade (Shanghai) Co Ltd	**4,697**	6,797	**-**	-
Purchase of goods				
Borneo Taiko Clay Sdn Bhd	**2,662**	2,726	**-**	-
Bukit Katho Estate Sdn Bhd	**4,974**	8,418	**4,974**	8,418
Kampar Rubber & Tin Co Sdn Bhd	**10,459**	17,994	**10,163**	17,285
Kekal & Deras Sdn Bhd	**1,713**	2,521	**1,662**	2,521
Malay Rubber Plantations (M) Sdn Bhd	**9,673**	17,591	**9,503**	16,971
P.T. Agro Makmur Abadi	**13,061**	-	**-**	-
P.T. Safari Riau	**10,189**	-	**-**	-
P.T. Taiko Persada Indoprima	**19,850**	-	**-**	-
Taiko Clay Marketing Sdn Bhd	**1,428**	1,359	**-**	-
Taiko International Trade (Shanghai) Co Ltd	**1,340**	-	**-**	-
Taiko Marketing Sdn Bhd	**44,714**	19,706	**7,632**	5,097
Yayasan Perak-Wan Yuen Sdn Bhd	**946**	2,338	**946**	2,338

NOTES ON THE FINANCIAL STATEMENTS

36. CAPITAL COMMITMENTS

	Group 2009 RM'000	Group 2008 RM'000	Company 2009 RM'000	Company 2008 RM'000
Capital expenditure				
Approved and contracted for	**218,375**	144,271	**1,142**	6,174
Approved but not contracted for	**301,544**	101,519	**29,543**	351
	519,919	245,790	**30,685**	6,525
Acquisitions of shares in subsidiaries				
Approved and contracted for	**5,445**	44,578	**-**	-

37. LEASE COMMITMENTS

	Group 2009 RM'000	Group 2008 RM'000
Lease as a lessee		
Total future minimum lease payments under non-cancellable operating leases are as follows:		
Less than 1 year	**71,048**	87,532
Between 1 and 5 years	**230,300**	244,733
More than 5 years	**219,924**	115,330
	521,272	447,595

The majority of the overseas subsidiaries' leases of land and buildings are subject to rent review periods ranging between one and five years.

Lease as a lessor

The Group leases out its investment properties under operating leases.

	Group 2009 RM'000	Group 2008 RM'000
Total future minimum lease payments under non-cancellable leases are as follows:		
Less than 1 year	**128**	242
Between 1 and 5 years	**-**	122
	128	364

38. CONTINGENT LIABILITIES – UNSECURED

(a) The Company has an unsecured contingent liability of RM310.9 million (2008: RM446.9 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiaries at 30 September 2009.

(b) The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

39. SUBSIDIARIES AND ASSOCIATES

(a) The names of subsidiaries and associates are detailed below:

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2009	Group's Percentage Interest 2008	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
Ladang Perbadanan-Fima Bhd	Malaysia	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Ltd †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation

NOTES ON THE FINANCIAL STATEMENTS

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2009	2008	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
Draw Fields Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Golden Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat
SABAH					
Axe Why Zed Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn Bhd †	Malaysia	Malaysia	**63**	63	Plantation
Gocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Sphere Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Pinji Horticulture Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Trading in palm kernel
KLK Premier Oils Sdn Bhd	Malaysia	Malaysia	**85**	100	Refining of palm products and kernel crushing
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Milling of palm products
Sabah Holdings Corporation Sdn Bhd †	Malaysia	Malaysia	**70**	70	Investment holding
Susuki Sdn Bhd †	Malaysia	Malaysia	**100**	100	Investment holding
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Hutan Hijau Mas †	Indonesia	Indonesia	**92**	92	Plantation
P.T. Jabontara Eka Karsa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Karya Makmur Abadi †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Malindomas Perkebunan †	Indonesia	Indonesia	**92**	92	Plantation

NOTES ON THE FINANCIAL STATEMENTS

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2009	2008	Principal Activities
PLANTATIONS					
INDONESIA					
P.T. Menteng Jaya Sawit Perdana †	Indonesia	Indonesia	**80**	80	Plantation
P.T. Mulia Agro Permai †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Parit Sembada †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Sekarbumi Alamlestari †	Indonesia	Indonesia	**65**	48	Plantation
P.T. Langkat Nusantara Kepong †	Indonesia	Indonesia	**60**	-	Plantation
P.T. KLK Agriservindo †	Indonesia	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia	Indonesia	**95**	95	Bulking Installation
SINGAPORE					
Taiko Plantations (Singapore) Private Ltd †	Singapore	Singapore	**100**	-	Management of plantations
PEOPLE'S REPUBLIC OF CHINA					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
REPUBLIC OF MAURITIUS					
KLK (Mauritius) International Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
Verdant Plantations Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
BRITISH VIRGIN ISLANDS					
Double Jump Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Tri-Force Element Inc ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
Palm-Oleo (Klang) Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of fatty alcohol
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**90**	90	Manufacturing of fatty acids, glycerine and soap noodles
Shanghai Jinshan Jingwei Chemical Co Ltd †	People's Republic of China	People's Republic of China	**100**	100	Manufacturing of fatty amines, cationic surfactants and auxiliary materials for cosmetic, detergent, tobacco industries

NOTES ON THE FINANCIAL STATEMENTS

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2009	2008	Principal Activities
MANUFACTURING					
OLEOCHEMICALS					
KL-Kepong Nutrients Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of palm oil fatty acids products
KLK Oleo Europe GmbH †	Germany	Germany	**100**	100	Trading and distribution of oleochemicals
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Capital Glogalaxy Sdn Bhd	Malaysia	Malaysia	**100**	100	Trading in commodities
KLK Bioenergy Sdn Bhd (formerly known as Zoop Sdn Bhd)	Malaysia	Malaysia	**96**	-	Manufacturing of biofuels
KLK Oleo (Shanghai) Co Ltd †	People's Republic of China	People's Republic of China	**100**	-	Dormant
NON-IONIC SURFACTANTS AND ESTERS					
Dr. W. Kolb Holding AG †	Switzerland	Switzerland	**100**	100	Investment holding
Dr. W. Kolb AG †	Switzerland	Switzerland	**100**	100	Manufacturing of non-ionic surfactants and esters
Kolb Distribution AG †	Switzerland	Switzerland	**100**	100	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Netherlands BV †	Netherlands	Netherlands	**100**	100	Manufacturing of non-ionic surfactants and esters
Kolb Distribution BV †	Netherlands	Netherlands	**100**	100	Distribution of non-ionic surfactants and esters
Kolb Italia Srl †	Italy	Italy	**100**	100	Distribution of non-ionic surfactants and esters
Kolb France SARL †	France	France	**100**	100	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Deutschland GmbH †	Germany	Germany	**100**	100	Distribution of non-ionic surfactants and esters
Kolb Asia Pte Ltd †	Singapore	Singapore	**100**	100	Dormant
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Dormant
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
B.K.B. Europa SARL ††	France	France	**100**	100	Marketing of wood based products
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Soap Company Ltd †	England	England	**100**	100	Dormant

NOTES ON THE FINANCIAL STATEMENTS

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2009	2008	Principal Activities
MANUFACTURING					
NUTRACEUTICAL, COSMETOCEUTICAL & PHARMACEUTICAL PRODUCTS					
Davos Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products
Biogene Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Investment holding
Centros Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Manufacturing of pharmaceutical and bio-pharmaceutical intermediates
Davos Life Science Marketing Pte Ltd †	Singapore	Singapore	**51**	51	Sales and marketing
Helix Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Research and experimental development on plant micronutrients
STORAGE & DISTRIBUTION					
Stolthaven (Westport) Sdn Bhd	Malaysia	Malaysia	**51**	51	Storing and distribution of bulk liquid
RETAILING					
Crabtree & Evelyn Holdings Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Ltd †	England	England	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Trading Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Ltd †	England	England	**100**	100	Investment holding
Quillspur Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn London Ltd †	England	England	**-**	100	Dissolved
Crabtree & Evelyn Austria GmbH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmbH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe BV †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn London SA †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd *†	United States of America	United States of America	**100**	100	Manufacturing, retailing and distribution of toiletries
C&E Canada, Inc †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty Ltd †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Ltd †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Ltd †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc †	Philippines	Philippines	**-**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte Ltd †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Crabtree Global Resourcing Sdn Bhd	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn Bhd	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development

NOTES ON THE FINANCIAL STATEMENTS

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2009	2008	Principal Activities
PROPERTIES					
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Renting out of storage and office space
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
LPF Properties Sdn Bhd	Malaysia	Malaysia	**100**	100	In members' voluntary liquidation
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Ltd †	England	Malaysia	**100**	100	Investment holding
Kersten Holdings Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
OTHERS					
Crabtree & Evelyn Shop Ltd †	England	England	**100**	100	Manufacturing of jams
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance
KLK Capital Resources (L) Ltd	Malaysia	Malaysia	**100**	100	Raise financing by issuance of bonds

† Companies not audited by KPMG

Companies audited by overseas firms of KPMG International

†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

* The audit report of CE Holdings Ltd contains an emphasis of matter on material uncertainties in Crabtree & Evelyn Ltd ("C&E Ltd") relating to the outcome of ongoing legal proceedings and of the vote of creditors on the Plan of Reorganisation under Chapter 11 of The Bankruptcy Code. The financial statements of C&E Ltd do not include the adjustments that would result if C&E Ltd were unable to continue as a going concern or if the creditors agree to a different arrangement.

The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

NOTES ON THE FINANCIAL STATEMENTS

Associates	Country Of Incorporation	Group's Percentage Interest 2009	2008	Principal Activities
Applied Agricultural Resources Sdn Bhd	Malaysia	**50.0**	50.0	Agronomic service and research
Barry Callebaut Malaysia Sdn Bhd	Malaysia	**40.0**	40.0	Manufacturing of cocoa products
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Inactive
Esterol Sdn Bhd	Malaysia	**50.0**	50.0	Manufacturing of food esters
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	50.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**37.5**	37.5	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	30.0	Manufacturing and marketing of palm and other soft oils
Milljet Sdn Bhd	Malaysia	**40.0**	40.0	In creditors' liquidation
Pearl River Tyre (Holdings) Ltd	British Virgin Islands	**30.5**	30.5	Investment holding and manufacturing of tyres
Phytopharma Co Ltd	Japan	**22.8**	22.8	Import, export and distribution of herbal medicine and raw materials thereof, raw materials of pharmaceutical products and cosmetic products
Rainbow State Ltd	British Virgin Islands	**25.0**	25.0	Owning and operating of aircraft
MEO Trading Sdn Bhd	Malaysia	**30.0**	-	Trading in commodities

(b) Acquisition of subsidiaries
Subsidiaries acquired during the year ended 30 September 2009 were as follows:

Subsidiaries Acquired	Purchase Consideration RM'000	Group's Percentage Interest	Effective Acquisition Date
P.T. Sekarbumi Alamlestari	97,641	65	31 March 2009
P.T. Langkat Nusantara Kepong	19,193	60	9 June 2009
KLK Bioenergy Sdn Bhd (formerly known as Zoop Sdn Bhd)	248	96	31 August 2009

Out of the total purchase consideration of RM117,082,000, RM66,508,000 was satisfied by cash. The acquisitions were accounted for using the purchase method of accounting.

NOTES ON THE FINANCIAL STATEMENTS

The above acquisitions had the following effects on the Group's assets and liabilities on acquisition dates:

	Pre-acquisition Carrying Amount RM'000	Fair Value Adjustments RM'000	Recognised Values on Acquisition RM'000
(i) P.T. Sekarbumi Alamlestari			
Property, plant and equipment	11,451	5,976	17,427
Prepaid lease payments	466	5,610	6,076
Biological assets	6,998	75,532	82,530
Inventories	6,219	-	6,219
Trade and other receivables	18,419	-	18,419
Cash and cash equivalents	67,759	-	67,759
Trade and other payables	(8,850)	-	(8,850)
Deferred tax liabilities	-	(21,780)	(21,780)
Net identifiable assets and liabilities	102,462	65,338	167,800
Less: Minority interests			(58,731)
Revaluation reserve relating to previously held interest			(31,362)
			77,707
Goodwill on acquisition			19,934
Total purchase price			97,641
Transfer from associate			(50,574)
Total purchase price satisfied by cash			47,067
Less: Cash and cash equivalents of a subsidiary acquired			(67,759)
Cash inflow on acquisition of a subsidiary			(20,692)
(ii) P.T. Langkat Nusantara Kepong			
Cash and cash equivalents	17,250	-	17,250
Identifiable assets	17,250	-	17,250
Less: Minority interests			(6,900)
			10,350
Goodwill on consolidation			8,843
Total purchase price satisfied by cash			19,193
Less: Cash and cash equivalents of subsidiary acquired			(17,250)
Cash outflow on acquisition of subsidiary			1,943
(iii) KLK Bioenergy Sdn Bhd (formerly known as Zoop Sdn Bhd)			
Property, plant and equipment	33,968	-	33,968
Prepaid lease payments	3,328	-	3,328
Inventories	2,111	-	2,111
Trade and other receivables	1,582	-	1,582
Cash and cash equivalents	27	-	27
Trade and other payables	(26,699)	-	(26,699)
Borrowing	(14,194)	-	(14,194)
Net identifiable assets and liabilities	123	-	123
Goodwill on consolidation			125
Total purchase price satisfied by cash			248
Less: Cash and cash equivalents of a subsidiary acquired			(27)
Cash outflow on acquisition of a subsidiary			221

NOTES ON THE FINANCIAL STATEMENTS

In the post acquisition period to 30 September 2009, these subsidiaries contributed a net profit for the year of RM15,581,000 to the consolidated profit for the year as follows:

	Profit/(Loss) for the year RM'000
P.T. Sekarbumi Alamlestari	14,616
P.T. Langkat Nusantara Kepong	1,194
KLK Bioenergy Sdn Bhd (formerly known as Zoop Sdn Bhd)	(229)
Total	15,581

If the acquisitions had occurred on 1 October 2008, the Group's revenue and profit for the year would have been RM6,689,757,000 and RM648,667,000 respectively.

(c) Incorporation of subsidiaries
Subsidiaries incorporated during the year ended 30 September 2009 were as follows:

Subsidiaries Incorporated	**Group's Percentage Interest**	**Date of Incorporation**
Taiko Plantations (Singapore) Private Ltd	100	11 February 2009
KLK Oleo (Shanghai) Co Ltd	100	4 June 2009

40. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate income/expenses, tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, prepaid lease payments and biological assets.

Inter-segment pricing is determined based on current market prices.

The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacturing of oleochemicals, soap noodles, industrial amides, fatty amines, cationic surfactants, rubber gloves, parquet flooring products, nutraceutical, cosmetoceutical, pharmaceutical products, non-ionic surfactants and esters, biofuel and storing and distribution of bulk liquid
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, fixed income trust funds, investment in quoted and unquoted corporations and freehold investment properties
Others	Cereal and sheep farming, management services, money lending and raise financing by issuance of bonds

The accounting policies of the segments are consistent with the accounting policies of the Group.

NOTES ON THE FINANCIAL STATEMENTS

(a) Business segment

2009	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
Revenue								
Sale to external customers	3,376,875	2,585,788	605,180	30,804	37,958	21,703	-	6,658,308
Inter-segment sales	203,518	13,370	46	-	12,651	24,163	(253,748)	-
Total revenue	3,580,393	2,599,158	605,226	30,804	50,609	45,866	(253,748)	6,658,308
Results								
Segment results	955,110	35,524	(77,514)	10,320	37,958	(3,902)	-	957,496
Unallocated corporate expenses								(35,920)
Operating profit								921,576
Finance costs	(39,507)	(26,602)	(2,658)	-	-	(2)	-	(68,769)
Share of results of associates	13,883	18,313	-	2,359	-	-	-	34,555
Profit before taxation								887,362
Tax expense								(244,751)
Profit for the year								642,611
Assets								
Segment assets	3,744,372	2,494,617	350,142	352,882	1,367,205	55,599	-	8,364,817
Associates	48,651	121,993	-	24,946	-	14,789	-	210,379
Unallocated assets								29,135
Total assets								8,604,331
Liabilities								
Segment liabilities	1,258,073	975,114	106,082	26,688	166	1,857	-	2,367,980
Unallocated liabilities								293,582
Total liabilities								2,661,562
Other information								
Capital expenditure	211,350	201,964	11,901	134	56	2,657	-	428,062
Depreciation of property, plant and equipment	77,105	83,809	18,345	119	-	1,192	-	180,570
Amortisation of prepaid lease payments	6,083	773	-	-	-	27	-	6,883
Amortisation of biological assets	14,029	-	-	-	-	-	-	14,029
Non-cash expenses								
Property, plant and equipment written off	98	2,345	-	3	-	-	-	2,446
Retirement benefits provision	4,217	188	-	-	-	-	-	4,405
Amortisation of intangible assets	-	2,932	1,046	-	-	-	-	3,978
Impairment of property, plant and equipment	3,223	23,405	10,981	-	-	-	-	37,609
Impairment of intangible assets	-	1,985	-	-	-	-	-	1,985
Impairment in value of investment (included under unallocated corporate expenses)	-	-	-	-	-	-	-	9,600
Impairment in value of investment in an associate (included under unallocated corporate expenses)	-	-	-	-	-	-	-	13,551

NOTES ON THE FINANCIAL STATEMENTS

	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2008								
Revenue								
Sale to external customers	3,800,270	3,222,971	703,504	42,164	65,691	20,825	-	7,855,425
Inter-segment sales	473,491	29,359	148	-	21,091	48,222	(572,311)	-
Total revenue	4,273,761	3,252,330	703,652	42,164	86,782	69,047	(572,311)	7,855,425
Results								
Segment results	1,328,623	117,044	(4,259)	11,741	65,691	(3,065)	-	1,515,775
Unallocated corporate expenses								(48,326)
Operating profit								1,467,449
Finance costs	(24,312)	(34,503)	(5,065)	-	-	(320)	-	(64,200)
Share of results of associates	28,940	12,066	-	1,226	-	-	-	42,232
Profit before taxation								1,445,481
Tax expense								(355,976)
Profit for the year								1,089,505
Assets								
Segment assets	3,570,925	2,607,446	403,767	333,187	1,258,661	63,413	-	8,237,399
Associates	93,372	127,162	-	35,147	-	2,814	-	258,495
Unallocated assets								14,350
Total assets								8,510,244
Liabilities								
Segment liabilities	1,093,736	1,157,511	199,638	11,004	21	2,340	-	2,464,250
Unallocated liabilities								305,987
Total liabilities								2,770,237
Other information								
Capital expenditure	228,630	172,958	15,457	83	128	353	-	417,609
Depreciation of property, plant and equipment	72,707	87,550	20,413	318	-	873	-	181,861
Amortisation of prepaid lease payments	5,165	736	-	-	-	2	-	5,903
Amortisation of biological assets	12,481	-	-	-	-	-	-	12,481
Non-cash expenses								
Property, plant and equipment written off	3,730	4	-	-	-	-	-	3,734
Retirement benefits provision/(written back)	6,312	(7,669)	-	48	-	-	-	(1,309)
Amortisation of intangible assets	-	3,008	1,263	-	-	-	-	4,271
Impairment of property, plant and equipment	-	38,402	2,362	-	-	-	-	40,764
Impairment of intangible assets	-	3,169	-	-	-	-	-	3,169
Impairment of goodwill	-	32,876	-	-	-	-	-	32,876
Impairment in value of investment (included under unallocated corporate expenses)	-	-	-	-	-	-	-	100,800
Impairment in value of investment in an associate (included under unallocated corporate expenses)	-	-	-	-	-	-	-	13,390

NOTES ON THE FINANCIAL STATEMENTS

(b) Revenue from external customers by geographical location of customers

	2009 RM'000	2008 RM'000
Malaysia	**1,418,696**	1,583,471
Far East	**1,492,649**	1,663,129
Middle East	**70,745**	108,042
South East Asia	**1,076,502**	1,680,610
Southern Asia	**463,415**	245,557
Europe	**1,356,864**	1,525,500
North America	**567,060**	721,614
South America	**25,171**	49,452
Australia	**80,448**	136,891
Africa	**57,200**	55,668
Others	**49,558**	85,491
	6,658,308	7,855,425

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment Assets		**Additions to Capital Expenditure**	
	2009 RM'000	2008 RM'000	**2009 RM'000**	2008 RM'000
Malaysia	**5,423,489**	5,476,258	**196,015**	155,885
Indonesia	**1,535,135**	1,246,155	**168,654**	187,480
Australia	**75,090**	70,751	**6,338**	1,446
People's Republic of China	**439,269**	520,242	**15,519**	6,246
Europe	**777,779**	773,369	**37,581**	56,743
America	**148,790**	192,457	**2,496**	8,841
Others	**204,779**	231,012	**1,459**	968
	8,604,331	8,510,244	**428,062**	417,609

41. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit, price fluctuation and market risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to deposits with licensed banks, fixed income trust funds and cash and cash equivalents and bank borrowings. Short term borrowings are utilised for working capital purposes while long term borrowings are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk

The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

NOTES ON THE FINANCIAL STATEMENTS

(iv) Credit risk
Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(vi) Market risk
The Group's principal exposure to market risk arises mainly from changes in equity prices. The Group does not use derivative financial instruments to manage equity risk. The risk of loss in value is minimised via thorough analysis before making the investments and continuous monitoring of the performance and risk of the investments made. The Group manages disposal of its investments to optimise returns on realisation. Gains or losses on disposal are recognised in the income statement. Equity investments classified as non-current assets are held for long-term. Changes in market values of long-term investments, except where an impairment occurs or a permanent loss in value can be foreseen, do not affect the carrying amounts of the investments.

(b) Fair values
(i) Recognised financial instruments
In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short-term borrowings, the carrying amounts approximate fair values due to the relatively short-term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

		2009		2008	
	Note	**Carrying Amounts RM'000**	**Fair Values RM'000**	Carrying Amounts RM'000	Fair Values RM'000
Group					
Financial assets					
Other investments					
Quoted corporations	21	**243,476**	**249,980**	287,773	292,021
Unquoted corporations	21	**976**	*	997	*
Financial liabilities					
Term loans (non-current)					
Secured	32	**4,749**	**	21,536	**
Unsecured	32	**617,977**	**	399,308	**
Islamic medium term notes					
Unsecured	32	**500,000**	**	500,000	**
Company					
Financial assets					
Other investments					
Quoted corporation	21	**78,437**	**193,345**	78,437	201,838
Unquoted corporations	21	**652**	*	652	*
Financial liabilities					
Term loan (non-current)					
Unsecured	32	**403,900**	**	172,660	**
Islamic medium term notes					
Unsecured	32	**500,000**	**	500,000	**

The fair value of quoted shares is their quoted bid price at the balance sheet date.

NOTES ON THE FINANCIAL STATEMENTS

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments
The valuation of financial instruments not recognised in the balance sheets reflects their current market rates at the balance sheet date.

(a) The contracted amount and fair value of financial instruments not recognised in the balance sheets are:

	2009		2008	
	Contracted Amounts RM'000	**Fair Values RM'000**	Contracted Amounts RM'000	Fair Values RM'000
Group				
Commodity future contracts				
Sale contracts	**56,083**	**886**	33,037	2,867
Forward foreign exchange contracts				
Sale contracts	**759,627**	**9,718**	970,287	(45,904)
Purchase contracts	**33,927**	**(727)**	21,373	(1,663)
Company				
Forward foreign exchange contracts				
Sale contracts	**37,143**	**408**	40,425	(1,951)
Purchase contracts	**7,145**	**13**	-	-

(b) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH"), a subsidiary of the Company and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd ("BCM"), an associate, shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement:-

- KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for RM117.7 million which is inclusive of BCM's working capital; and
- BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the call option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and fifth anniversary starting from 30 April 2008.

42. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 7 December 2009.

DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 56 to 112 are drawn up in accordance with the Financial Reporting Standards and the Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Company as at 30 September 2009 and of their financial performance and cash flows for the year then ended.

On Behalf of the Board

R. M. ALIAS
(Chairman)

DATO' SERI LEE OI HIAN
(Chief Executive Officer)

7 December 2009

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 56 to 112 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
7th day of December 2009.)

FAN CHEE KUM

Before me:

WONG CHIN @ WONG YOON CHIN
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

REPORT OF THE AUDITORS

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF KUALA LUMPUR KEPONG BERHAD

Report on the Financial Statements

We have audited the financial statements of Kuala Lumpur Kepong Berhad, which comprise the balance sheets as at 30 September 2009 of the Group and of the Company, and the income statements, statements of changes in equity and cash flow statements of the Group and of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 56 to 112.

Directors' Responsibility for the Financial Statements

The Directors and the Management of the Company are responsible for the preparation and fair presentation of these financial statements in accordance with Financial Reporting Standards and the Companies Act, 1965 in Malaysia. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements have been properly drawn up in accordance with Financial Reporting Standards and the Companies Act, 1965 in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company as of 30 September 2009 and of their financial performance and cash flows for the year then ended.

Report on Other Legal and Regulatory Requirements

In accordance with the requirements of the Companies Act, 1965 in Malaysia, we also report the following:

(a) In our opinion, the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

(b) We have considered the accounts and the auditors' reports of all the subsidiaries of which we have not acted as auditors, which are indicated in Note 39 on the financial statements. We have also considered the unaudited financial statements of subsidiaries identified in Note 39 on the financial statements.

(c) We are satisfied that the accounts of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the financial statements of the Group and we have received satisfactory information and explanations required by us for those purposes.

(d) The audit reports on the accounts of the subsidiaries did not contain any qualification or any adverse comment made under Section 174(3) of the Act.

Other Matters

This report is made solely to the members of the Company, as a body, in accordance with Section 174 of the Companies Act, 1965 in Malaysia and for no other purpose. We do not assume responsibility to any other person for the content of this report.

KPMG
Firm Number: AF-0758
Chartered Accountants

NG SWEE WENG
Partner
Approval Number: 1414/03/10 (J/PH)
Chartered Accountant

Ipoh
7 December 2009

GROUP PROPERTIES & SHAREHOLDINGS



LOCATION OF THE GROUP'S PLANTATION OPERATIONS

AT 30 SEPTEMBER 2009



KEDAH
PERAK
Ipoh
(Head Office)
KELANTAN
PAHANG
SELANGOR
Kuala Lumpur
NEGERI SEMBILAN
JOHOR
Medan
Pekanbaru
SUMATERA
BELITUNG
Tanjung Pandan

GEOGRAPHICAL DISTRIBUTION

Peninsular Malaysia	Sabah	Indonesia	TOTAL
69,830 ha 29%	40,359 ha 16%	133,114 ha 55%	243,303 ha 100%

LEGEND

- ◆ With Palm Oil Mill
- ▲ With Kernel Crushing Plant
- ● With Rubber Factory
- ★ With Refinery

MALAYSIA

	Hectares
KEDAH	
① Pelam	2,526
② Batu Lintang ◆	2,017
③ Ghim Khoon	773
PERAK	
④ Lekir	4,141
⑤ Changkat Chermin ◆	2,540
⑥ Raja Hitam	1,490
⑦ Subur	1,290
⑧ Glenealy	1,063
⑨ Serapoh	936
⑩ Kuala Kangsar	847
⑪ Allagar	805
SELANGOR	
⑫ Tuan Mee ◆	1,556
⑬ Changkat Asa ◆ ●	1,544
⑭ Kerling	619
⑮ Sungai Gapi	603
NEGERI SEMBILAN	
⑯ Ayer Hitam	2,640
⑰ Batang Jelai	2,162
⑱ Jeram Padang ◆ ●	2,114
⑲ Kombok	1,916
⑳ Ulu Pedas	923
㉑ Gunong Pertanian	686
JOHOR	
㉒ Landak	4,451
㉓ Kekayaan ◆	4,436
㉔ Voules ●	2,977
㉕ Fraser	2,933
㉖ Paloh ◆	2,029
㉗ New Pogoh	1,560
㉘ Sungei Penggeli	951
㉙ Sungai Bekok	636
㉚ Ban Heng	631
㉛ See Sun	589
㉜ KLK Edible Oils ★	5
PAHANG	
㉝ Sungai Kawang	1,890
㉞ Renjok	1,579
㉟ Tuan	1,353
㊱ Selborne ●	1,282
㊲ Kemasul	459
KELANTAN	
㊳ Pasir Gajah ◆	2,655
㊴ Kuala Gris ●	2,429
㊵ Kerilla ●	2,191
㊶ Sungai Sokor	1,603
TOTAL	**69,830**

LOCATION OF THE GROUP'S PLANTATION OPERATIONS

AT 30 SEPTEMBER 2009


PHILIPPINES
THAILAND
Ipoh
(Head Office)
BRUNEI
Sandakan
Lahad Datu
Tawau
Medan
MALAYSIA
Kuala Lumpur
Tanjung
Redeb
Pekanbaru
Sampit
Tanjung
Pandan
INDONESIA
Jakarta


SABAH
Sandakan
43A
43B
Lahad Datu
44
42
Tawau
Tanjung
Redeb
56
57
55
KALIMANTAN
TIMUR
58
59
60
Sampit
KALIMANTAN
TENGAH

MALAYSIA

SABAH	Hectares
⓸② KDC Complex	
Jatika	3,508
Sigalong	2,864
Pangeran ◆	2,855
Sri Kunak	2,770
Pang Burong	2,548
Pinang	2,420
Tundong ◆◆	2,155
Ringlet	1,834
(43) GSSB Complex	
(43A) Bornion ◆	3,233
Segar Usaha	2,792
(43B) Tungku	3,418
Bukit Tabin	2,916
Rimmer ◆	2,730
Sungai Silabukan	2,654
Lungmanis ◆	1,656
(44) KLK Premier Oils ▲★	6
TOTAL	**40,359**

INDONESIA

BELITUNG	Hectares
(45) Steelindo Wahana Perkasa ◆	14,065
(46) Parit Sembada ◆	3,990
SUMATERA	
(47) Mandau ◆●▲	14,799
(48) Nilo ◆	14,660
(49) Gohor Lama ◆●	7,463
(50) Sekarbumi Alamlestari ◆	6,200
(51) Padang Brahrang ◆	5,003
(52) Bukit Lawang	3,355
(53) Tanjung Keliling ●	3,315
(54) Basilam	2,337
KALIMANTAN TIMUR	
(55) Jabontara Eka Karsa	14,086
(56) Malindomas Perkebunan	7,971
(57) Hutan Hijau Mas ◆	7,288
KALIMANTAN TENGAH	
(58) Karya Makmur Abadi	13,127
(59) Mulia Agro Permai	9,056
(60) Menteng Jaya Sawit Perdana	6,399
TOTAL	**133,114**

PROPERTIES HELD BY THE GROUP

AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
PLANTATIONS							
PENINSULAR MALAYSIA							
Ladang Landak Paloh, Johor	Leasehold	2068 and 2078	4,451	Oil palm estate	-	41,857	1979*
Ladang Kekayaan Paloh, Johor	Leasehold	2068 and 2078	4,436	Oil palm estate and palm oil mill	3	64,314	1979*
Ladang Lekir Manjung, Perak	Freehold	-	4,141	Oil palm estate	-	215,743	2008
Ladang Voules Segamat, Johor	Freehold	-	2,977	Oil palm and rubber estate and rubber factory	36	25,482	1979*
Ladang Fraser Kulai, Johor	Freehold	-	2,933	Oil palm estate	-	33,082	1979*
Ladang Pasir Gajah Kuala Krai, Kelantan	Freehold Leasehold	- 2326 and 2907	1,257 1,398	Oil palm and rubber estate and palm oil mill	28	20,174	1981* 1980*
Ladang Ayer Hitam Bahau, Negeri Sembilan	Freehold	-	2,640	Oil palm estate	-	38,638	1985
Ladang Changkat Chermin Manjung, Perak	Leasehold	2080	2,540	Oil palm estate and palm oil mill	26	130,134	2008
Ladang Pelam Kulim, Kedah	Freehold	-	2,526	Oil palm and rubber estate	-	39,432	1992
Ladang Kuala Gris Kuala Krai, Kelantan	Freehold	-	2,429	Rubber estate and rubber factory	9	30,065	1992
Ladang Kerilla Tanah Merah, Kelantan	Freehold	-	2,191	Oil palm and rubber estate and rubber factory	34	27,136	1992
Ladang Batang Jelai Rompin, Negeri Sembilan	Freehold	-	2,162	Oil palm and rubber estate	-	32,942	1985
Ladang Jeram Padang Bahau, Negeri Sembilan	Freehold	-	2,114	Oil palm and rubber estate, palm oil mill and rubber factory	20 20	31,254	1985
Ladang Paloh Paloh, Johor	Freehold	-	2,029	Oil palm estate and palm oil mill	37	28,402	1979*
Ladang Batu Lintang Serdang, Kedah	Freehold	-	2,017	Oil palm and rubber estate and palm oil mill	23	32,907	1986
Ladang Kombok Rantau, Negeri Sembilan	Freehold	-	1,916	Oil palm and rubber estate	-	32,330	1985
Ladang Sungei Kawang Lanchang, Pahang	Freehold	-	1,890	Oil palm and rubber estate	-	14,914	1979*
Ladang Sungai Sokor Tanah Merah, Kelantan	Freehold	-	1,603	Oil palm and rubber estate	-	16,868	1992

* Year of last revaluation.

PROPERTIES HELD BY THE GROUP
AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Ladang Renjok Bentong, Pahang	Freehold	-	1,579	Oil palm and rubber estate	-	16,025	1979*
Ladang New Pogoh Segamat, Johor	Freehold	-	1,560	Oil palm and rubber estate	-	14,579	1979*
Ladang Tuan Mee Sungai Buloh, Selangor	Freehold	-	1,556	Oil palm estate and palm oil mill	36	16,349	1979*
Ladang Changkat Asa Tanjong Malim, Perak	Freehold	-	1,544	Oil palm and rubber estate, palm oil mill and rubber factory	29 34	16,899	1979*
Ladang Raja Hitam Manjung, Perak	Freehold	-	1,490	Oil palm estate	-	77,644	2008
Ladang Tuan Bentong, Pahang	Freehold Leasehold	- Between 2030 and 2057	910 443	Oil palm and rubber estate	-	10,290	1979*
Ladang Subur Batu Kurau, Perak	Freehold	-	1,290	Oil palm estate	-	14,581	1986
Ladang Selborne Padang Tengku, Kuala Lipis Pahang	Freehold	-	1,282	Rubber estate and rubber factory	40	16,518	1992
Ladang Glenealy Parit, Perak	Freehold	-	1,063	Oil palm and rubber estate	-	14,820	1992
Ladang Sungei Penggeli Bandar Tenggara, Johor	Leased property	2087	951	Oil palm estate	-	8,804	1988
Ladang Serapoh Parit, Perak	Freehold	-	936	Oil palm and rubber estate	-	9,297	1979* 1992
Ladang Ulu Pedas Pedas, Negeri Sembilan	Freehold	-	923	Oil palm and rubber estate	-	17,510	1985
Ladang Kuala Kangsar Padang Rengas, Perak	Freehold Leasehold	- 2896	510 337	Oil palm and rubber estate	-	5,962	1979*
Ladang Allagar Trong, Perak	Freehold Leasehold	- 2908	549 256	Oil palm estate	-	12,684	1986
Ladang Ghim Khoon Serdang, Kedah	Freehold	-	773	Oil palm estate	-	18,941	1986
Ladang Gunong Pertanian Simpang Durian Negeri Sembilan	Leasehold	2077	686	Oil palm estate	-	9,943	1985
Ladang Sungai Bekok Bekok, Johor	Freehold	-	636	Oil palm estate	-	8,150	1979*
Ladang Ban Heng Pagoh, Muar, Johor	Freehold	-	631	Oil palm estate	-	8,137	1979*
Ladang Kerling Kerling, Selangor	Freehold	-	619	Oil palm and rubber estate	-	47,710	2002

* Year of last revaluation.

PROPERTIES HELD BY THE GROUP

AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Ladang Sungai Gapi Serendah, Selangor	Freehold	-	603	Oil palm estate	-	5,837	1979* 1985
Ladang See Sun Renggam, Johor	Freehold	-	589	Oil palm estate	-	10,105	1984
Ladang Kemasul Mengkarak, Pahang	Freehold	-	459	Rubber estate	-	1,008	1983
KL-Kepong Edible Oils Pasir Gudang, Johor	Leasehold	2045	5	Refinery	26	1,045	1985
			69,830				
SABAH							
Ladang Jatika Tawau	Leasehold	Between 2068 and 2083	3,508	Oil palm estate	-	47,630	1991
Ladang Tungku Lahad Datu	Leasehold	2085	3,418	Oil palm estate	-	26,698	1991*
Ladang Bornion Kinabatangan	Leasehold	2078	3,233	Oil palm estate and palm oil mill	11	37,303	1992
Ladang Bukit Tabin Lahad Datu	Leasehold	2079	2,916	Oil palm estate	-	32,390	1993
Ladang Sigalong Tawau	Leasehold	Between 2063 and 2079	2,864	Oil palm estate	-	31,913	1983
Ladang Pangeran Tawau	Leasehold	Between 2063 and 2080	2,855	Oil palm estate and palm oil mill	8	36,460	1983
Ladang Segar Usaha Kinabatangan	Leasehold	2077	2,792	Oil palm estate	-	31,956	1990*
Ladang Sri Kunak Tawau	Leasehold	Between 2063 and 2076	2,770	Oil palm estate	-	35,253	1983
Ladang Rimmer Lahad Datu	Leasehold	2085	2,730	Oil palm estate and palm oil mill	13	24,756	1991*
Ladang Sungai Silabukan Lahad Datu	Leasehold	2079	2,654	Oil palm estate	-	29,345	1993
Ladang Pang Burong Tawau	Leasehold	Between 2063 and 2080	2,548	Oil palm estate	-	36,731	1983
Ladang Pinang Tawau	Leasehold	Between 2067 and 2085	2,420	Oil palm estate	-	30,930	1983
Ladang Tundong Tawau	Leasehold	Between 2063 and 2073	2,155	Oil palm estate and palm oil mills	22 & 26	27,891	1983
Ladang Ringlet Tawau	Leasehold	Between 2067 and 2080	1,834	Oil palm estate	-	15,858	1989
Ladang Lungmanis Lahad Datu	Leasehold	2085	1,656	Oil palm estate and palm oil mill	9	15,835	1991*
KLK Premier Oils Lahad Datu	Leasehold	2066	4	Kernel crushing plant and refinery	6 2	20,763	1998
	Leasehold	2912	2	Vacant land	-	2,367	2007
			40,359				

* Year of last revaluation.

PROPERTIES HELD BY THE GROUP
AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition
INDONESIA							
Kebun Mandau Riau, Sumatera	Hak Guna Usaha	Between 2020 and 2075	14,799	Oil palm and rubber estate, palm oil mill, rubber factory and kernel crushing plant	 6 10 2	108,664	1996
Kebun Nilo Riau, Sumatera	Hak Guna Usaha	2083	12,860	Oil palm estate and palm oil mill	7	125,988	1996
	Izin Lokasi	-	1,800			16,556	2005
Kebun Jabontara Eka Karsa Berau, Kalimantan Timur	Hak Guna Usaha	2033	14,086	Oil palm estate	-	40,406	2006
Kebun Steelindo Wahana Perkasa, Belitung	Hak Guna Usaha	2020	14,065	Oil palm estate and palm oil mill	10	47,444	1994
Kebun Karya Makmur Abadi Mentaya Hulu Kalimantan Tengah	Izin Lokasi	-	13,127	Oil palm estate	-	30,645	2007
Kebun Mulia Agro Permai Baamang, Kalimantan Tengah	Hak Guna Usaha	2040	9,056	Oil palm estate	-	62,231	2006
Kebun Malindomas Perkebunan Berau, Kalimantan Timur	Hak Guna Usaha	2043	7,971	Oil palm estate	-	114,885	2007
Kebun Gohor Lama Langkat, Sumatera Utara	Leased property	2039	7,463	Oil palm and rubber estate, palm oil mill and rubber factory	31 35	151	2009
Kebun Hutan Hijau Mas Berau, Kalimantan Timur	Hak Guna Usaha	2043	7,288	Oil palm estate and palm oil mill	1	94,286	2007
Kebun Menteng Jaya Sawit Perdana, Mentaya Hilir Utara Kalimantan Tengah	Izin Lokasi	-	6,399	Oil palm estate	-	20,921	2007
Kebun Sekarbumi Alamlestari Riau, Sumatera	Hak Guna Usaha	2049	6,200	Oil palm estate and palm oil mill	13	97,078	2009
Kebun Padang Brahrang Langkat, Sumatera Utara	Leased property	2039	5,003	Oil palm estate and palm oil mill	25	102	2009
Kebun Parit Sembada Belitung	Hak Guna Usaha	2020	3,990	Oil palm estate and palm oil mill	2	35,125	2003
Kebun Bukit Lawang Langkat, Sumatera Utara	Leased property	2039	3,355	Oil palm and rubber estate	-	712	2009
Kebun Tanjung Keliling Langkat, Sumatera Utara	Leased property	2039	3,315	Oil palm and rubber estate and rubber factory	35	217	2009
Kebun Basilam Langkat, Sumatera Utara	Leased property	2039	2,337	Oil palm and rubber estate	-	65	2009
			133,114				
OTHER OPERATIONS							
MALAYSIA							
KL-Kepong Oleomas Klang, Selangor	Leasehold	2097	10 9	Oleochemicals factory Under construction	3	47,449	2004

PROPERTIES HELD BY THE GROUP

AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition
Stolthaven (Westport) Klang, Selangor	Leased property	2024	11	Bulking installation	12	16,473	2006
Palm-Oleo Rawang, Selangor	Freehold	-	8	Oleochemicals factory	18	5,785	1991
Palm-Oleo (Klang) Klang, Selangor	Leased property	2088	7	Oleochemicals factory	18 & 28	35,695	2007
B.K.B. Hevea Products Ipoh, Perak	Leasehold	2089	5	Parquet factory	15	7,092	1994
Masif Latex Products Lahat, Perak	Freehold	-	4	Rubber gloves factory	20	5,734	1995
KSP Manufacturing Rawang, Selangor	Freehold	-	4	Soap noodles factory	13	4,841	1994
Palmamide Rawang, Selangor	Freehold	-	3	Industrial amides factory	13	3,892	1994
KLK Bioenergy Shah Alam, Selangor	Leasehold	2074	1	Biodiesel plant	24	3,694	2009
			62				
KL-Kepong Country Homes Ijok, Selangor	Freehold Leasehold	- 2082	1,072 10	Property development	-	27,986	1979
Colville Holdings Setul, Negeri Sembilan	Freehold	-	422	Property development	-	10,428	1985
KL-Kepong Property Development Gombak, Selangor	Freehold	-	403	Property development	-	133,225	2004
Palermo Corporation Bagan Samak, Kedah	Freehold	-	353	Property development	-	13,042	1986
Kompleks Tanjong Malim Tanjong Malim, Perak	Freehold	-	184	Property development	-	7,818	1979
KL-Kepong Complex Sungai Buloh, Selangor	Freehold	-	8	Property development	-	2,806	1979
			2,452				
Tinagat Tawau, Sabah	Leasehold	Between 2921 and 2928	2	Town Office and warehouse	16	1,150	1992
Wisma Taiko 1, Jalan S.P. Seenivasagam Ipoh, Perak	Freehold Leasehold	- 2892	2,984 sq m 2,403 sq m	Head Office building	24	5,082 1,601	1983 2000
Brecon Holdings Bandar Glenmarie, Selangor	Freehold	-	3,923 sq m	Office building^	14	4,502	2004
10, Persiaran Gopeng Satu Ipoh, Perak	Freehold	-	1,843 sq m	Office building	35	84	2008

Titled area is in hectares except otherwise indicated.
^ Investment properties.

PROPERTIES HELD BY THE GROUP
AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
10, Jalan Kelab Golf Ipoh, Perak	Freehold	-	9,990 sq m	Training school	80	1	1981
Annexe & Brunwells Port Dickson, Negeri Sembilan	Freehold	-	13,339 sq m	Holiday bungalows	61	29	1972
Bunge & Arundel Fraser's Hill, Pahang	Leasehold	Between 2025 and 2026	8,981 sq m	Holiday bungalows	60	113	1972
5B, Jalan Tun Dr Ismail Ipoh, Perak	Leasehold	2893	2,849 sq m	Residential bungalow	43	1	1978
3, Jalan Taman U Thant Kuala Lumpur	Freehold	-	2,092 sq m	Residential bungalow	47	1	1974
Lot 20, Jalan Tengah Nipah Taman Executive Lahad Datu, Sabah	Leasehold	2032	1,105 sq m	Residential bungalow	5	210	2004
7, Persiaran Zarib 11A Taman Pinji Mewah Lahat, Perak	Leasehold	2092	626 sq m	Residential bungalow	7	163	2003
146, Jalan Dedap Batik Sierramas Sungai Buloh, Selangor	Freehold	-	556 sq m	Residential bungalow^	12	585	1995
Lot 17, Jalan Silam Bandar Sri Perdana Lahad Datu, Sabah	Leasehold	2908	457 sq m	Residential semi-detached house	5	105	2004
Lot 18, Jalan Silam Bandar Sri Perdana Lahad Datu, Sabah	Leasehold	2908	456 sq m	Residential semi-detached house	5	105	2004
Lot 19, Jalan Silam Bandar Sri Perdana Lahad Datu, Sabah	Leasehold	2908	455 sq m	Residential semi-detached house	5	105	2004
Lot 20, Jalan Silam Bandar Sri Perdana Lahad Datu, Sabah	Leasehold	2908	454 sq m	Residential semi-detached house	5	105	2004
Jalan Caldwell Ipoh, Perak	Leasehold	2103	6,070 sq m	Vacant lot	-	1,968	2008
A33, Lembah Beringin Homestead, Selangor	Freehold	-	4,317 sq m	Bungalow lot	-	285	1994
			8				
AUSTRALIA							
Erregulla Farm Mingenew, Western Australia	Freehold	-	5,290	Sheep and cereal farm	-	3,710	1989*
Warrening Gully Farm Williams, Western Australia	Freehold	-	3,089	Sheep and cereal farm	-	6,577	1989*
42-46, Fairchild Street Heatherton, Victoria	Freehold	-	6,856 sq m	Office and warehouse building	6	11,783	2004
			8,380				

Titled area is in hectares except otherwise indicated.
* Year of last revaluation.
^ Investment properties.

PROPERTIES HELD BY THE GROUP
AT 30 SEPTEMBER 2009

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition
PEOPLE'S REPUBLIC OF CHINA							
Taiko Palm-Oleo (Zhangjiagang) Zhangjiagang City, Jiangsu	Leasehold	2054	20	Oleochemicals factory	4	28,658	2004
Dingong Miao Baisha Zhou, Wuchang, Wuhan	Leasehold	2044	3	Refinery	14	10,255	1995
Shanghai Jinshan Jingwei Chemical Tinglin Town, Jinshan, Shanghai	Leasehold	2052	2	Oleochemicals factory	4	8,420	2008
Nanjiang Port Area Tianjin	Leasehold	2045	2	Bulking installation	13	6,577	1997
9, Cuiyan East Road TEDA, Tianjin	Leasehold	2041	143 sq m	Residential apartment	15	39	1996
4B2, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	115 sq m	Residential apartment	14	79	1995
3B3, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	102 sq m	Residential apartment	14	74	1995
3B4, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	88 sq m	Residential apartment	14	65	1995
			27				
NETHERLANDS							
Dr. W. Kolb Netherlands BV Westelijke, Randweg, Klundert Moerdijk	Freehold	-	5	Non-ionic surfactants and esters factory	16	49,334	2007
			3	Vacant land	-	16,520	2007
			8				
SWITZERLAND							
Dr. W. Kolb AG Maienbrunnenstrasse, Hedingen	Freehold	-	2	Non-ionic surfactants and esters factory	9 to 45	58,802	2007
UNITED KINGDOM							
Pontyclun Wales	Freehold	-	2	Toiletries factory	46	9,200	1995
Standard Soap Ashby-de-la Zouch Leicestershire	Freehold	-	2	Soap factory	44	7,953	1995
27, Kelso Place Kensington, London	Freehold	-	400 sq m	Office building	128	25,231	2001
52, Kingston House East London	Leasehold	2204	132 sq m	Residential apartment	53	5,090	2001
			4				
UNITED STATES							
Woodstock Connecticut	Freehold	-	16	Office and toiletries factory	26	12,668	1996
Group Total			254,262				

Titled area is in hectares except otherwise indicated.

MOVEMENT IN SHARE PRICE OF KUALA LUMPUR KEPONG BERHAD


RM8.10
RM8.20
RM8.60
RM9.79
RM10.36
RM10.26
RM11.20
RM 11.47
RM11.94
RM12.15
RM13.11
RM13.66
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Oct' 08
Nov' 08
Dec' 08
Jan' 09
Feb' 09
Mac' 09
Apr' 09
May' 09
Jun' 09
Jul' 09
Aug' 09
Sep' 09
Monthly average closing price

CHANGES IN SHARE CAPITAL OF KUALA LUMPUR KEPONG BERHAD

Date of allotment	No. of Shares allotted	Par value RM	Type of issue/Consideration	Cumulative issued and paid-up share capital RM
06.07.73	2	1.00	Subscribers' shares	2
01.10.73	147,500,374	1.00	Issue of shares under a scheme of reconstruction	147,500,376
26.05.76	5,000,000	1.00	Allotment of shares to the minority shareholders of Kepong Plantations Bhd **("KPB")** in exchange for their shareholdings in KPB	152,500,376
10.05.78	15,000,000	1.00	Bumiputera issue at RM1.15 per share	167,500,376
30.04.81	167,500,376	1.00	Bonus issue of 1 for 1	335,000,752
31.03.84	43,000,000	1.00	Bumiputera issue at RM1.70 per share	378,000,752
17.11.86	43,900,000	1.00	Bumiputera issue at RM1.80 per share	421,900,752
19.03.87	1,800,000	1.00	Special issue of shares to KLK Group's employees at RM1.80 per share	423,700,752
15.08.92	51,500,000	1.00	Issue of shares to Batu Kawan Berhad **("BKB")** at RM3.60 per share in satisfaction for the acquisition of BKB's plantation assets and two wholly-owned subsidiaries	475,200,752
02.04.96	237,600,376	1.00	Bonus issue of 1 for 2	712,801,128
29.10.98 & 30.10.98	(285,000)	1.00	Shares bought back and cancelled	712,516,128
08.03.07	354,988,564	1.00	Bonus issue of 1 for 2	1,067,504,692

SHAREHOLDING STATISTICS

AT 30 NOVEMBER 2009

Authorised share capital	–	RM5,000,000,000
Issued & fully paid-up capital	–	RM1,067,504,692
Class of shares	–	Shares of RM1 each

Breakdown of Shareholdings

Size Of Shareholdings	No. Of Shareholders	No. Of Shares	% Of Issued Share Capital#
Less than 100	116	3,335	0.00
100 to 1,000	1,398	1,016,860	0.10
1,001 to 10,000	3,427	13,521,336	1.27
10,001 to 100,000	1,371	43,992,043	4.13
100,001 to less than 5% of issued shares	424	370,090,441	34.75
5% and above of issued shares	2	636,341,677	59.75
TOTAL	6,738	1,064,965,692	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. Of Shares	% Of Issued Share Capital#
1.	Batu Kawan Bhd	486,154,077	45.65
2.	Employees Provident Fund Board	150,187,600	14.10
3.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	47,139,558	4.43
4.	Valuecap Sdn Bhd	16,907,100	1.59
5.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 1)	11,728,200	1.10
6.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Wawasan 2020	11,530,700	1.08
7.	Batu Kawan Bhd	9,747,450	0.92
8.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	8,993,600	0.84
9.	HSBC Nominees (Tempatan) Sdn Bhd – Nomura Asset Mgmt Malaysia for Employees Provident Fund	7,000,000	0.66
10.	HSBC Nominees (Asing) Sdn Bhd – BNY Brussels for Market Vectors - Agribusiness ETF	6,704,170	0.63
11.	Citigroup Nominees (Tempatan) Sdn Bhd – Exempt AN for Prudential Fund Management Bhd	6,318,300	0.59
12.	Citigroup Nominees (Asing) Sdn Bhd – Royal Bank of Scotland as Depository for First State Asia Pacific Leader Fund (CB LDN)	5,576,000	0.52
13.	HSBC Nominees (Asing) Sdn Bhd – BBH and Co Boston for Vanguard Emerging Markets Stock Index Fund	4,345,608	0.41
14.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Didik	4,182,100	0.39
15.	Amsec Nominees (Tempatan) Sdn Bhd – Amtrustee Bhd for CIMB Islamic Dali Equity Growth Fund (UT-CIMB-DALI)	4,041,500	0.38
16.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (BVI)	3,900,000	0.37
17.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	3,886,050	0.36
18.	Permodalan Nasional Bhd	3,853,500	0.36
19.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.S.A.)	3,836,100	0.36
20.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.A.E.)	3,805,348	0.36
21.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Malaysia	3,804,800	0.36
22.	Alliancegroup Nominees (Tempatan) Sdn Bhd – PHEIM Asset Management Sdn Bhd for Employees Provident Fund	3,670,000	0.34
23.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Public Islamic Dividend Fund	3,258,000	0.31
24.	SBB Nominees (Tempatan) Sdn Bhd – Employees Provident Fund Board	3,252,000	0.31
25.	Citigroup Nominees (Asing) Sdn Bhd – Exempt AN for OCBC Securities Pte Ltd (Client A/C – NR)	3,221,200	0.30

SHAREHOLDING STATISTICS

AT 30 NOVEMBER 2009

	Name	No. Of Shares	% Of Issued Share Capital#
26.	Cartaban Nominees (Asing) Sdn Bhd – State Street for IShares, Inc	3,210,100	0.30
27.	Yeoh Chin Hin Investments Sdn Bhd	3,058,500	0.29
28.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for J.P. Morgan Bank Luxembourg S.A.	3,040,295	0.29
29.	AM Nominees (Tempatan) Sdn Bhd – Employees Provident Fund Board (A/C1)	2,916,850	0.27
30.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for The Bank of New York Mellon (Mellon Acct)	2,715,050	0.25
		831,983,756	78.12

\# Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

	Name	Number Of Shares			% Of Issued Share Capital#
		Direct	Deemed Interested	Total	
1.	Batu Kawan Bhd *	495,901,527	-	495,901,527	46.57
2.	Employees Provident Fund Board (KWSP) **	171,326,050	-	171,326,050	16.09

* Wan Hin Investments Sdn Bhd group of companies are substantial shareholders of Batu Kawan Bhd and by virtue of Section 6A of the Companies Act, 1965, are also deemed substantial shareholders of the Company. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are substantial shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

Name	Number Of Shares			% Of Issued Share Capital#
	Direct	Deemed Interested	Total	
Dato' Seri Lee Oi Hian	72,000	496,350,027	496,422,027	46.61
Dato' Lee Hau Hian	83,250	496,350,027	496,433,277	46.61
Di-Yi Sdn Bhd	-	496,350,027	496,350,027	46.61
High Quest Holdings Sdn Bhd	-	496,350,027	496,350,027	46.61
Wan Hin Investments Sdn Bhd and group	448,500	495,901,527	496,350,027	46.61

** Includes those held through various nominee companies and portfolio managers.

\# Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

NOTICE OF MEETING

Notice is hereby given that the Thirty-seventh Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 24 February 2010 at 12.00 noon for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2009 and the Directors' and Auditors' reports thereon. **(Ordinary Resolution 1)**

2. To approve the payment of a final single tier dividend of 30 sen per share. **(Ordinary Resolution 2)**

3. To re-elect Dato' Lee Hau Hian who retires by rotation in accordance with Article 91(A) of the Company's Articles of Association. **(Ordinary Resolution 3)**

4. To re-elect Mr. Kwok Kian Hai who retires in accordance with Article 91(E) of the Company's Articles of Association. **(Ordinary Resolution 4)**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **(Ordinary Resolution 5)**
   (ii) R. M. Alias **(Ordinary Resolution 6)**
   (iii) Datuk Abdul Rahman bin Mohd. Ramli **(Ordinary Resolution 7)**

6. To fix and approve Directors' fees for the year ended 30 September 2009 amounting to RM925,753. (2008: RM849,000) **(Ordinary Resolution 8)**

7. To appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 9)**

8. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

   (i) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **(Ordinary Resolution 10)**

   "THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 106,400,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 1,064,965,692 shares of RM1.00 each as at 30 November 2009) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2009 was RM1,423 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

   AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions,

NOTICE OF MEETING

modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS **(Ordinary Resolution 11)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 23 December 2009 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

(iii) PROPOSED EX-GRATIA PAYMENT OF RM350,000 TO YM TENGKU ROBERT HAMZAH **(Ordinary Resolution 12)**

"THAT an ex-gratia payment of Ringgit Malaysia Three Hundred and Fifty Thousand only (RM350,000) by the Company to YM Tengku Robert Hamzah in recognition and appreciation of his long service and contribution to the Company, be and is hereby approved;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the proposed ex-gratia payment with full powers to assent to any modifications, variations and/or amendments (if any) as the Directors may deem fit or necessary in connection with the proposed ex-gratia payment."

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

23 December 2009

NOTICE OF MEETING

NOTES

Appointment of Proxy

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting. Faxed or emailed copies of the duly executed proxy form are not acceptable.

General Meeting Record of Depositors

For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.16(2) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, a Record of Depositors as of 17 February 2010 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

Dividend Entitlement and Payment

The final single tier dividend, if approved, will be paid on 17 March 2010 to all shareholders on the Register of Members as at 25 February 2010.

A Depositor with the Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 23 February 2010 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 25 February 2010 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

Special Business

(i) Proposed Authority to Buy Back Shares

Ordinary Resolution 10 proposed under Item 8(i) of the Agenda, if passed, is to give authority to the Directors to buy back the Company's own shares through Bursa Malaysia Securities Berhad at any time within the time period stipulated by utilising the funds allocated out of the retained profits of the Company.

(ii) Proposed Shareholders' Mandate

Ordinary Resolution 11 proposed under Item 8(ii) of the Agenda, if passed, will enable the Group to enter into Recurrent Related Party Transactions of a Revenue or Trading Nature in the ordinary course of business which are required for the Group's day-to-day operations and made on normal commercial terms not more favourable to the related parties than those generally available to the public, and are not to the detriment of the minority shareholders of the Company.

The procurement of the Proposed Shareholders' Mandate would reduce substantially administrative time, effort and expenses associated with the convening of separate general meetings to seek shareholders' approval as and when potential Recurrent Related Party Transactions arise.

The authority given for Ordinary Resolutions 10 and 11 mentioned above unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company. Further information is set out in the Circular to Shareholders of the Company dated 23 December 2009 which is despatched together with the Company's 2009 Annual Report.

(iii) Proposed Ex-Gratia Payment

Ordinary Resolution 12 proposed under Item 8(iii) of the Agenda, if passed, will enable the Company to grant an ex-gratia payment of RM350,000 to YM Tengku Robert Hamzah ("TRH").

TRH, a Senior Independent Non-Executive Director who has served the Company continuously for approximately 34 years, will be retiring at the forthcoming Annual General Meeting pursuant to Section 129(2), Companies Act 1965 and will not be standing for re-appointment. During his tenure of service, he was not paid any additional remuneration apart from his normal Director's fees. It is the Board's intention that only Non-Executive Directors of the Company with more than 20 years service, be considered for receiving any ex-gratia payment upon their retirement from the Board.

(A proxy form is enclosed with this Annual Report.)

NOTIS MESYUARAT

Notis dengan ini diberi bahawa Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Tujuh akan diadakan di Pejabat Berdaftar, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia pada hari Rabu, 24 Februari 2010 pada pukul 12.00 tengahari bagi tujuan-tujuan berikut:

1. Untuk menerima dan mempertimbangkan penyata kewangan bagi tahun berakhir 30 September 2009 dan laporan Pengarah dan Juruaudit mengenainya. **(Resolusi Biasa 1)**

2. Untuk meluluskan pembayaran dividen akhir satu peringkat sebanyak 30 sen sesaham. **(Resolusi Biasa 2)**

3. Untuk memilih semula Dato' Lee Hau Hian yang bersara secara giliran selaras dengan Artikel 91(A) Tataurusan Pertubuhan Syarikat. **(Resolusi Biasa 3)**

4. Untuk memilih semula Encik Kwok Kian Hai yang bersara selaras dengan Artikel 91(E) Tataurusan Pertubuhan Syarikat. **(Resolusi Biasa 4)**

5. Untuk mempertimbangkan dan, jika difikirkan sesuai, meluluskan resolusi menurut Seksyen 129(6) Akta Syarikat, 1965 bagi melantik semula para Pengarah Syarikat berikut dan untuk memegang jawatan sehingga Mesyuarat Agung Tahunan Syarikat yang berikutnya:

   (i) Tan Sri Dato' Thong Yaw Hong **(Resolusi Biasa 5)**
   (ii) R. M. Alias **(Resolusi Biasa 6)**
   (iii) Datuk Abdul Rahman bin Mohd. Ramli **(Resolusi Biasa 7)**

6. Untuk menetap dan meluluskan yuran Pengarah bagi tahun berakhir 30 September 2009 berjumlah RM925,753. (2008: RM849,000) **(Resolusi Biasa 8)**

7. Untuk melantik Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan imbuhan mereka. **(Resolusi Biasa 9)**

8. Sebagai URUSAN KHAS, untuk mempertimbangkan dan, jika difikirkan sesuai, meluluskan Resolusi berikut:

   (i) CADANGAN KUASA MEMBELI BALIK SAHAM SENDIRI OLEH SYARIKAT DENGAN JUMLAH TIDAK MELEBIHI 10% DARIPADA JUMLAH MODAL SAHAM DITERBIT DAN BERBAYAR SYARIKAT **(Resolusi Biasa 10)**

   "BAHAWA, kuasa dengan ini diberi kepada para Pengarah Syarikat untuk membeli balik sejumlah saham biasa Syarikat berharga RM1.00 sesaham ("Kuasa untuk Membeli Balik Saham") sebagaimana yang mungkin ditentukan oleh para Pengarah dari semasa ke semasa melalui Bursa Malaysia Securities Berhad ("Bursa Malaysia") atas terma dan syarat seperti yang mungkin dianggap sesuai dan wajar oleh para Pengarah untuk kepentingan Syarikat dengan syarat bahawa bilangan agregat saham yang dibeli menurut resolusi ini tidak melebihi 10% daripada jumlah modal saham diterbit dan berbayar Syarikat (bersamaan dengan 106,400,000 saham dalam Syarikat berdasarkan modal saham diterbit dan berbayarnya [tidak termasuk saham-saham perbendaharaan] sebanyak 1,064,965,692 saham berharga RM1.00 sesaham pada 30 November 2009) dan bahawa dalam jumlah tidak melebihi jumlah keuntungan tersimpan Syarikat diperuntukkan bagi Kuasa untuk Membeli Balik Saham (keuntungan tersimpan beraudit Syarikat pada 30 September 2009 adalah sebanyak RM1,423 juta) DAN BAHAWA para Pengarah boleh mengambil keputusan untuk membatalkan saham-saham yang telah dibeli tersebut dan/atau menyimpan saham-saham berkenaan sebagai saham perbendaharaan;

   DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa untuk melakukan segala tindakan dan perkara bagi memberi kesan sepenuhnya kepada Kuasa untuk Membeli Balik

NOTIS MESYUARAT

Saham tersebut dengan kuasa penuh untuk menyetujui sebarang syarat, pengubahan, penilaian semula, pembezaan dan/atau pindaan (jika ada) seperti yang mungkin dikenakan oleh pihak-pihak berkuasa yang berkaitan DAN BAHAWA Kuasa tersebut hendaklah berkuatkuasa selepas resolusi biasa ini diluluskan dan akan tamat pada penutupan Mesyuarat Agung Tahunan ("AGM") Syarikat yang berikutnya selepas kelulusan resolusi biasa ini atau tamat tempoh di mana AGM berikutnya dikehendaki oleh undang-undang untuk diadakan (kecuali jika ia dibatalkan atau diubah oleh resolusi biasa para pemegang saham Syarikat dalam mesyuarat agung) tetapi tidak sehingga menjejaskan penyelesaian sesuatu pembelian oleh Syarikat sebelum tarikh tamat yang dinyatakan tersebut dan, dalam apa jua keadaan, selaras dengan peruntukan-peruntukan garis panduan yang dikeluarkan oleh Bursa Malaysia atau mana-mana pihak berkuasa yang berkaitan."

(ii) CADANGAN MANDAT PEMEGANG SAHAM BAGI URUSNIAGA PIHAK BERKAITAN YANG BERULANGAN **(Resolusi Biasa 11)**

"BAHAWA, kelulusan dengan ini diberi kepada Syarikat dan/atau syarikat-syarikat subsidiarinya untuk memeterai urusniaga berulangan berbentuk hasil atau perdagangan dengan pihak-pihak berkaitan yang perlu untuk operasi harian Syarikat dan/atau syarikat subsidiarinya dan dijalankan dalam perjalanan biasa perniagaan atas terma komersial biasa yang tidak lebih memihak kepada pihak-pihak berkaitan berbanding yang secara amnya tersedia kepada umum dan tidak menjejaskan para pemegang saham minoriti seperti yang dinyatakan dalam Lampiran Bahagian B, Pekeliling kepada Pemegang Saham Syarikat bertarikh 23 Disember 2009 ("Mandat");

DAN BAHAWA, para Pengarah adalah dan dengan ini diberi kuasa untuk melakukan segala tindakan dan perkara (termasuk melaksanakan semua dokumen yang mungkin diperlukan) seperti yang mungkin mereka fikirkan wajar atau perlu untuk memberi kesan penuh kepada Mandat, dengan kuasa penuh untuk menyetujui sebarang syarat, pengubahan, penilaian semula, pembezaan dan/ atau pindaan (jika ada) seperti yang mungkin dikenakan oleh pihak-pihak berkuasa yang berkaitan DAN BAHAWA Mandat tersebut hendaklah berkuatkuasa selepas resolusi biasa ini diluluskan dan akan tamat pada penutupan Mesyuarat Agung Tahunan ("AGM") Syarikat yang berikutnya selepas kelulusan resolusi biasa ini atau tamat tempoh di mana AGM berikutnya dikehendaki oleh undang-undang untuk diadakan tetapi hendaklah tidak berlanjutan hingga ke suatu pelanjutan yang mungkin dibenarkan menurut Seksyen 143(2) Akta Syarikat, 1965 (kecuali jika ia dibatalkan atau diubah oleh resolusi biasa para pemegang saham Syarikat dalam mesyuarat agung)."

(iii) CADANGAN PEMBAYARAN EX-GRATIA SEBANYAK RM350,000 KEPADA YM TENGKU ROBERT HAMZAH **(Resolusi Biasa 12)**

"BAHAWA satu pembayaran ex-gratia sebanyak Ringgit Malaysia Tiga Ratus Lima Puluh Ribu sahaja (RM350,000) oleh Syarikat kepada YM Tengku Robert Hamzah bagi mengiktiraf dan menghargai perkhidmatan lama dan sumbangan beliau kepada Syarikat, adalah dan dengan ini diluluskan;

DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa untuk melakukan segala tindakan dan perkara untuk memberi kesan penuh kepada cadangan pembayaran ex-gratia ini dengan kuasa penuh untuk menyetujui sebarang pengubahan, pembezaan dan/atau pindaan (jika ada) sebagaimana yang mungkin difikirkan sesuai atau perlu oleh para Pengarah berhubung dengan cadangan pembayaran ex-gratia tersebut."

Atas Arahan Lembaga Pengarah
YAP MIOW KIEN
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak
Malaysia.

23 Disember 2009

NOTIS MESYUARAT

NOTA

Pelantikan Proksi

(1) Seorang ahli Syarikat yang layak untuk hadir dan mengundi di mesyuarat adalah berhak untuk melantik tidak lebih daripada dua orang proksi untuk mengundi bagi pihaknya. Seorang proksi boleh tetapi tidak semestinya ahli Syarikat dan peruntukan Seksyen 149(1)(b) Akta Syarikat, 1965 tidak diguna pakai. Jika ahli melantik dua orang proksi, pelantikan tersebut tidak akan sah melainkan beliau menyatakan bahagian pegangannya yang akan diwakili oleh setiap proksi.

(2) Suratcara pelantikan proksi dan kuasa peguam atau kuasa lain (jika ada) yang telah ditandatangani atau diberi kuasa hendaklah disampai di Pejabat Berdaftar Syarikat tidak lewat dari 48 jam sebelum masa yang ditetapkan untuk mesyuarat diadakan. Salinan faks atau emel bagi borang proksi yang telah dilaksanakan sewajarnya adalah tidak diterima.

Rekod Pendeposit Mesyuarat Agung

Untuk tujuan menentukan siapa yang layak untuk menghadiri mesyuarat, Syarikat akan meminta Bursa Malaysia Depository Sdn Bhd untuk menyediakan kepada Syarikat menurut Artikel 49(8)(B) Tataurusan Pertubuhan Syarikat dan Perenggan 7.16(2) Keperluan Penyenaraian Pasaran Utama Bursa Malaysia Securities Berhad, satu Rekod Pendeposit pada 17 Februari 2010 dan Pendeposit dengan nama yang tersenarai di dalam Rekod Pendeposit tersebut, berhak untuk hadir di mesyuarat ini.

Kelayakan Dividen dan Pembayaran

Dividen akhir satu peringkat, jika diluluskan, akan dibayar pada 17 Mac 2010 kepada semua pemegang saham yang tersenarai dalam Daftar Ahli pada 25 Februari 2010.

Seorang Pendeposit dengan Bursa Malaysia Depository Sdn Bhd berhak untuk mendapat kelayakan kepada dividen hanya berhubung:

(i) Saham yang dideposit ke dalam akaun sekuriti Pendeposit sebelum pukul 12.30 petang pada 23 Februari 2010 berhubung saham yang dikecualikan daripada Deposit Mandatori;

(ii) Saham yang dipindahkan ke dalam akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 25 Februari 2010 berhubung pindahan; dan

(iii) Saham yang dibeli di Bursa Malaysia Securities Berhad pada asas kelayakan menurut Peraturan Bursa Malaysia Securities Berhad.

Urusan Khas

(i) Cadangan Kuasa untuk Membeli Balik Saham

Resolusi Biasa 10 yang dicadangkan di bawah Perkara 8(i) Agenda, jika diluluskan, akan memberi kuasa kepada para Pengarah untuk membeli balik saham-saham Syarikat sendiri melalui Bursa Malaysia Securities Berhad pada bila-bila masa dalam tempoh yang ditetapkan dengan menggunakan dana yang diperuntukkan daripada keuntungan tersimpan Syarikat.

(ii) Cadangan Mandat Pemegang Saham

Resolusi Biasa 11 yang dicadangkan di bawah Perkara 8(ii) Agenda, jika diluluskan, akan membolehkan Kumpulan memeterai Urusniaga Pihak Berkaitan Yang Berulangan Berbentuk Hasil atau Perdagangan dalam perjalanan biasa perniagaan yang diperlukan untuk operasi harian Kumpulan dan dilaksanakan atas terma komersial biasa yang tidak lebih memihak kepada pihak-pihak berkaitan berbanding yang secara amnya tersedia kepada umum, dan tidak menjejaskan pemegang saham minoriti Syarikat.

Pemerolehan Cadangan Mandat Pemegang Saham akan menjimatkan dengan ketara masa, usaha dan perbelanjaan pentadbiran yang dikaitkan dengan usaha untuk mengadakan mesyuarat agung yang berasingan bagi mendapatkan kelulusan pemegang saham apabila Urusniaga Pihak Berkaitan Yang Berulangan berpotensi timbul.

Kuasa yang diberi oleh Resolusi Biasa 10 dan 11 yang dinyatakan di atas, kecuali dibatal atau diubah pada satu mesyuarat agung, akan tamat pada penutupan Mesyuarat Agung Tahunan Syarikat berikutnya. Maklumat lanjut disediakan dalam Pekeliling kepada Pemegang Saham Syarikat bertarikh 23 Disember 2009 yang dihantar bersama-sama dengan Laporan Tahunan 2009 Syarikat.

(iii) Cadangan Pembayaran Ex-Gratia

Resolusi Biasa 12 yang dicadangkan di bawah Perkara 8(iii) Agenda, jika diluluskan, akan membolehkan Syarikat untuk membuat pembayaran ex-gratia berjumlah RM350,000 kepada YM Tengku Robert Hamzah ("TRH").

TRH, seorang Pengarah Bukan Eksekutif Bebas Kanan yang telah berkhidmat dengan Syarikat secara berterusan selama kira-kira 34 tahun, akan bersara pada Mesyuarat Agung Tahunan akan datang menurut Seksyen 129(2), Akta Syarikat, 1965 dan tidak akan menawarkan diri untuk pelantikan semula. Sepanjang tempoh beliau memegang jawatan, beliau tidak pernah dibayar sebarang imbuhan tambahan selain daripada yuran Pengarah biasa. Lembaga Pengarah berhasrat agar hanya para Pengarah Bukan Eksekutif Syarikat dengan tempoh perkidmatan melebihi 20 tahun sahaja dipertimbangkan untuk menerima pembayaran ex-gratia apabila mereka bersara daripada Lembaga Pengarah.

(Satu borang proksi disertakan dengan Laporan Tahunan ini.)

DIRECTORY

PLANTATIONS

Head Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak
Malaysia
Tel : 605-241 7844
Fax : 605-253 5018
Email : contactus@klk.com.my

Main Office (Sabah)
Mile 40 Tawau - Semporna Highway
91000 Tawau
Sabah
Malaysia
Tel : 6089-975 111
Fax : 6089-975 445
Email : kdc@klk.com.my

Main Office (Jakarta)
Komplek Ruko Puri Mutiara
Blok C3, C5, C6, C7
Sunter Griya
Jakarta Utara 14350
Indonesia
Tel : 62 21-6531 0746
Fax : 62 21-6531 0749
Email : ahmir.r@klk.com.my

PROPERTIES

KL-Kepong Property Development Sdn Bhd
Suite 1A-1, Level 1
Menara Batu Kawan
1 Jalan PJU 7/6
Mutiara Damansara
47810 Petaling Jaya
Selangor
Malaysia
Tel : 603-7726 1868
Fax : 603-7726 2868
Email : klkepong@streamyx.com

OLEOCHEMICALS

Group Manufacturing Corporate Office
Level 8, Menara Batu Kawan
1 Jalan PJU 7/6
Mutiara Damansara
47810 Petaling Jaya
Selangor
Malaysia
Tel : 603-7809 8833
Fax : 603-7725 9858

Palm-Oleo Sdn Bhd
KSP Manufacturing Sdn Bhd
Palmamide Sdn Bhd
Lot 1245, Kundang Industrial Estate
48020 Rawang
Selangor
Malaysia

Palm-Oleo
Tel : 603-6034 4800
Fax : 603-6034 1279

KSP & Palmamide
Tel : 603-6034 1218
Fax : 603-6034 3090

Email : enquiry@klkoleo.com.my
Website : www.klkoleo.com.my

KL-Kepong Oleomas Sdn Bhd
25 Jalan Sungai Pinang 5/18
Seksyen 5, Fasa 2D
Taman Perindustrian Pulau Indah
42920 Pelabuhan Klang
Selangor
Malaysia
Tel : 603-3101 2633
Fax : 603-3101 3299
Email : enquiry@klkoleo.com.my
Website : www.klkoleo.com.my

Palm-Oleo (Klang) Sdn Bhd
Lot 1, Solok Waja 3
Bukit Raja Industrial Estate
P.O. Box 83
41070 Klang
Selangor
Malaysia
Tel : 603-3341 2115
Fax : 603-3342 7877
Email : enquiry@klkoleo.com.my
Website : www.klkoleo.com.my

Kolb Group
Maienbrunnenstrasse 1
P.O.Box 64
CH-8908 Hedingen
Switzerland
Tel : 00-41 44 762 4646
Fax : 00-41 44 762 4600
Email : info@kolb.ch
Website : www.kolb.ch

KLK Oleo Europe GmbH
Hauptstraße 105
25462 Rellingen
Germany
Tel : 00-49 4101 5886 10
Fax : 00-49 4101 5886 20

KLK Oleo (Shanghai) Co Ltd
Unit 03-08, Level 16
4711 Jiaotong Road
Putuo District
Shanghai 200333
People's Republic Of China
Tel : +86 21 6250 6851
Fax : +86 21 6250 6723
Email : enquiry@klkoleo.com.cn

RETAILING

Crabtree & Evelyn Ltd
102 Peake Brook Road
Woodstock
CT 06281
United States of America
Tel : 00-1 860 928 2761
Fax : 00-1 860 928 0732
Website : www.crabtree-evelyn.com

Crabtree & Evelyn (Overseas) Ltd
27 Kelso Place
Kensington
London W8 5QG
United Kingdom
Tel : 0044-2073 6104 99
Fax : 0044-2073 6104 98
Website : www.crabtree-evelyn.co.uk

Proxy Form

KUALA LUMPUR KEPONG BERHAD (15043-V)

No. of Shares Held	CDS Account No.	Tel. No.	Fax No.

I/We ______________________________ NRIC/Passport/Company No. ______________
(Full Name in Block Letters)

of ____

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

______________________________ NRIC/Passport No. ______________
(Full Name in Block Letters)

or ______________________________ NRIC/Passport No. ______________
(Full Name in Block Letters)

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Wednesday, 24 February 2010 at 12.00 noon and at any adjournment thereof, and to vote as indicated below:

Resolution	Relating to:	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final Single Tier Dividend		
3	Re-election of Dato' Lee Hau Hian pursuant to Article 91(A) of the Company's Articles of Association		
4	Re-election of Mr Kwok Kian Hai pursuant to Article 91(E) of the Company's Articles of Association		
	Re-appointment of Directors pursuant to Section 129(6), Companies Act, 1965:		
5	Tan Sri Dato' Thong Yaw Hong		
6	R. M. Alias		
7	Datuk Abdul Rahman bin Mohd. Ramli		
8	Directors' fees		
9	Re-appointment and Remuneration of Auditors		
10	Proposed Authority to Buy Back Shares		
11	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		
12	Proposed Ex-Gratia Payment to YM Tengku Robert Hamzah		

Please indicate with a tick (✓) how you wish your vote to be cast

____
Signature/Common Seal of Shareholder

Date : ______________

Notes:

a. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
b. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting. **Faxed or emailed copies of the duly executed proxy form are not acceptable.**
c. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of its attorney duly authorised.
d. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.
e. A member will not be allowed to attend the meeting together with a proxy appointed by him.

Fold this flap for sealing

POSTAGE
STAMP

THE COMPANY SECRETARIES
KUALA LUMPUR KEPONG BERHAD
WISMA TAIKO
1 JALAN S.P. SEENIVASAGAM
30000 IPOH, PERAK
MALAYSIA.

2nd fold here

1st fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting.

The following arrangements have been made for the convenience of shareholders/proxies attending the KLK 37th Annual General Meeting to be held on Wednesday, 24 February 2010 at 12.00 noon:

REGISTRATION
The registration counter at the Ground Floor of Wisma Taiko will be opened from 11.30 a.m. onwards. Please present your original identity card for verification purpose.

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you.

REFRESHMENTS
Refreshments will be served before the meeting.



KUALA LUMPUR KEPONG BERHAD ("KLK"), a Malaysian company was founded in the United Kingdom in 1906 when its predecessor, The Kuala Lumpur Rubber Company Limited, was incorporated to oversee some 600 hectares of plantations in Malaya. By the 1960s, the Company's land bank had increased to approximately 30,000 hectares. It was at this time that the Company's name was changed to Kuala Lumpur-Kepong Amalgamated Limited ("KLKA").

Through the ups and downs of two World Wars, the Great Depression, the Malayan Communist Emergency, the racial riots of May 13, 1969, the Asian Financial Crisis, KLK has managed to stay relevant by adapting its businesses to the constantly changing global economy. Although it was founded in the United Kingdom, the domicile of the Company was moved to Malaysia in 1973 under a scheme of reconstruction, where KLK was incorporated to take over all the assets and liabilities of KLKA. The move to change the Company's domicile was initiated by the late Y. Bhg. Tan Sri Dato' Seri Lee Loy Seng, who soon after, followed this up by listing KLK on the Malaysian bourse.

KLK Group has not looked back since then. It has expanded its core plantation business, from rubber to oil palm, from Peninsular Malaysia and Sabah to Indonesia, from a plantation land bank of 30,000 hectares to more than 240,000 hectares currently. The Group's plantation business is supported by 22 palm oil mills and 9 rubber factories, as well as a well-regarded research and development arm.

In the 1990s, the Group moved downstream into resource-based manufacturing. From basic oleochemicals to derivatives and specialty chemicals, the Group spread its operations through organic growth, joint-ventures and acquisitions, stretching from Pakistan to the People's Republic of China to Switzerland and the Netherlands. This has resulted in the creation of an international-scale oleochemical operation that is vertically integrated to KLK's plantation business and which serves to cushion the effects of fluctuating commodity prices.

Despite the overseas expansion, KLK did not neglect business opportunities in its Malaysian homeland and the 1990s also saw the Group capitalising on the strategic location of its land bank in the Peninsular, to venture into property development. By the dawn of the new millennium, KLK had a presence in almost every continent by virtue of its retailing arm, Crabtree & Evelyn, which specialises in the manufacture and sale of premium quality personal care products, toiletries and fine foods.

Notwithstanding ever increasing challenges in the business environment, KLK celebrated its centennial year in 2006, and continues to work towards achieving another century of sustainable growth.

A GLIMPSE OF KLK'S HISTORY

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak, Malaysia
Tel : 605-241 7844
Fax : 605-253 5018
Website : www.klk.com.my

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT ADVISER IMMEDIATELY.

Bursa Malaysia Securities Berhad has not perused the Circular on Proposed Authority to Buy Back Shares before its issuance and takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

PART B

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

IN CONJUNCTION WITH THE SPECIAL BUSINESS AT THE COMPANY'S 37TH ANNUAL GENERAL MEETING

The Notice of Annual General Meeting as set out in the Company's Annual Report 2009 is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 24 February 2010 at 12.00 noon. Shareholders are advised to refer to the Notice of Annual General Meeting and the Proxy Form which are incorporated in the Company's Annual Report 2009.

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his stead. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 23 December 2009

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DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965 as amended from time to time and includes any re-enactment thereof.
"AGM"	:	Annual General Meeting.
"Board"	:	Board of Directors of KLK.
"Bursa Malaysia"	:	Bursa Malaysia Securities Berhad (635998-W).
"CMSA"	:	Capital Markets and Services Act 2007.
"Directors"	:	Has the meaning given in Section 2(1) of the CMSA and includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Director of KLK or its subsidiaries or a Chief Executive of KLK or its subsidiaries.
"EPS"	:	Earnings per share.
"Issued and Paid-up Share Capital"	:	RM1,067,504,692 comprising 1,067,504,692 ordinary shares of RM1.00 each in KLK, of which 2,539,000 ordinary shares are held as treasury shares as at 30 November 2009.
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V).
"KLK Group" or "the Group"	:	KLK and its subsidiaries.
"Listing Requirements"	:	Bursa Malaysia Securities Berhad Main Market Listing Requirements, including any amendment that may be made from time to time.
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a corporation and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is: (a) 10% or more of the aggregate of the nominal amounts of all the voting shares in the corporation; or (b) 5% or more of the aggregate of the nominal amounts of all the voting shares in the corporation where such person is the largest shareholder of the corporation. This includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" has the meaning given in Section 6A of the Act.

"NA"	:	Net assets.
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate, as the case may be.
"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buy-back of its own Shares of up to a maximum of 10% of its Issued and Paid-up Share Capital (excluding the treasury shares).
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into Recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations.
"Recurrent Related Party Transactions"	:	Related Party Transactions which are recurrent, of a revenue or trading nature and which are necessary for day-to-day operations of the KLK Group.
"Related Party"	:	A Director, Major Shareholder of KLK or its subsidiaries or a person connected with such Director or Major Shareholder.
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party.
"Substantial Shareholder"	:	Has the meaning given in Section 69D of the Act.
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK.
"Code"	:	Malaysian Code on Take-Overs and Mergers 1998, as amended from time to time.

Currencies

"RM and sen"	:	Ringgit Malaysia and sen respectively.
"Rp"	:	Indonesian Rupiah.
"USD"	:	US Dollar.

Note : Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AUTHORITY TO BUY BACK SHARES CONTAINING:

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING:

PART A
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED AUTHORITY
TO BUY BACK SHARES

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

23 December 2009

Directors:

R. M. Alias *(Chairman/Independent Non-Executive Director)*
Dato' Seri Lee Oi Hian *(CEO/Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Dato' Yeoh Eng Khoon *(Independent Non-Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*
Kwok Kian Hai *(Independent Non-Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 18 February 2009, your Directors had obtained shareholders' approval for the Directors to purchase on Bursa Malaysia an amount not exceeding 10% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 1 December 2008 or up to 106.4 million of the Company's shares.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 24 November 2009 that it will seek new shareholders' mandate on the Proposed Authority to Buy Back Shares by the Company at the forthcoming AGM to be held on 24 February 2010.

1.2 Validity Period

The aforesaid Proposed Authority to Buy Back Shares would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part A of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares by the Company, to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES BY THE COMPANY

2.1 Quantum and Funding

Your Directors propose to seek a new mandate from shareholders to purchase up to 106,400,000 Shares representing an amount not exceeding 10% of the current Issued and Paid-up Share Capital of the Company comprising 1,064,965,692 Shares (excluding treasury shares) as at 30 November 2009, on Bursa Malaysia through its appointed stockbrokers as approved by Bursa Malaysia. The Proposed Authority to Buy Back Shares is in compliance with paragraph 12.09 of the Listing Requirements.

Your Directors therefore propose to allocate an amount of up to RM1,423 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2009, to purchase up to an amount not exceeding 10% of the Issued and Paid-up Share Capital of the Company (excluding treasury shares) as at 30 November 2009. This however, will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The actual number of Shares to be purchased, the total amount of funds to be utilised, the impact on cash flows and the timing of the purchase(s) will depend on the prevailing equity market conditions and the sentiments of Bursa Malaysia as well as the financial resources available to the Company at the time of purchase(s).

The funding for the Proposed Authority to Buy Back Shares will be sourced wholly from internally generated funds.

2.2 Treatment of Shares Purchased

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to shareholders, be resold on Bursa Malaysia, or subsequently be cancelled. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

An immediate announcement will be made to Bursa Malaysia in respect of your Directors' decision on the treatment of shares purchased.

2.3 Pricing

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on Bursa Malaysia for the past 5 market days immediately preceding the date of the purchase(s).

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on Bursa Malaysia at:

(a) a price which is not less than the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s); or

(b) a discounted price of not more than 5% to the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s) provided that:

   (i) the resale takes place not earlier than 30 days from the date of purchase; and

   (ii) the resale price is not less than the cost of purchase of the Shares being resold.

2.4 Public Shareholding Spread

As at 30 November 2009, the public shareholding spread of the Company was approximately 36.62%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 30 November 2009, the pro-forma public shareholding spread of the Company will decrease to approximately 26.63%.

Notwithstanding the above, your Directors are mindful of the requirement of Bursa Malaysia that any purchase of Shares by the Company must not result in the public shareholding spread of KLK falling below 25% of its Issued and Paid-up Share Capital.

2.5 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent 6 months period.

Based on the shareholding as at 30 November 2009, Batu Kawan Berhad together with parties acting in concert, holds more than 33% but less than 50% of the voting shares of the Company. In the event that the Proposed Authority to Buy Back Shares of up to 10% of the Company's Issued and Paid-up Share Capital (excluding treasury shares) is carried out in full within a period of 6 months, the combined holdings of Batu Kawan Berhad and the parties acting in concert will increase by an additional 2% or more. Batu Kawan Berhad's shareholding as at 30 November 2009 in KLK was 495,901,527 shares or 46.57% of the voting shares of the Company.

Pursuant to the Code, Batu Kawan Berhad and the parties acting in concert will be obliged to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by them collectively.

However, an exemption from a mandatory offer obligation may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to Batu Kawan Berhad and the parties acting in concert complying with certain conditions, if the obligation is triggered as a result of action outside their direct participation.

Your Directors are mindful on the requirements of the Code and will continue to be mindful of the requirements when making any purchase pursuant to the Proposed Authority to Buy Back Shares.

2.6 Advantages and Disadvantages

The Proposed Authority to Buy Back Shares, if implemented, will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares be subsequently resold at prices higher than their purchase prices. Your Directors undertake to buy back KLK shares and any subsequent resale only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company and its shareholders.

2.7 Purchases, Cancellation and Resales made in the Previous 12 Months

Details of the Shares currently held as treasury shares are as follows:

Month	No. of shares bought back and held as treasury shares	----- Per share ----- Highest price paid RM	Lowest price paid RM	Average price paid RM	Total consideration RM'000
February 99	1,208,000	5.90	5.10	5.58	6,823
March 99	1,131,000	5.25	4.72	4.86	5,559
January 02	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

KLK has not made any purchases of or cancelled its own shares or resold any of its treasury shares in the 12 months preceding the date of this Circular.

2.8 Historical Share Prices

The monthly highest and lowest transacted prices of the Shares on Bursa Malaysia for the past 12 months from December 2008 to November 2009 are as follows:

	High RM	Low RM
2008		
December	9.15	8.00
2009		
January	10.50	8.95
February	11.60	9.80
March	11.00	9.65
April	11.60	10.60
May	12.50	10.90
June	12.20	11.50
July	12.70	11.30
August	14.24	12.48
September	14.02	12.90
October	17.00	13.64
November	16.50	14.64

(Source: The Star)

The last transacted price of KLK Shares on 11 December 2009 being the latest practicable date prior to the printing of this Circular, was RM15.56.

3. RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of Shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company without affecting the total issued and paid-up share capital of the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders and, if undertaken, would serve to reward the shareholders of the Company.

4. EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 30 November 2009, the financial effects are summarised below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming KLK buys and subsequently cancels up to 106,400,000 Shares representing an amount not exceeding 10% of the existing Issued and Paid-up Share Capital, is shown below:

	No. of Ordinary Shares of RM1.00 each	**RM**
Existing as at 30 November 2009	1,067,504,692	1,067,504,692
Less: Number of KLK Shares currently held as treasury shares if to be cancelled	2,539,000	2,539,000
Number of KLK Shares if to be cancelled pursuant to the Proposed Authority to Buy Back Shares	106,400,000	106,400,000
Upon completion of the Proposed Authority to Buy Back Shares	958,565,692	958,565,692

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NA per share of the KLK Group if the purchase price exceeds the audited NA per share of the KLK Group at the time of the purchase and conversely will increase the NA per share of the KLK Group if the purchase price is less than the audited NA per share of the KLK Group at the time of purchase.

The audited NA of the KLK Group as at 30 September 2009 is RM5,634 million, representing a NA per share of RM5.29. The historical monthly highest and lowest price of KLK shares for the past 12 months to November 2009 as traded on Bursa Malaysia are set out in Item 2.8.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the actual purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

Similarly, the working capital of the Group will increase to the extent of the amount of funds obtained from the resale of the Shares so purchased which are retained as treasury shares.

(iv) Cash Flow

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) Dividends

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

(vi) Gearing

The Proposed Authority to Buy Back Shares will not have any effect on the gearing of KLK Group.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The Directors, Substantial Shareholders and person(s) connected with the Directors and/or Substantial Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table below shows the equity interests held directly and/or indirectly in KLK by the Directors and Substantial Shareholders as at 30 November 2009.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
R. M. Alias	337,500	4,500 [1]	342,000	0.03	0.04
Dato' Seri Lee Oi Hian	72,000	496,350,027 [2]	496,422,027	46.61	51.79
YM Tengku Robert Hamzah	109,500	205,000 [3]	314,500	0.03	0.03
Dato' Lee Hau Hian	83,250	496,350,027 [2]	496,433,277	46.61	51.79
Tan Sri Dato' Thong Yaw Hong	105,000	75,000 [4]	180,000	0.02	0.02
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Dato' Yeoh Eng Khoon	335,000	3,176,850 [5]	3,511,850	0.33	0.37
Roy Lim Kiam Chye	4,750	-	4,750	*	*
Kwok Kian Hai	-	-	-	-	-
Substantial Shareholders					
Batu Kawan Berhad	495,901,527	-	495,901,527	46.57	51.73
Employees Provident Fund Board (KWSP)	171,326,050 [6]	-	171,326,050 [6]	16.09	17.87

(a) Total percentage of shareholdings as at 30 November 2009.
(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 30 November 2009.

Notes:
[1] *Deemed interest through his child's shareholdings.*
[2] *Also deemed Substantial Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*
[3] *Deemed interest through KTH Holdings Sdn Bhd.*
[4] *Deemed interest through his spouse's shareholdings.*
[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.*
[6] *Includes those held through various nominee companies and portfolio managers.*
**Less than 0.01%*

6. CONDITION PRECEDENT TO THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposed Authority to Buy Back Shares are of the opinion that the Proposal is in the best interests of the Company and its shareholders.

Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Authority to Buy Back Shares is set out as Special Business in the Notice of AGM in the Company's Annual Report 2009 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 24 February 2010 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report 2009 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board

R. M. Alias
Chairman/Senior Independent Non-Executive Director

PART B
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED
SHAREHOLDERS' MANDATE

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

23 December 2009

Directors:

R. M. Alias *(Chairman/Independent Non-Executive Director)*
Dato' Seri Lee Oi Hian *(CEO/Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Dato' Yeoh Eng Khoon *(Independent Non-Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*
Kwok Kian Hai *(Independent Non-Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 18 February 2009, your Directors had obtained shareholders' approval for the Company and/or its subsidiaries to enter into Recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 24 November 2009 that it will seek new shareholders' mandate on the Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature at the forthcoming AGM to be held on 24 February 2010.

1.2 Validity Period

The aforesaid Proposed Shareholders' Mandate would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part B of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

2.1 Details of the Proposed Shareholders' Mandate

Paragraph 10.09, Part E of Chapter 10 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for Recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;

- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where the aggregate value is equal to or more than the threshold prescribed under paragraph 10.09(1) of the Listing Requirements;

- in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions; and

- the Company will immediately announce to Bursa Malaysia when the actual value of a Recurrent Related Party Transaction entered into by the Company, exceeds the estimated value of the Recurrent Related Party Transaction disclosed in the Circular by 10% or more inclusive of any information as may be prescribed by Bursa Malaysia.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into Recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in the Annexure to this Part B.

2.2 Nature of Recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in the Annexure to this Part B.

Prices/commissions/management fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of field grade rubber are based on the average Malaysian Rubber Board official buyers/sellers noon prices for the respective grades of SMR (Standard Malaysia Rubber) 20 and latex.

2.3 Review and Disclosure Procedures

The review and disclosure procedures for the Recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The procedures are as follows:

(a) The Related Parties will be advised that they are subject to the Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(b) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(c) Wherever practicable and/or feasible, at least 2 other contemporaneous transactions with unrelated third parties for similar products/services and/or quantities will be used as comparison to determine whether the price and terms offered to/by the related parties are fair and reasonable and comparable to those offered to/by other unrelated third party for the same or substantially similar type of products/services and/or quantities.

In the event that quotations or comparative pricing from unrelated third party cannot be obtained for the proposed transactions, the Board and the Audit Committee will rely on their market knowledge of prevailing industry norms bearing in mind the urgency and efficiency or services to be provided or required to ensure that the Recurrent Related Party Transactions are not detrimental to the Company/Group.

(d) There are no specific thresholds for approval of Recurrent Related Party Transactions. All Recurrent Related Party Transactions are reviewed and authorised by personnel of at least managerial level, provided always that such personnel has no interest in the transaction and the said transaction has been approved pursuant to a Shareholders' Mandate obtained at an AGM for Recurrent Related Party Transactions of a Revenue or Trading Nature.

(e) The companies in the Group will keep a record of all Recurrent Related Party Transactions and these are submitted quarterly to the corporate Head Office.

(f) The Corporate Division maintains a record of all the Recurrent Related Party Transactions submitted by the companies in the Group which are entered into pursuant to the Shareholders' Mandate.

(g) The Audit Committee at its meetings will review any Recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee shall review KLK's reporting system and procedures relating to Recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers.

(h) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the Recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' Mandate tabled at a General Meeting of the Company.

2.4 Audit Committee's Opinion

The Audit Committee is of the opinion that the procedures in paragraph 2.3 are sufficient to ensure that the Recurrent Related Party Transactions of a revenue or trading nature entered into:

(i) are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) are monitored, tracked and identified in a timely and orderly manner and such procedures are reviewed annually or whenever the need arises.

2.5 Disclosure of Recurrent Related Party Transactions

Disclosure of the Recurrent Related Party Transactions will be made in accordance with Section 3.1.5 of Bursa Malaysia Practice Note 12, which requires a breakdown of the aggregate value of the Recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of Recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of Recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The Recurrent Related Party Transactions of a revenue or trading nature form part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential Recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will not have any impact on the share capital, NA, EPS, gearing, dividends or shareholdings of KLK.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

The Directors, Major Shareholder and the Related Party as shown below who has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholder has/have undertaken that he/they will ensure that the person(s) connected with him/them abstain from voting on the Ordinary Resolution approving the Proposed Shareholders' Mandate at the forthcoming AGM to be convened.

Save as disclosed below, none of the other Directors, Major Shareholder and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors as shown below have abstained from all Board deliberations and will abstain from voting the Ordinary Resolution in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholder and of the Related Party in KLK as at 30 November 2009 are shown in the table below:

	-------- Direct --------		-------- Indirect --------	
	No. of shares	**%**	**No. of shares**	**%**
Director				
Dato' Seri Lee Oi Hian	72,000	0.01	496,350,027 [1]	46.61
Dato' Lee Hau Hian	83,250	0.01	496,350,027 [1]	46.61
Dato' Yeoh Eng Khoon	335,000	0.03	3,176,850 [4]	0.30
Major Shareholder				
Batu Kawan Berhad[3]	495,901,527	46.57	-	-
Related Party				
Wan Hin Investments Sdn Bhd	448,500	0.04	495,901,527 [2]	46.57
Di-Yi Sdn Bhd	-	-	496,350,027 [1]	46.61
High Quest Holdings Sdn Bhd	-	-	496,350,027 [1]	46.61

Note:

[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*
[2] *Also deemed Major Shareholder through its interest in Batu Kawan Berhad.*
[3] *Deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.*
[4] *Deemed interested through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.*

6. CONDITION PRECEDENT TO THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors (with the interested Directors namely, Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian and Dato' Yeoh Eng Khoon, abstaining from giving any opinion), having considered all aspects of the Proposed Shareholders' Mandate are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company and its shareholders.

Accordingly, your Directors (except Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian and Dato' Yeoh Eng Khoon who abstained from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Shareholders' Mandate is set out as Special Business in the Notice of AGM in the Company's Annual Report 2009 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 24 February 2010 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report 2009 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board

R. M. Alias
Chairman/Senior Independent Non-Executive Director

ANNEXURE

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian, and Dato' Yeoh Eng Khoon**:

	Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value[1] Per Existing Mandate (RM'000)	Actual Value[2] as at 18/11/2009 (RM'000)	Estimated Value[3] During Validity of the Proposed Mandate (RM'000)
1.	**Sales of oleochemicals by :**				
	Palm-Oleo Sdn Bhd	Siam Taiko Marketing Co Ltd[(a)]	3,800	1,154	1,500
	Palm-Oleo Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	2,500	1,986	2,500
	Palm-Oleo Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	6,600	1,218	2,500
	KSP Manufacturing Sdn Bhd	Taiko International Trade (Shanghai) Co Ltd[(a)]	44,600	-	-
	KSP Manufacturing Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	3,500	771	1,500
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Taiko International Trade (Shanghai) Co Ltd[(a)]	103,300	30,691	30,000
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Taiko Marketing Sdn Bhd[(a)]	2,400	-	-
	Palm-Oleo (Klang) Sdn Bhd	Taiko International Trade (Shanghai) Co Ltd[(a)]	1,400	826	Below 1,000
	Palm-Oleo (Klang) Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	Below 1,000	-	-
	Palmamide Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	Below 1,000	478	1,000
	Palmamide Sdn Bhd	Siam Taiko Marketing Co Ltd[(a)]	N/A	N/A	Below 1,000
2.	**Sales commission paid for sales of oleochemicals by :**				
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Taiko International Trade (Shanghai) Co Ltd[(a)]	6,800	3,072	N/A
	KL-Kepong Oleomas Sdn Bhd	Taiko International Trade (Shanghai) Co Ltd[(a)]	N/A	N/A	Below 1,000
3.	**Purchases of consumables and chemicals by :**				
	Kuala Lumpur Kepong Berhad	Taiko Marketing Sdn Bhd[(a)]	5,100	3,828	N/A
	Kuala Lumpur Kepong Berhad	Taiko Fertilizer Marketing Sdn Bhd[(a)]	N/A	N/A	33,000
	Kuala Lumpur Kepong Berhad	Hydro-K Management (M) Sdn Bhd[(a)]	2,000	25	N/A

	Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value[1] Per Existing Mandate (RM'000)	Actual Value[2] as at 18/11/2009 (RM'000)	Estimated Value[3] During Validity of the Proposed Mandate (RM'000)
	KL-Kepong Edible Oils Sdn Bhd	Taiko Clay Marketing Sdn Bhd[(a)]	1,300	846	1,500
	KSP Manufacturing Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	6,300	5,691	9,000
	KLK Bioenergy Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	N/A	N/A	2,700
	Palm-Oleo Sdn Bhd	Taiko Clay Marketing Sdn Bhd[(a)]	Below 1,000	-	-
	Palm-Oleo (Klang) Sdn Bhd	Hydro-K Management (M) Sdn Bhd[(a)]	Below 1,000	-	-
	Palm-Oleo (Klang) Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	4,800	5,374^	8,500
	KLK Premier Oils Sdn Bhd	Borneo Taiko Clay Sdn Bhd[(a)]	2,800	2,295	3,000
	Kulumpang Development Corporation Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	20,900	9,909	N/A
	Golden Sphere Sdn Bhd	Hydro-K Management (M) Sdn Bhd[(a)]	Below 1,000	-	-
	Golden Sphere Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	4,700	5,293^	N/A
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Huangshan Taiko Bleaching Earth Co Ltd[(a)]	Below 1,000	-	-
	P.T. Adei Plantation & Industry	P.T. Taiko Persada Indoprima[(a)]	14,000	16,322^	20,000
	P.T. Steelindo Wahana Perkasa	P.T. Taiko Persada Indoprima[(a)]	10,500	2,234	4,500
	Palm-Oleo Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	N/A	N/A	Below 1,000
	Taiko Plam-Oleo (Zhangjiagang) Co. Ltd	Taiko International Trade (Shanghai) Co. Ltd[(a)]	N/A	N/A	Below 1,000
	Ladang Perbadanan-Fima Bhd	Taiko Marketing Sdn Bhd[(a)]	N/A	N/A	Below 1,000
	KL-Kepong (Sabah) Sdn Bhd	Taiko Fertilizer Marketing Sdn Bhd[(a)]	N/A	N/A	12,000
	KL-Kepong (Sabah) Sdn Bhd	Hydro-K Management (M) Sdn Bhd[(a)]	N/A	N/A	Below 1,000
	Uni-Agro Multi Plantations Sdn Bhd	Taiko Fertilizer Marketing Sdn Bhd[(a)]	N/A	N/A	Below 1,000
	P.T. Sekarbumi Alamlestari	P.T. Taiko Persada Indoprima[(a)]	N/A	N/A	6,000
	P.T. Menteng Jaya Sawit Perdana	P.T. Taiko Persada Indoprima[(a)]	N/A	N/A	Below 1,000
	P.T. Karya Makmur Abadi	P.T. Taiko Persada Indoprima[(a)]	N/A	N/A	Below 1,000
	P.T. Mulia Agro Permai	P.T. Taiko Persada Indoprima[(a)]	N/A	N/A	Below 1,000

	Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value[1] Per Existing Mandate (RM'000)	Actual Value[2] as at 18/11/2009 (RM'000)	Estimated Value[3] During Validity of the Proposed Mandate (RM'000)
	P.T. Hutan Hijau Mas	P.T. Taiko Persada Indoprima[a]	N/A	N/A	1,500
	P.T. Malindomas Perkebunan	P.T. Taiko Persada Indoprima[a]	N/A	N/A	1,800
	P.T. Jabontara Eka Karsa	P.T. Taiko Persada Indoprima[a]	N/A	N/A	Below 1,000
4.	**Storage tanks rental and drumming services charges received by** :				
	Stolthaven (Westport) Sdn Bhd	Taiko Marketing Sdn Bhd[a]	1,900	1,431	3,000
5.	**Management services** :				
	Kuala Lumpur Kepong Berhad	Smooth Route Sdn Bhd[a]	Below 1,000	652	1,100
	P.T. KLK Agriservindo	P.T. Agro Makmur Abadi[b]	N/A	N/A	Below 1,000
	P.T. KLK Agriservindo	P.T. Safari Riau[b]	N/A	N/A	Below 1,000
	P.T. KLK Agriservindo	P.T. Satu Sembilan Delapan[e]	N/A	N/A	Below 1,000
6.	**Purchases of fresh fruit bunches by** :				
	Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd[a]	7,500	3,810	5,700
	Kuala Lumpur Kepong Berhad	Kampar Rubber and Tin Company Sdn Bhd[b]	17,300	8,330	14,000
	Kuala Lumpur Kepong Berhad	Malay Rubber Plantations (Malaysia) Sdn Bhd[c]	11,900	6,106	8,300
	Kuala Lumpur Kepong Berhad	Kekal & Deras Sdn Bhd[d]	1,700	1,043	1,400
	Kuala Lumpur Kepong Berhad	Yayasan Perak-Wan Yuen Sdn Bhd[d]	1,100	-	-
	Kulumpang Development Corporation Sdn Bhd	Malay Rubber Plantations (Malaysia) Sdn Bhd[c]	Below 1,000	170	Below 1,000
	Kulumpang Development Corporation Sdn Bhd	Kampar Rubber and Tin Company Sdn Bhd[b]	Below 1,000	296	Below 1,000
	P.T. Hutan Hijau Mas	P.T. Satu Sembilan Delapan[e]	N/A	N/A	17,000
	P.T. Parit Sembada	P.T. Agro Makmur Abadi[b]	N/A	N/A	27,000
	P.T. Adei Plantation & Industry	P.T. Safari Riau[b]	N/A	N/A	17,000

Nature of Recurrent Transaction by KLK and/or its Subsidiaries		Transacting Party / Related Party involved	Estimated Value[1] Per Existing Mandate (RM'000)	Actual Value[2] as at 18/11/2009 (RM'000)	Estimated Value[3] During Validity of the Proposed Mandate (RM'000)
7.	**Purchases of rubber by :**				
	Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd[(a)]	Below 1,000	485	Below 1,000
	Kuala Lumpur Kepong Berhad	Kekal & Deras Sdn Bhd[(d)]	Below 1,000	352	Below 1,000
	Kuala Lumpur Kepong Berhad	Yayasan Perak-Wan Yuen Sdn Bhd[(d)]	1,400	670	Below 1,000
	Kuala Lumpur Kepong Berhad	Malay Rubber Plantations (Malaysia) Sdn Bhd[(c)]	5,100	1,693	2,300

(a) Major shareholder of the transacting party is deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.

(b) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed major shareholders of the transacting party.

(c) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are directors and deemed major shareholders of the transacting party.

(d) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of the transacting party.

(e) Major shareholder of the transacting party is deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian. Dato' Yeoh Eng Khoon, a common director, is deemed to have more than 1% share in the transacting party.

*Wan Hin Investments Sdn Bhd group of companies are substantial shareholders of Batu Kawan Berhad and by virtue of Section 6A of the Act, are also deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in these recurrent transactions.

Note:

(1) The Estimated Value of these transactions as disclosed in the preceding year's Circular to Shareholders dated 30 December 2008 for the period from 18 February 2009 to 24 February 2010.

(2) The Actual Value transacted from 18 February 2009 (the date on which the existing mandate was obtained) up to 18 November 2009, being the latest practicable date prior to the printing of the Circular.

^The Actual Value transacted for the following transactions varied from the Estimated Value by more than 10%:

Nature of Recurrent Transaction by KLK's Subsidiaries	Transacting Party / Related Party Involved	Estimated Value Per Existing Mandate (RM'000)	Actual Value as at 18/11/2009 (RM'000)	% of Variance of Actual Value from Estimated Value	Reason for Variation
Palm-Oleo (Klang) Sdn Bhd	Taiko Marketing Sdn Bhd	4,800	5,374	11.96	underestimation of prices and consumption
Golden Sphere Sdn Bhd	Taiko Marketing Sdn Bhd	4,700	5,293	12.62	underestimation of prices and consumption
P.T. Adei Plantation & Industry	P.T. Taiko Persada Indoprima	14,000	16,322	16.59	underestimation of prices and consumption

Pursuant to Paragraph 10.09(2)(e) of the Listing Requirements and Paragraph 2.5 of Practice Note 12, the Company is required to immediately announce to Bursa Malaysia when the Actual Value of a Recurrent Related Party Transaction entered into exceeds the Estimated Value disclosed in the Circular by 10% or more.

However, Paragraph 10.12 of the Listing Requirements allows for aggregation of the values of certain transactions. Having applied the principles therein, the Actual Value of the transactions between KLK Group involving the interest of the same related party would not exceed the aggregated Estimated Value of the transactions. As such, no announcement is required to be made to Bursa Malaysia.

Save as disclosed above, none of the other values transacted exceeded the Estimated Value.

Going forward, the Company will ensure that its subsidiaries promptly update the Company in the event the actual transactions exhaust the Shareholders' Mandate.

(3) The values are merely indicative estimates for the period from 24 February 2010 to the next AGM which are based on past transactions values for the financial year ended 30 September 2009 and/or management estimates, and the Actual Values may vary due to changes in inter-alia, market condition, market prices and exchange rates.

N/A Not applicable.

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

KLK Group is not engaged in any material litigation, claims and arbitration either as plaintiff or defendant and as at the date of this Circular, the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group.

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the 2 years preceding the date of this Circular:

- Sale and Purchase Agreements dated 14 July 2009 entered into by PT. Steelindo Wahana Perkasa for the acquisition of 94% equity stake from Tjong Hasan Agus Salim and another 1% equity stake from Tjhang Ardy Fadrinata respectively consisting of a total of 570 ordinary shares of Rp1,000,000 each representing 95% of the issued and paid-up share capital of PT. Bumi Makmur Sejahtera Jaya for a total cash consideration of Rp6,657,600,000. These transactions are pending completion.

- Joint Operations Agreement dated 9 June 2009 entered into between PT. Langkat Nusantara Kepong ("PTLNK") and PT. Perkebunan Nusantara II (Persero) ("PTPN II") for PTLNK to lease, operate and manage PTPN II's plantation assets in North Sumatera.

- Joint Venture Agreement dated 8 May 2009 entered into by KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH") with PT. Perkebunan Nusantara II (Persero) ("PTPN II") to form a joint venture company namely, PT. Langkat Nusantara Kepong ("PTLNK") for PTLNK to lease, operate and manage a sizeable part of PTPN II's plantation assets. KLKPH and PTPN II will subscribe 30,000 ordinary shares of Rp1,000,000 each for a total cash consideration of Rp30,000,000,000 representing 60% and 20,000 ordinary shares of Rp1,000,000 each for a total cash consideration of Rp20,000,000,000 representing 40% respectively of the issued and paid-up share capital of PTLNK. This transaction has been completed.

- Sale and Purchase Agreement dated 6 February 2009 entered into by KL-Kepong Oleomas Sdn Bhd with Chhoa Kwang Hua, Dera Otsubo, Chhoa Kuang Yaw and Ailida Binti Baharum to acquire from the latter 2,500,000 ordinary shares of RM1 each representing the entire issued capital of Zoop Sdn Bhd [now known as KLK Bioenergy Sdn Bhd ("KLK Bioenergy")] for a total cash consideration of RM1,155,510 ("Proposed Acquisition").

The Proposed Acquisition is conditional on the fulfilment of the following:

(a) The sale and purchase agreement to be entered into between Opcom Holdings Berhad as vendor and KLK Bioenergy as purchaser in relation to the sale and purchase of a piece of 99-year leasehold land held under H.S.(D)238315, P.T. No. 787, Bandar Shah Alam, Daerah Petaling, Negeri Selangor on which the Biodiesel Plant is situated for a total cash consideration of RM3,574,376; and

(b) The Plant Sale Agreement to be entered into between Sierra Partners Sdn Bhd as Vendor and KLK Bioenergy as purchaser, for the sale and purchase of the Biodiesel Plant for a total cash consideration of RM31,144,490 in relation to the issuance of the Certificate of Final Acceptance for the commissioning of the Biodiesel Plant.

This transaction has been completed.

Sale and Purchase Agreements dated 15 January 2009 entered into by Ladang Perbadanan-Fima Berhad ("LPF") with S.B.S.K. Plantations Sdn Bhd in relation to the disposal by LPF of 7 parcels of adjoining freehold land totalling approximately 2,000 acres detailed as follows for a total cash consideration of RM42,000,000:

(i) part of land held under Geran No. 122977, Lot 243 in Mukim Jaya Baru, Daerah Perak Tengah, Perak measuring approximately 576.9 acres;

(ii) part of land held under Geran No. 122977, Lot 243 in Mukim Jaya Baru, Daerah Perak Tengah, Perak measuring approximately 34.8 acres;

(iii) the whole of land under Geran No. 122972, Lot 238, Daerah Perak Tengah, Mukim Jaya Baru, Perak measuring approximately 210 acres;

(iv) the whole of land held under Geran No. 122973, Lot 239, Daerah Perak Tengah, Mukim Jaya Baru, Perak measuring approximately 64.5 acres;

(v) the whole of land held under Geran No. 122974, Lot 240, Daerah Perak Tengah, Mukim Jaya Baru, Perak measuring approximately 266.1 acres;

(vi) the whole of land held under Geran No. 122978, Lot 248, Daerah Perak Tengah, Mukim Jaya Baru, Perak measuring approximately 244.75 acres; and

(vii) the whole of land held under Geran No. 21577, Lot 3916, Daerah Manjung, Mukim Lekir, Perak measuring approximately 603 acres.

This transaction is pending completion.

- Sale and Purchase Agreement dated 21 October 2008 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 17% equity stake from Forever Green Venture Ltd consisting of 9,860 shares of Rp 1,000,000 each in PT. Sekarbumi Alamlestari for a total cash consideration of USD12,909,405. This transaction has been completed.

- Notice of Compulsory Acquisition dated 22 July 2008 by Ablington Holdings Sdn Bhd ("AHSB") and the persons acting in concert with it ("PAC") of all the remaining Ladang Perbadanan-Fima Berhad ("LPF") shares not owned by them pursuant to Section 34 of the Securities Commission Act. This exercise has been completed.

- Unconditional Take-over Offer dated 8 May 2008 by AHSB to acquire the remaining LPF shares not already owned by AHSB and the PAC for RM4.20 per share. The Take-over Offer closed on 7 July 2008 with AHSB and the PAC having received acceptances representing 97.59% of the issued and paid-up capital of LPF.

- Shareholders Agreement dated 30 April 2008 between the KL-Kepong Industrial Holdings Sdn Bhd ("Seller"), KLK, Luijckx BV ("Purchaser") and KL-Kepong Cocoa Products Sdn Bhd ("KLKCP") [now known as Barry Callebaut Malaysia Sdn Bhd] in relation to the manner that KLKCP shall be managed and the way that the shareholders shall exercise their rights in KLKCP following completion of the disposal by the Seller of 60% equity interest in KLKCP to the Purchaser as set out below:

  Share Purchase Agreement dated 31 March 2008 between the Seller, KLK, the Purchaser and Barry Callebaut AG in relation to the disposal by the Seller of 21,000,000 ordinary shares in KLKCP to the Purchaser for the total consideration equal to 60% of USD80 million, plus 60% of the difference between KLKCP's net working capital and net indebtedness at completion. This transaction has been completed.

- Settlement Agreement dated 27 March 2008 between Glamour Green Sdn. Bhd. ("GGSB") vs KLK, AHSB and AmBank (M) Berhad ("AmBank") in relation to the out-of-court settlement of the litigation over 35 million LPF shares. This Agreement was completed on 24 April 2008.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the AGM:

(a) Memorandum and Articles of Association of KLK;
(b) The audited financial statements of KLK for each of the past 2 financial years ended 30 September 2009; and
(c) The material contracts referred to in Section 3 above.

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KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

Our Ref : KLK/SE

30 December 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
12/11/2009	Listed Companies' Crop October 2009
16/11/2009	Schedule For Release Of 4th Quarter Results
24/11/2009	Proposed Authority to Buy Back its own Shares by the Company; - Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature (hereinafter referred to as "Proposals")
09/12/2009	Listed Companies' Crop November 2009
22/12/2009	Thirty-Seventh Annual General Meeting
	FINANCIAL RESULTS
24/11/2009	4th Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
24/11/2009	A final single tier dividend of 30 sen per share

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
22/10/2009 26/10/2009 28/10/2009 30/10/2009 03/11/2009 05/11/2009 10/11/2009 11/11/2009 16/11/2009 17/11/2009 19/11/2009 21/11/2009 25/11/2009 01/12/2009	Employees Provident Fund Board

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
09/12/2009 14/12/2009 16/12/2009 21/12/2009 24/12/2009 29/12/2009	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), Depositary Receipt (US) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\December 2009

SEC, WS



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **12/11/2009 11:47:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/11/2009 12:48:04 PM**
Reference No **KLK-091112-4C85F**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop October 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of October 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519		
Crude Palm Oil (mt)	72,230		
Palm Kernel (mt)	15,958		
Rubber (kg)	2,163,276		

	2010								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/11/2009 08:30:39 AM**
Submitted by **KUALA LUMPUR KEPONG** on **16/11/2009 12:41:40 PM**
Reference No **KLK-091116-2CE56**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 4TH QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 4th Quarter Results (July to September 2009) of the KLK Group is scheduled for release on Tuesday, 24 November 2009 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
\- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



SEC,US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/11/2009 09:02:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **24/11/2009 05:48:12 PM**
Reference No **KL-091119-32534**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	- Proposed Authority to Buy Back its own Shares by the Company; - Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature (hereinafter referred to as "Proposals")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following Proposals at its Annual General Meeting ("AGM") to be convened on 24 February 2010:

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Authority to Buy Back Shares"]
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate for Recurrent Related Party Transactions"]

Proposed Authority to Buy Back Shares

The mandate granted at the last AGM of the Company held on 18 February 2009, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK, or 106.4 million KLK Shares.

Proposed Shareholders' Mandate for Recurrent Related Party Transactions

At the AGM held on 18 February 2009, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the forthcoming

AGM of the Company.

Pursuant to Paragraph 10.09 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Main Market Listing Requirements and Bursa Malaysia Practice Note No. 12, the Board proposes that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the Company's forthcoming AGM.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/12/2009 12:03:11 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/12/2009 01:25:46 PM**
Reference No **KLK-091209-643F0**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop November 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of November 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	**294,010**	
Crude Palm Oil (mt)	72,230	**62,148**	
Palm Kernel (mt)	15,958	**14,370**	
Rubber (kg)	2,163,276	**1,879,682**	

	2010								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									



Secms

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/12/2009 09:43:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/12/2009 05:07:00 PM**
Reference No **KL-091216-35011**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: THIRTY-SEVENTH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We are pleased to announce that the Company's Thirty-seventh Annual General Meeting will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 24 February 2010 at 12.00 noon.

The Notice of Meeting as set out in pages 128 to 130 of KLK Annual Report 2009 is attached below.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
KLK AR09_Notice of Meeting.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF MEETING

Notice is hereby given that the Thirty-seventh Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 24 February 2010 at 12.00 noon for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2009 and the Directors' and Auditors' reports thereon. **(Ordinary Resolution 1)**

2. To approve the payment of a final single tier dividend of 30 sen per share. **(Ordinary Resolution 2)**

3. To re-elect Dato' Lee Hau Hian who retires by rotation in accordance with Article 91(A) of the Company's Articles of Association. **(Ordinary Resolution 3)**

4. To re-elect Mr. Kwok Kian Hai who retires in accordance with Article 91(E) of the Company's Articles of Association. **(Ordinary Resolution 4)**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **(Ordinary Resolution 5)**
   (ii) R. M. Alias **(Ordinary Resolution 6)**
   (iii) Datuk Abdul Rahman bin Mohd. Ramli **(Ordinary Resolution 7)**

6. To fix and approve Directors' fees for the year ended 30 September 2009 amounting to RM925,753. (2008: RM849,000) **(Ordinary Resolution 8)**

7. To appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 9)**

8. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

   (i) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **(Ordinary Resolution 10)**

   "THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 106,400,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 1,064,965,692 shares of RM1.00 each as at 30 November 2009) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2009 was RM1,423 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

   AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS **(Ordinary Resolution 11)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 23 December 2009 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

(iii) PROPOSED EX-GRATIA PAYMENT OF RM350,000 TO YM TENGKU ROBERT HAMZAH **(Ordinary Resolution 12)**

"THAT an ex-gratia payment of Ringgit Malaysia Three Hundred and Fifty Thousand only (RM350,000) by the Company to YM Tengku Robert Hamzah in recognition and appreciation of his long service and contribution to the Company, be and is hereby approved;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the proposed ex-gratia payment with full powers to assent to any modifications, variations and/or amendments (if any) as the Directors may deem fit or necessary in connection with the proposed ex-gratia payment."

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

23 December 2009

NOTICE OF MEETING

NOTES

Appointment of Proxy

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting. Faxed or emailed copies of the duly executed proxy form are not acceptable.

General Meeting Record of Depositors

For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.16(2) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, a Record of Depositors as of 17 February 2010 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

Dividend Entitlement and Payment

The final single tier dividend, if approved, will be paid on 17 March 2010 to all shareholders on the Register of Members as at 25 February 2010.

A Depositor with the Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 23 February 2010 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 25 February 2010 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

Special Business

(i) Proposed Authority to Buy Back Shares

Ordinary Resolution 10 proposed under Item 8(i) of the Agenda, if passed, is to give authority to the Directors to buy back the Company's own shares through Bursa Malaysia Securities Berhad at any time within the time period stipulated by utilising the funds allocated out of the retained profits of the Company.

(ii) Proposed Shareholders' Mandate

Ordinary Resolution 11 proposed under Item 8(ii) of the Agenda, if passed, will enable the Group to enter into Recurrent Related Party Transactions of a Revenue or Trading Nature in the ordinary course of business which are required for the Group's day-to-day operations and made on normal commercial terms not more favourable to the related parties than those generally available to the public, and are not to the detriment of the minority shareholders of the Company.

The procurement of the Proposed Shareholders' Mandate would reduce substantially administrative time, effort and expenses associated with the convening of separate general meetings to seek shareholders' approval as and when potential Recurrent Related Party Transactions arise.

The authority given for Ordinary Resolutions 10 and 11 mentioned above unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company. Further information is set out in the Circular to Shareholders of the Company dated 23 December 2009 which is despatched together with the Company's 2009 Annual Report.

(iii) Proposed Ex-Gratia Payment

Ordinary Resolution 12 proposed under Item 8(iii) of the Agenda, if passed, will enable the Company to grant an ex-gratia payment of RM350,000 to YM Tengku Robert Hamzah ("TRH").

TRH, a Senior Independent Non-Executive Director who has served the Company continuously for approximately 34 years, will be retiring at the forthcoming Annual General Meeting pursuant to Section 129(2), Companies Act 1965 and will not be standing for re-appointment. During his tenure of service, he was not paid any additional remuneration apart from his normal Director's fees. It is the Board's intention that only Non-Executive Directors of the Company with more than 20 years service, be considered for receiving any ex-gratia payment upon their retirement from the Board.

(A proxy form is enclosed with this Annual Report.)


BURSA MALAYSIA

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **18/11/2009 03:21:05 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/11/2009 05:48:14 PM**
Reference No **KLK-091118-861F8**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	mk.yap@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2009**
*** Quarter**	**4 Qtr**
*** Quarterly report for the financial period ended**	**30/09/2009**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

4th qtrly rpt 2009.pdf

Remarks

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency	Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2009**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2009	30/09/2008	30/09/2009	30/09/2008
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Revenue	1,799,574	2,151,296	6,658,308	7,855,425
2. Profit/(loss) before tax	342,819	368,396	887,362	1,445,481
3. Profit/(loss) for the period	257,184	273,173	642,611	1,089,505
4. Profit/(loss) attributable to ordinary equity holders of the parent	243,730	267,502	612,500	1,040,653
5. Basic earnings/(loss) per share (Subunit)	22.89	25.12	57.51	97.72
6. Proposed/Declared dividend per share (Subunit)	30.00	55.00	40.00	70.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent ($$)	5.2900	5.2000

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2009	30/09/2008	30/09/2009	30/09/2008
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Gross interest income	8,229	5,972	25,159	32,370
2. Gross interest expense	16,244	17,989	68,769	64,200

Remarks :

Note: The above information is for the Exchange internal use only.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2009
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Revenue	1,799,574	2,151,296	6,658,308	7,855,425
Operating expenses	(1,455,875)	(1,780,852)	(5,800,680)	(6,572,497)
Other operating income	5,974	2,679	63,948	184,521
Finance costs	(16,244)	(17,989)	(68,769)	(64,200)
Share of results of associates	9,390	13,262	34,555	42,232
Profit before taxation	342,819	368,396	887,362	1,445,481
Tax expense	(85,635)	(95,223)	(244,751)	(355,976)
Net profit for the period	257,184	273,173	642,611	1,089,505
Attributable to :-				
Equity holders of the Company	243,730	267,502	612,500	1,040,653
Minority interests	13,454	5,671	30,111	48,852
	257,184	273,173	642,611	1,089,505
	Sen	Sen	Sen	Sen
Earnings per share - Basic	22.89	25.12	57.51	97.72
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2009
(The figures have not been audited.)

	30 September 2009 RM'000	30 September 2008 RM'000
Assets		
Property, plant and equipment	2,487,800	2,372,018
Investment properties	5,086	5,137
Prepaid lease payments	357,441	347,725
Biological assets	1,575,878	1,426,545
Land held for property development	195,790	195,378
Goodwill on consolidation	296,950	255,940
Intangible assets	31,577	37,656
Investments in associates	210,379	258,495
Other investments	244,452	288,770
Deferred tax assets	9,833	6,888
Total non-current assets	5,415,186	5,194,552
Inventories	882,050	1,219,972
Biological assets	4,260	3,647
Trade and other receivables	929,186	902,461
Tax recoverable	19,302	7,462
Property development costs	18,735	22,445
Assets held for sale	43,131	-
Cash and cash equivalents	1,292,481	1,159,705
Total current assets	3,189,145	3,315,692
Total assets	**8,604,331**	**8,510,244**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,579,951	4,483,036
	5,647,456	5,550,541
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,634,009	5,537,094
Minority interests	308,760	202,913
Total equity	**5,942,769**	**5,740,007**
Liabilities		
Deferred tax liabilities	251,072	220,278
Provision for retirement benefits	44,165	27,136
Borrowings	1,122,726	920,844
Total non-current liabilities	1,417,963	1,168,258
Trade and other payables	573,662	657,279
Borrowings	627,427	858,991
Tax payable	42,510	85,709
Total current liabilities	1,243,599	1,601,979
Total liabilities	**2,661,562**	**2,770,237**
Total equity and liabilities	**8,604,331**	**8,510,244**
Net assets per share attributable to equity holders of the Company (RM)	5.29	5.20

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2009
(The figures have not been audited.)

	Attributable to the equity holders of the Company									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	4,179	31,362	1	42,614	(21,322)	-	56,834	94,402	151,236
Net profit for the year	-	-	-	-	-	612,500	-	612,500	30,111	642,611
Dividends paid	-	-	-	-	-	(572,419)	-	(572,419)	-	(572,419)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(18,666)	(18,666)
At 30 September 2009	1,067,505	880,131	81,121	27,715	194,242	3,396,742	(13,447)	5,634,009	308,760	5,942,769
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	(192)	104	1,000	10,319	(402)	-	10,829	1,734	12,563
Net profit for the year	-	-	-	-	-	1,040,653	-	1,040,653	48,852	1,089,505
Dividends paid	-	-	-	-	-	(433,441)	-	(433,441)	-	(433,441)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(23,832)	(23,832)
Transfer to retained earnings on disposal of a subsidiary	-	-	-	(3,000)	-	3,000	-	-	-	-
At 30 September 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2009
(The figures have not been audited.)

	12 months ended 30 September	
	2009	2008
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	887,362	1,445,481
Adjustment for non-cash flow :-		
Non-cash items	218,249	217,507
Non-operating items	30,811	(1,491)
Operating profit before working capital changes	1,136,422	1,661,497
Working capital changes :-		
Net change in current assets	358,122	(518,183)
Net change in current liabilities	(79,709)	239
Cash generated from operations	1,414,835	1,143,553
Interest paid	(68,349)	(57,831)
Tax paid	(336,793)	(298,523)
Retirement benefits paid	(2,704)	(5,279)
Net cash generated from operating activities	1,006,989	781,920
Cash Flows from Investing Activities		
Equity investments	112,338	(137,454)
Other investments	(370,901)	(364,369)
Net cash used in investing activities	(258,563)	(501,823)
Cash Flows from Financing Activities		
Bank borrowings	(39,028)	838,756
Dividends paid to shareholders of the Company	(572,419)	(433,441)
Dividends paid to minority shareholders	(18,666)	(23,832)
Issue of shares to minority shareholders	-	3,747
Issue of redeemable preference shares to minority shareholders	15,000	-
Return of capital to minority shareholders	-	(6,721)
Net cash (used in)/generated from financing activities	(615,113)	378,509
Net increase in cash and cash equivalents	133,313	658,606
Cash and cash equivalents at 1 October	1,132,962	472,323
	1,266,275	1,130,929
Foreign exchange difference on opening balance	8,402	2,033
Cash and cash equivalents at 30 September	1,274,677	1,132,962

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies
The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("BMSB").

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2008.

A2. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	12 months ended 30 September	
	2009	2008
	RM'000	RM'000
Interim 10 sen per share single tier (2008 : 15 sen per share less 26% income tax)	106,497	118,211
Dividend proposed in Year 2008, paid in Year 2009 :-		
Final 45 sen gross per share less 25% income tax; and	359,426	-
10 sen per share tax exempt	106,496	-
(2008 : 40 sen gross per share less 26% income tax)	-	315,230
	572,419	433,441

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2008 : 1,064,965,692).

A7. Segment Information
Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

Notes to Interim Financial Report
(Continued)

	12 months ended 30 September			
	Revenue		Profit before tax	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Plantations	3,580,393	4,273,761	955,110	1,328,623
Manufacturing	2,599,158	3,252,330	35,524	117,044
Retailing	605,226	703,652	(77,514)	(4,259)
Property development	30,804	42,164	10,320	11,741
Investment holding	50,609	86,782	37,958	65,691
Others	45,866	69,047	(3,902)	(3,065)
	6,912,056	8,427,736	957,496	1,515,775
Inter-segment elimination	(253,748)	(572,311)	-	-
	6,658,308	7,855,425	957,496	1,515,775
Corporate			(35,920)	(48,326)
			921,576	1,467,449
Finance costs			(68,769)	(64,200)
Share of results of associates			34,555	42,232
			887,362	1,445,481

A8. Event subsequent to Balance Sheet Date
In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A9. Changes in the Composition of the Group
KL-Kepong Oleomas Sdn Bhd, a subsidiary of the Company, has completed the acquisition of the entire equity interest of KLK Bioenergy Sdn Bhd (formerly known as Zoop Sdn Bhd) on 31 August 2009.

A10. Changes in Contingent Liabilities and Contingent Assets
There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B <u>Explanatory Notes as required by the BMSB Revised Listing Requirements</u>

B1. Review of Performance
4th Quarter FY2009 vs 4th Quarter FY2008
The Group's pre-tax profit for the 4th quarter slipped 6.9% to RM342.8 million compared to the previous year's same quarter. The decline in the average selling price (ex-mill) of CPO to RM2,410/mt (2008 : RM3,200/mt) had brought down the plantations profit by 25.4% to RM294.4 million. Retailing sector incurred a higher loss of RM41.4 million (2008 : loss RM20.4 million) which arose mainly from the restructuring of its US operations under Chapter 11 exercise.

However, the following had mitigated the drop in the quarter's profit :-

(i) improved profit contribution of RM58.2 million (2008 : profit RM29.0 million) from the oleochemical operations of the manufacturing sector; and

(ii) write-back of RM38.2 million (2008 : allowance RM4.8 million) on the allowance for diminution in value of investment in Yule Catto & Co plc ("Yule Catto"), our overseas quoted investment.

Notes to Interim Financial Report
(Continued)

Todate 4th Quarter FY2009 vs Todate 4th Quarter FY2008
The Group's financial year's profit before taxation fell 38.6% to RM887.4 million from that of the preceding year. The reduction in the current year's profit was caused by the following :-

(i) plantations profit was down by 28.6% at RM968.3 million largely attributed to lower average CPO price (ex-mill) at RM2,309/mt (2008 : RM2,913/mt);

(ii) write-down of inventories during the 1st quarter by our China plant had dragged down the overall profit of the oleochemical division to RM105.6 million (2008 : profit RM176.8 million);

(iii) Davos Life Science Pte Ltd incurred an operational loss and a provision for impairment of assets totalling RM52.4 million although lower than last year's sum of RM74.5 million; and

(iv) retailing sector's loss was significantly higher at RM80.9 million (2008 : loss RM9.0 million) attributable to expenditure incurred on the restructuring exercise of its US operations (Chapter 11) and higher operational loss.

However, the allowance for diminution in value of investment in Yule Catto was much lower at RM9.6 million (2008 : RM100.8 million).

B2. Variation of Results to Preceding Quarter
4th Quarter FY2009 vs 3rd Quarter FY2009
For the current period under review, the Group's pre-tax profit improved 43.2% to RM342.8 million compared to the preceding quarter. Plantations profit increased 59.7% to RM294.4 million which was largely achieved through higher FFB production and slightly better selling price of CPO. Manufacturing sector had performed better with improvement in results of both oleochemical and non-oleochemical divisions. However, for the quarter, retailing loss was higher and there was a reduction in the write-back on the allowance for diminution in value of investment in Yule Catto.

B3. Current Year Prospects
For the current financial year ending 30 September 2010, the Group's performance would be favourable in view of the anticipated positive outlook of its sectors :-

(i) plantations will continue to contribute satisfactory returns underpinned by expected higher FFB production;

(ii) higher earnings from the oleochemical division in anticipation of improved demand from the recovery of the global economic crisis; and

(iii) performance from the retailing sector is anticipated to improve after the completion of the restructuring exercise of its US operations although the business will remain challenging.

B4. Profit Forecast and Profit Guarantee
The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.



Notes to Interim Financial Report
(Continued)

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Current tax expense				
Malaysian taxation	50,231	70,980	164,568	252,684
Overseas taxation	34,911	28,181	75,579	118,154
	85,142	99,161	240,147	370,838
Deferred tax				
Relating to origination and reversal of temporary differences	1,009	234	4,428	(3,072)
Relating to changes in tax rate	901	(321)	901	(10,916)
	1,910	(87)	5,329	(13,988)
	87,052	99,074	245,476	356,850
Under/(Over) provision in respect of previous years				
Malaysian taxation	46	(178)	(684)	(67)
Overseas taxation	(1,463)	(3,673)	(41)	(807)
	(1,417)	(3,851)	(725)	(874)
	85,635	95,223	244,751	355,976

The effective tax rate for the current financial year to-date is higher than the statutory tax rate mainly due to non-recognition of deferred tax assets by certain loss making subsidiaries and non tax-deductible expenses which largely consisted of impairment in value of quoted investments and impairment of assets.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial period ended 30 September 2009 (30 September 2008 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Surplus/(Deficit) arising from government acquisition of land	1,492	(101)	5,470	2,423
(Deficit)/Surplus on sale of property	-	(95)	-	7,522

Notes to Interim Financial Report
(Continued)

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Purchases of quoted securities	-	4,232	9,184	27,227
Sales proceeds of quoted securities	9,598	6,679	52,440	60,182
Surplus on sales of quoted securities	1,584	3,958	8,185	34,093

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2009 RM'000	30 September 2008 RM'000
At cost		
Associate	37,838	37,838
Other investments	353,892	388,588
	391,730	426,426
At carrying value less allowance		
Associate	-	13,551
Other investments	243,476	287,773
	243,476	301,324
At market value		
Associate	14,435	13,549
Other investments	249,980	292,021
	264,415	305,570

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Proposed Exchangeable Bonds Issue") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue due to prevailing market conditions. The Securities Commission and Bank Negara Malaysia have approved an extension of time until 2 April 2010 and 3 April 2010 respectively.

Notes to Interim Financial Report
(Continued)

B9. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2009		30 September 2008	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	1,901	Rmb3,716	-	
- Unsecured	199,953	USD57,330	131,969	USD38,235
	27,941	GBP5,033	31,383	GBP5,000
	76,725	Rmb150,000	58,098	Rmb115,000
	74,083		-	
	378,702		221,450	
	380,603		221,450	
(ii) Bank Overdraft				
- Secured	-		1,379	CHF438
	-		5,718	EURO1,146
	-		7,097	
- Unsecured	10,657	GBP1,919	6,178	GBP984
	4,058	HKD9,017	4,065	HKD9,145
	3,089	CAD963	-	
	-		9,403	USD2,723
	17,804		19,646	
	17,804		26,743	
(iii) Short Term Borrowings				
- Secured	45,802	EURO9,000	34,931	EURO7,000
	-		6,297	CHF2,000
	45,802		41,228	
- Unsecured	48,901	USD14,000	89,703	USD26,000
	10,230	Rmb20,000	17,682	Rmb35,000
	376	EURO74	-	
	123,711		462,185	
	183,218		569,570	
	229,020		610,798	
Total repayable within 12 months	627,427		858,991	

Notes to Interim Financial Report
(Continued)

	30 September 2009		30 September 2008	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	4,749	Rmb9,284	6,568	Rmb13,000
	-		14,968	EURO3,000
	4,749		21,536	
- Unsecured	89,233	USD25,670	239,830	USD69,500
	240	GBP43	-	
	528,504		159,478	
	617,977		399,308	
	622,726		420,844	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	1,122,726		920,844	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 17 November 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million	In the Second Year RM million
Sale contracts	GBP	1.0	5.7	5.7	-
	EURO	18.2	91.5	91.5	-
	USD	205.3	715.5	715.5	-
Purchase contracts	USD	21.2	73.8	71.2	2.6

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 17 November 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount RM million	Maturing within One Year RM million
Sale contracts	90.9	90.9

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for RM117.7 million which is inclusive of BCM's working capital; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) A final single tier dividend of 30 sen per share has been recommended by the Directors in respect of the financial year ended 30 September 2009 (year ended 30 September 2008 : 45 sen per share less 25% Malaysian income tax and 10 sen per share tax exempt) and subject to approval at the forthcoming Annual General Meeting, will be paid on 17 March 2010 to shareholders registered on the Company's Register as at 25 February 2010.

A Depositor with the Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 23 February 2010 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 25 February 2010 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

Notes to Interim Financial Report
(Continued)

(b) The total dividend for the current financial year to-date is single tier dividend of 40 sen per share (2008 : 15 sen per share less 26% Malaysian income tax, 45 sen per share less 25% Malaysian income tax and 10 sen per share tax exempt).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2009	2008	2009	2008
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	243,730	267,502	612,500	1,040,653
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	22.89	25.12	57.51	97.72

B14. Audit Report

The audit report for the financial year ended 30 September 2008 was not subject to any qualifications.

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

24 November 2009



Entitlements (Notice of Book Closure)

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/11/2009 09:22:49 AM**
Submitted by **KUALA LUMPUR KEPONG** on **24/11/2009 05:48:10 PM**
Reference No **KL-091119-33769**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

Entitlement date *	25/02/2010
Entitlement time *	04:00:00 PM
Entitlement subject *	Final Dividend
Entitlement description *	A final single tier dividend of 30 sen per share.
Period of interest payment	to
Financial Year End	30/09/2009
Share transfer book & register of members will be closed from	to

(both dates inclusive) for the purpose of determining the entitlements

Registrar's name ,address, telephone no *	Symphony Share Registrars Sdn Bhd 55 Medan Ipoh 1A Medan Ipoh Bistari 31400 Ipoh Perak, Malaysia Tel: 605-547 4833
Payment date	17/03/2010

<u>A depositor shall qualify for the entitlement only in respect of:</u>

a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	25/02/2010
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	23/02/2010

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)

Entitlement indicator *	Currency
Currency	Malaysian Ringgit (MYR)
Entitlement in Currency *	0.3
Remarks	The proposed final single tier dividend is subject to the approval of the shareholders of the Company at the 37th Annual General Meeting to be held on 24 February 2010.

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/10/2009 12:51:23 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/10/2009 02:49:44 PM**
Reference No **KLK-091022-AAD71**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*15/10/2009	*500,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	170,373,850
Direct (%)	16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	170,373,850
Date of notice *	16/10/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/10/2009 12:08:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26/10/2009 12:31:15 PM**
Reference No **KLK-091024-6BB0E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*19/10/2009	*175,000	
Disposed	20/10/2009	780,100	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	169,418,750
Direct (%)	15.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	169,418,750
Date of notice *	20/10/2009
Remarks	fsc

Sec, ug



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/10/2009 03:04:33 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/10/2009 03:48:01 PM**
Reference No **KLK-091028-6DEB8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*19/10/2009	*200,000	
Disposed	20/10/2009	100,000	
Disposed	21/10/2009	120,000	
Disposed	21/10/2009	153,200	
Disposed	22/10/2009	500,000	
Disposed	22/10/2009	246,400	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	168,099,150

Direct (%)	15.78
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	168,099,150
Date of notice *	22/10/2009
Remarks	fsc

SEC, ws



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/10/2009 12:55:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/10/2009 04:32:12 PM**
Reference No **KLK-091030-B0884**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*23/10/2009	*1,500,000	
Acquired	23/10/2009	200,000	
Disposed	26/10/2009	143,700	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	166,655,450
Direct (%)	15.65
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	166,655,450
Date of notice *	26/10/2009
Remarks	fsc



SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/11/2009 03:51:00 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/11/2009 04:31:03 PM**
Reference No **KLK-091103-B1F60**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*27/10/2009	*500,000	
Disposed	28/10/2009	126,000	
Disposed	28/10/2009	57,400	
Disposed	28/10/2009	99,000	

Circumstances by reason of which change has occurred *	Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	165,873,050
Direct (%)	15.58
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	165,873,050
Date of notice *	28/10/2009
Remarks	fsc

SEC, MS



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/11/2009 12:26:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/11/2009 03:36:09 PM**
Reference No **KLK-091105-860F8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/10/2009	*2,768,100	
Disposed	29/10/2009	93,600	
Disposed	29/10/2009	1,128,300	
Acquired	30/10/2009	1,746,100	
Disposed	30/10/2009	15,000	
Disposed	30/10/2009	391,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	168,758,650

Direct (%)	15.85
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	168,758,650
Date of notice *	30/10/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/11/2009 11:49:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/11/2009 12:36:20 PM**
Reference No **KLK-091110-50992**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*26/10/2009	*50,000	
Disposed	27/10/2009	65,000	
Acquired	02/11/2009	1,951,700	
Acquired	03/11/2009	959,400	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	171,554,750
Direct (%)	16.11
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	171,554,750
Date of notice *	03/11/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/11/2009 12:14:37 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/11/2009 12:42:29 PM**
Reference No **KLK-091111-74F95**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/10/2009	*100,000	
Acquired	04/11/2009	500,000	
Acquired	05/11/2009	80,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	172,234,750
Direct (%)	16.17
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	172,234,750
Date of notice *	05/11/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/11/2009 04:26:40 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/11/2009 12:41:42 PM**
Reference No **KLK-091113-E6347**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*06/11/2009	*946,800	
Disposed	06/11/2009	36,000	
Disposed	06/11/2009	500,000	
Acquired	09/11/2009	367,500	
Disposed	09/11/2009	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	172,513,050
Direct (%)	16.2

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	172,513,050
Date of notice *	09/11/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/11/2009 11:16:25 AM**
Submitted by **KUALA LUMPUR KEPONG** on **17/11/2009 12:40:43 PM**
Reference No **KLK-091117-1FBA4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*10/11/2009	*236,100	
Disposed	10/11/2009	228,600	
Acquired	11/11/2009	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	173,020,550
Direct (%)	16.25
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	173,020,550
Date of notice *	11/11/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/11/2009 11:59:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/11/2009 02:29:12 PM**
Reference No **KLK-091119-5E740**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*12/11/2009	*101,600	
Disposed	12/11/2009	425,000	
Acquired	13/11/2009	163,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	172,860,150
Direct (%)	16.23
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	172,860,150
Date of notice *	13/11/2009
Remarks	fsc



SEC, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/11/2009 10:26:22 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/11/2009 11:02:25 AM**
Reference No **KLK-091121-D6690**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

<u>Particulars of substantial Securities Holder</u>

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

<u>Details of changes</u>

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*16/11/2009	*28,000	
Disposed	16/11/2009	283,700	
Disposed	17/11/2009	533,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	172,070,950
Direct (%)	16.16
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	172,070,950
Date of notice *	17/11/2009
Remarks	fsc

Segus



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/11/2009 02:59:51 PM**
Submitted by **KUALA LUMPUR KEPONG** on **25/11/2009 03:44:54 PM**
Reference No **KLK-091125-67067**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*18/11/2009	*275,000	
Acquired	19/11/2009	50,100	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	171,846,050
Direct (%)	16.14
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	171,846,050
Date of notice *	19/11/2009
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/12/2009 11:18:49 AM**
Submitted by **KUALA LUMPUR KEPONG** on **01/12/2009 01:30:09 PM**
Reference No **KLK-091201-233FA**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*24/11/2009	*120,000	
Disposed	25/11/2009	400,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	171,326,050
Direct (%)	16.09
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	171,326,050
Date of notice *	25/11/2009
Remarks	fsc



SEC, 45

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/12/2009 12:50:03 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/12/2009 01:25:44 PM**
Reference No **KLK-091208-A8E35**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*01/12/2009	*456,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	171,782,250
Direct (%)	16.13
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	171,782,250
Date of notice *	02/12/2009
Remarks	fsc

SEC, US


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/12/2009 09:56:55 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/12/2009 12:41:33 PM**
Reference No **KLK-091212-AB43D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*07/12/2009	*227,500	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	171,554,750
Direct (%)	16.11
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	171,554,750
Date of notice *	08/12/2009
Remarks	fsc

SEC/US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/12/2009 01:21:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/12/2009 01:33:19 PM**
Reference No **KLK-091216-D6B57**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*02/12/2009	*85,000	
Disposed	03/12/2009	26,500	
Disposed	09/12/2009	83,300	
Acquired	10/12/2009	309,100	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	171,669,050
Direct (%)	16.12
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	171,669,050
Date of notice *	10/12/2009
Remarks	cln

SEC,MS


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/12/2009 11:29:36 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/12/2009 12:46:55 PM**
Reference No **KLK-091221-330C5**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*01/12/2009	*500,000	
Acquired	14/12/2009	180,800	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	171,349,850
Direct (%)	16.09
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	171,349,850
Date of notice *	14/12/2009
Remarks	fsc

Secµs



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/12/2009 03:41:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/12/2009 04:30:37 PM**
Reference No **KLK-091224-A38E0**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*15/12/2009	*31,400	
Disposed	16/12/2009	1,342,500	
Disposed	17/12/2009	134,800	
Acquired	21/12/2009	22,500	
Disposed	21/12/2009	68,100	
Acquired	21/12/2009	116,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	169,911,550

Direct (%)	15.95
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	169,911,550
Date of notice *	21/12/2009
Remarks	fsc

SEC/US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/12/2009 11:52:37 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/12/2009 01:54:50 PM**
Reference No **KLK-091229-54C36**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*15/12/2009	*150,000	
Acquired	16/12/2009	80,000	
Acquired	17/12/2009	193,000	
Acquired	22/12/2009	267,000	
Disposed	22/12/2009	350,000	
Disposed	22/12/2009	300,000	
Acquired	23/12/2009	500,000	
Disposed	23/12/2009	68,900	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct

Direct (units)	170,382,650
Direct (%)	16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,382,650
Date of notice *	23/12/2009
Remarks	fsc